As filed with the Securities and Exchange Commission on February 10, 2006

File No. 333-130693

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

APHTON CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	8 Penn Center, 1628 JFK Boulevard, Philadelphia PA, 19103 (215) 218-4340	95-3640931
(State or Other Jurisdiction of Incorporation or Organization)	(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)	(I.R.S. Employer Identification Number)

Patrick T. Mooney, M.D.

Chairman, President and Chief Executive Officer

Aphton Corporation

8 Penn Center,

1628 JFK Boulevard,

Philadelphia PA 19103

(215) 218-4340

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copy to:

Kara L. MacCullough, Esq.

Akerman Senterfitt

One Southeast Third Avenue, 28th Floor

Miami, FL 33131

(305) 374-5600

(305) 374-5095 (Fax)

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 10, 2006

PROSPECTUS

APHTON CORPORATION

27,333,333 Shares of Common Stock, Par Value $.001 per Share

The selling stockholders named in this prospectus may offer for sale up to 27,333,333 shares of our common stock. We will not receive any of the proceeds from the sale of the shares of our common stock by any selling stockholder under this prospectus.

Our common stock is traded on the pink sheets under the symbol “APHT.” On February 9, 2006 the last reported sale price of our common stock reported on the pink sheets was $.195.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 2 of this prospectus for a discussion of certain factors you should consider before you buy our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2006

SUMMARY

Aphton Corporation

We are a biopharmaceutical company focused on developing innovative cancer therapies. Our research and development efforts are based on our proprietary active immunization and monoclonal antibody technologies. Our technologies are based on key discoveries made by us as well as our understanding of the central role of gastrin, a naturally occurring hormone, and gastrin receptors. Through our wholly-owned subsidiary Igeneon, we are focused on the development of active and passive cancer immunotherapies (cancer vaccines and monoclonal antibodies) designed to prevent or delay the development of metastases in cancers of epithelial origin. These product candidates are designed to target disseminated tumor cells, thereby having the potential to prevent metastasis and the spread of cancer.

Unless the context otherwise requires, all references to “we,” “our,” “us” or “Company” refer to Aphton Corporation and its subsidiaries.

Principal Executive Offices

Our principal executive offices are located at 8 Penn Center, 1628 JFK Boulevard, Philadelphia PA, 19103 and our telephone number is (215) 218-4340. Our web page, describing us, our technology, products, strategic alliances and news releases can be visited at: www.aphton.com. The web site is not a part of this prospectus.

The Offering

Shares of common stock offered by us	None.

Shares of common stock offered by the selling stockholders	27,333,333 shares.(1)

Use of proceeds	We will not receive any proceeds from the sale of the shares of our common stock by any selling stockholder, if a selling stockholder chooses to sell some or all of its shares of our common stock.

Our pink sheets symbol	APHT.

(1)	Includes up to 833,333 shares of common stock that may issued upon conversion of the Series A-1 Preferred Stock pursuant to its anti-dilution provisions, if triggered.

RISK FACTORS

Investing in our common stock involves risks. In addition to the other information set forth elsewhere in this prospectus, the following factors relating to us and our common stock should be considered carefully in deciding whether to invest in our common stock.

Risks Related to Our Business

We have a history of operating losses. We expect to continue to incur substantial operating losses in the next several years and we may never be profitable.

We have experienced significant operating losses since our inception in 1981 and expect to continue incurring substantial operating losses for at least the next several years. We expect losses to increase over the next several years as we continue our clinical trials, apply for regulatory approvals, and continue our research and development efforts. We also expect to experience negative operating cash flows for the foreseeable future. Our losses have adversely impacted, and will continue to adversely impact, our working capital, total assets and stockholders’ equity. Our net loss for the nine months ended September 30, 2005 was $62.1 million and for the year ended December 31, 2004 was $28.8 million. As of September 30, 2005, we had an accumulated deficit of approximately $257.8 million. Our ability to achieve profitability depends upon our ability, alone or through relationships with third parties, to develop successfully our technology and products, to obtain required regulatory approvals and to manufacture, market and sell such products. We may never be profitable.

We do not currently have any products which are approved for sale and we do not yet generate revenue from the sale of any products.

To date, we have not generated any revenues from product sales. All of our potential products are in various stages of product development, and most are still in research or in early development. None of them are approved for sale. All of our potential products will require expensive, extensive and time consuming clinical testing, and some may require additional research and development, prior to commercial use. Accordingly, we cannot plan on deriving revenues from these products for a number of years, if at all. These potential products may not be developed successfully into immunogens that can be administered to humans or may not prove to be safe and effective in clinical trials or cost-effective to manufacture and administer. We may encounter problems in clinical trials that will cause us to delay or suspend a clinical trial. Also, our products that are currently under development may not be completed successfully or within an acceptable time period, if at all. Further, our products may not receive regulatory approval. Finally, if any of our products do receive required regulatory approval, we may not be capable of producing those products in commercial quantities or those products may not be accepted by the marketplace.

Our success is heavily dependent on the viability of a limited number of products, most of which are at an early stage of development, and we may fail to successfully develop and commercialize any one or all of these products.

We currently have only three product candidates in clinical development: (i) Insegia, which has completed, various Phase II and Phase III clinical trials, (ii) IGN101, which is currently in phase II/III clinical trials and (iii) IGN311, which is currently in an open-label Phase I/II trial. Our other product candidates are in pre-clinical or early clinical stages.

Cancer immunotherapy has resulted in only a few commercially available pharmaceutical products to date. In order to develop and commercialize our product candidates, we will have to perform significant clinical testing, obtain regulatory approvals and spend substantial capital resources. In doing so, we will incur a high degree of risk and uncertainty inherent in the development of any new drug or treatment. These risks include the possibility that:

•	our products will not be effective;

•	our products will not be safe;

•	our products will fail to receive regulatory approval;

•	our products will be difficult to manufacture on a commercial scale, or even on a scale sufficient for clinical testing;

•	clinical endpoints will be inadequate for regulatory approval;

•	third parties will market similar or superior products;

•	our products will be uneconomical to market;

•	our products will not achieve market acceptance; or

•	proprietary rights of third parties will preclude the marketing of our products.

If any of the risks mentioned above were to materialize for even one of our product candidates, and, as a consequence, we were unable to fully develop or commercialize that product, it could have material adverse consequences on our financial situation and severely harm our business.

Insegia’s failure to meet its primary efficacy endpoint in our recently completed PC(IV) clinical trial may delay the approval of Insegia for marketing.

Although we have had positive results with Insegia as a monotherapy in a Phase III clinical trial for the treatment of pancreatic cancer, the FDA, unlike other jurisdictions, generally will not approve a monotherapy treatment as a frontline therapy when there is another approved therapy. With respect to pancreatic cancer, gemcitabine is currently the approved therapy. Consequently, as a result of Insegia’s failure to meet its primary efficacy endpoint in combination with gemcitabine in our recently completed PC(IV) clinical trial, we would not be able to apply for approval of Insegia as a frontline treatment for advanced pancreatic cancer in the U.S.

Because Insegia is our latest stage product, any delay in approving Insegia in the U.S. and elsewhere will significantly delay the time at which we begin generating revenue from product sales. In addition, conducting additional clinical trials would be costly, time consuming and divert our limited resources from our other product candidates. Furthermore, even if we conduct additional trials, there is no guarantee that such clinical trials would be successful, or if successful, that Insegia would be approved for marketing in the U.S. or elsewhere. Additionally, any delay in approval of Insegia could result in other similar drugs coming to market prior to Insegia and Insegia losing its Orphan-Drug status.

Our ability to successfully register Insegia may be adversely affected by the percentage of cancer patients that are non-responsive to Insegia.

Insegia operates by causing patients to produce antibodies that bind to both G17 and gly-gastrin and remove them from circulation before they can bind to cancer cells and promote tumor development and proliferation. If a patient does not, after treatment, produce antibodies to Insegia, then Insegia will not have the intended effect on the tumor or the patient’s survival. The results of our clinical studies have shown that approximately 20% to 35% of these cancer patients do not respond to Insegia and as a result do not create antibodies. While we have tried, and will continue to try, to identify an explanation for the non-responsiveness to Insegia of these patients, we may be unable to identify an explanation or develop a solution. This phenomenon tends to make it more difficult to establish, with statistical significance, efficacy, which in turn will make it more difficult to obtain regulatory approvals. It may also impair this product candidate’s acceptance in the marketplace, should we ultimately obtain regulatory approval.

Without obtaining additional financing or generating revenue we may not have enough liquidity to fund our research and development program.

Developing our technology and products requires a commitment of substantial funds to conduct the costly and time-consuming research and clinical trials necessary for such development. On September 30, 2005, we had approximately $14.8 million in cash and current investments, and as adjusted for the Note Exchange (as hereinafter defined on page 22) we would have had $11.8 million in cash and current investments. Based on our current burn rate for cash used in operations, we expect this amount of cash and current investments will enable us to maintain a range of operations into 2006.

However, we do not anticipate having any of our products ready for commercialization prior to this time. Consequently, if we do not obtain additional financing we may be required to:

•	delay, reduce the scope of or eliminate one or more of our research or development programs and some or all of our clinical trials;

•	obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, potential products or products that we would otherwise seek to develop or commercialize ourselves;

•	sell our company;

•	cease operations; or

•	declare bankruptcy.

Our operating costs, particularly future research and development costs, may be significantly higher than we anticipate, and we may need additional capital to fund these costs. It is extremely difficult to estimate the amount of research and development costs that may be required before a product is ready to be commercialized. The amount of research and development costs that we will be required to incur will depend on many other factors, including:

•	the progress of our research and development programs, preclinical testing and clinical trials;

•	collaborative arrangements or strategic alliances with other drug companies, including the further development, manufacturing, marketing and sale of certain of our products and our ability to obtain funds from such strategic alliances or from other sources;

•	the timing and cost of obtaining regulatory approvals;

•	the levels of resources that we devote to product development, manufacturing and marketing capabilities;

•	the cost of establishing, maintaining and enforcing intellectual property rights; and

•	competing technological and market developments.

Our ability to successfully commercialize Insegia is dependent on our ability to find partners with the financial resources to assist us with funding the activities necessary to support the regulatory approval and development of Insegia.

Insegia is still in development and is not approved for sale. In May 2005, we discontinued the allocation of financial resources towards actively pursuing the clinical development of Insegia as part of our cost reduction plan. Additionally, in November 2005, we terminated our strategic alliance with sanofi pasteur relating to the development, manufacture and commercialization of Insegia. Insegia will require extensive, time consuming and costly clinical testing, and may require additional research and development, prior to commercial use. Our ability to develop, commercialize and market Insegia is highly dependent on our ability to identify other partners that have the financial resources to support additional clinical studies and/or other research and development activities that may be necessary to support regulatory approval of Insegia for patients with gastrin-sensitive cancers. We continue to seek appropriate partners to assist us in developing Insegia, however, we may be unable to identify new partners or enter into new strategic alliances on favorable terms.

Our ability to commercialize our products could be materially and adversely affected if we cannot obtain the needed quantities of our raw materials for our products.

Diphtheria Toxoid (DT) is a key material used in the development and manufacture of Insegia. We do not currently manufacture DT and large quantities of DT suitable for human use are not readily obtainable in the open market. In connection with our strategic alliance with sanofi pasteur, we had a supply agreement with sanofi pasteur for DT. sanofi pasteur is one of only a few manufacturers of DT in the world. However, on November 7, 2005, we entered into an agreement with sanofi pasteur terminating our strategic alliance. Pursuant to the terms of the agreement, sanofi pasteur has agreed to make reasonable commercial efforts to sell to us certain quantities of DT through the year 2009. We and sanofi pasteur have agreed to negotiate a new definitive supply agreement that will set forth all of the terms of our supply arrangement. If the supply of DT from sanofi pasteur is disrupted for any reason, including a breach under our supply agreement or, if our requirements for DT exceed the quantities that sanofi pasteur has agreed to supply to us, we may be unable to obtain sufficient quantities of DT on a timely and cost-effective basis, if at all. This could result in increased costs, delayed development or ultimately unsuccessful clinical trials which could materially and adversely affect our ability to commercialize our products.

Furthermore, IGN101 and IGN311 depend on a set of specific products for their manufacture and the supply of these products on the market is limited. Igeneon has entered into a contract for the supply of antibodies in order to counteract the limited production capacity on the world market for antibodies. Nonetheless, we cannot be sure that Igeneon’s supply of antibodies or any of these other products will not be limited, interrupted or restricted in certain geographic regions. If Igeneon’s supply of antibodies was interrupted, we may not be able to obtain from other manufacturers alternative materials, chemical compounds, components, antibodies or antigens of acceptable quality, in commercial quantities and at an acceptable cost.

In addition, our suppliers are subject to stringent manufacturing requirements and rigorous validation tests with respect to their facilities and processes. Delays in completing and validating their facilities and processes could affect our ability to complete clinical trials, file for regulatory approval or to market our product candidates profitably and on time.

If we are unable to commence or complete, or experience delays in, any of our present or planned clinical trials, it would delay or prohibit our ability to commercialize our products and therefore our ability to generate product revenues.

Clinical trials are very costly and time-consuming. The length of time required to complete a clinical trial depends on several factors, including the criteria for determining which patients are eligible to join the clinical trial, the size of the patient population and the patients’ ability to get to the clinical trial site. Our commencement and rate of completion of clinical trials also may be delayed by many other factors, including the following:

•	a sufficient number of patients may not enroll in our clinical trials;

•	our inability to produce sufficient quantities of the products to complete the trials;

•	our inability to adequately follow or evaluate patients after treatment with our products;

•	the products may have significant adverse side effects or other safety issues;

•	it may take a longer time period than expected to determine whether the products are effective;

•	patients may die during a clinical trial because their cancer or other disease is too advanced or because they experience unrelated medical problems;

•	our products fail to perform well during clinical trials; and

•	government or regulatory delays.

If we are unable to commence or complete, or experience delays in, any of our present or planned clinical trials, it would delay or prohibit our ability to commercialize our products and therefore our ability to generate revenues. Our development costs will increase if we experience any delays in our clinical trials or if we need to perform more or larger clinical trials than planned.

Our reliance on third parties such as manufacturers and clinical research organizations may result in delays in completing, or a failure to complete, clinical trials if they fail to perform under our agreements with them.

As an integral component of our product development, we engage manufacturers and clinical research organizations, or CROs, to manufacture and distribute the product candidates, to conduct and manage clinical studies and to assist us in guiding products through the U.S. Food and Drug Administration, or FDA, review and approval process. Because we presently engage and intend to continue to engage manufacturers and CROs to help us obtain market approval for our products, many key aspects of this process have been and will be out of our direct control. If the manufacturers and CROs fail to manufacture and distribute the product candidates and to perform clinical trials in a satisfactory manner, or fail to perform their obligations under our agreements with them, we may face delays in completing our clinical trials, as well as commercialization of our products. In addition, the loss of any of our current contracts or delay in obtaining new contracts with such entities may also delay the completion of our clinical trials and the market approval of our products.

Our ability to develop and commercialize our pipeline products is dependent on strategic alliances.

As our company has limited personnel and financial resources, our ability to develop and commercialize our pipeline products is dependent on strategic alliances. For example, we have entered into an alliance with XOMA regarding the development of our monoclonal antibodies, an agreement with Daiichi to develop, manufacture and commercialize gastrin-related diagnostic kits and an agreement with Celltrion, Inc. to develop and commercialize IGN311. In addition, we collaborate with numerous academic institutions with respect to our preclinical and other research and development activities. As a result of our strategic alliances, we will not completely control the nature, timing or cost of bringing our current pipeline products to market. Our partners could choose not to devote resources to these arrangements or, under certain circumstances, may terminate these arrangements early. In addition, our partners, outside of their arrangements with us, may develop technologies or products that are competitive with those that we are developing. From time to time, we may also become involved in disputes with our partners. As a result of these factors, our strategic alliances may not yield successful products or revenues. In addition, we may be unable to enter into new strategic alliances or enter into new strategic alliances on favorable terms.

Immunotherapy may not prove effective or may produce side effects.

Immunotherapy, a treatment approach seeking to mobilize a cancer patient’s own immune system to destroy tumor cells, is still controversial in the scientific community. To date, only a limited number of antibody-based and vaccine-type immunotherapy products have been approved, and only for very few indications. The basis for most immunotherapeutic treatment approaches under development for cancer is the observation that cancer cells express or over express certain proteins (known as antigens) on their surfaces. Immunotherapy seeks to manipulate the body’s immune system to target these antigens and destroy the cancer cells that express or over express them. Immunotherapy has failed in certain instances in the past, however, because, among other reasons,

•	the therapy failed to elicit a sufficiently strong immune response against the target antigens;

•	the immune response did not translate into a clinically relevant effect; and

•	cancer cells may, through various biochemical mechanisms, escape an immune response.

In addition, certain immunotherapy products may produce serious side effects. Many antibody-based therapies have shown toxicity in clinical trials.

Our products under development are based on an approach to disease therapy and prevention that has not yet been approved and may prove to be unsuccessful.

Our products under development are based on an approach to disease therapy and prevention that has not yet been approved. Our approach may ultimately prove to be unsuccessful since:

•	we may not successfully complete our product development efforts;

•	our products may not prove to be safe and effective;

•	we may not receive approval from the FDA, or any other applicable regulatory agencies; or

•	medical centers, hospitals, physicians or patients may not accept our products as readily as current drug therapies or other forms of treatment.

Undesirable and unintended side effects or unfavorable publicity concerning any of our products or other products incorporating a similar approach could limit or curtail commercial use of our products and could have an adverse effect on our ability to obtain regulatory approvals and to achieve physician and patient acceptance.

Our dependence on others for manufacturing and marketing may adversely affect the manufacture, marketing and sale of our products.

We have no manufacturing facilities for commercial production of our products under development and have no experience in marketing, sales or distribution. We intend to continue establishing arrangements with and relying on third parties, including large pharmaceutical companies, to manufacture, market, sell and distribute any product we develop. Although we believe that parties to any future arrangements will have an economic incentive to perform their contractual responsibilities successfully, the amount and timing of resources to be allocated to these activities will not be within our control. These parties may not perform their obligations as expected, we may not derive any revenues from such arrangements and our reliance on others for manufacturing products may result in unforeseen problems with product supply. Should we encounter delays or difficulties in establishing relationships with manufacturers to produce, package and distribute any product we develop, market introduction and subsequent sales of such product would be adversely affected. Moreover, contract manufacturers that we may use must adhere to current good manufacturing practice regulations enforced by the FDA through its facilities inspection program. If these facilities cannot pass a pre-approval plant inspection, any FDA pre-market approval of our potential products would be adversely affected. Additionally, these manufacturers are subject to continual review and periodic inspections by the FDA and discovery of previously unknown problems with a manufacturer or facility may result in FDA restrictions which could adversely affect the manufacture, marketing, sales or distribution of our products.

We may not have sufficient liquidity to make payments when they become due under our outstanding indebtedness.

We have material amounts of indebtedness outstanding. As of September 30, 2005, our wholly-owned subsidiary Igeneon had $6.9 million in USD equivalents in interest-bearing liabilities that are comprised of financial liabilities relating to funds received by Igeneon prior to our acquisition of Igeneon from various financial institutions and guaranteed by governmental agencies for research and development activities. Of such amount, approximately $3.3 million in USD equivalents of lgeneon’s liabilities mature by July 1, 2006. If we at any time default on any of our payment obligations or other obligations under the terms of such outstanding debt instruments, the applicable holders will have all rights available to them under the terms of such instruments, including, acceleration of indebtedness under the debt instrument and/or the exercise of an option to receive a lien on our intellectual property. If this were to occur, we would not have sufficient liquidity to pay the full amount of our outstanding debt. Unless we are able to obtain additional financing, we will not be able to pay the liabilities of Igeneon when they become due in 2006.

We have identified deficiencies in our internal control over financial reporting that may constitute a material weakness and we cannot assure you that the remediation measures we have implemented will correct these deficiencies and/or material weakness.

In performing a post-interim period review of the financial statements for the second and third quarters of 2005, we determined it that was necessary to restate our financial statements to reclassify certain of our liabilities from other liabilities (long-term) to various current liability accounts (including current-portion of long-term liabilities, trade accounts payable and accrued liabilities), make certain balance sheet adjustments to reflect the issuance of stock in lieu of cash interest payments on our 2003 Senior Convertible Notes and the over-accrual of interest, revise the required supplemental disclosures regarding our Austrian subsidiary’s liabilities and restate the Statement of Cash Flows for both quarters to reflect these adjustments. As part of the preparation of the restated consolidated financial statements for the second and third quarters of 2005, our Chief Executive Officer and our Chief Financial Officer identified certain deficiencies in our internal control over financial reporting related to (i) our system of entry of certain types of transactions into the general and subsidiary ledgers, and (ii) the timely reconciliation of general ledger balance sheet accounts to the appropriate underlying subsidiary records.

We have implemented certain remediation steps to address the significant deficiencies and/or material weakness in our internal control over financial reporting. If we have a material weakness in our internal control over financial reporting or our remediation measures do not adequately address the deficiencies and/or material weakness, there is a greater risk of material errors or irregularities in our financial statements.

We may not have sufficient infrastructure or personnel to manage our operations.

We allocate significantly all of our financial and other resources to research and development activities. Additionally, we rely in large part on a variety of third parties, including manufacturers and clinical research organizations instead of supporting a large employee base. Consequently, we may lack the necessary personnel and information technology to support our current level of operations or the level of operations necessary if we have a successful clinical trial or as a result of a strategic partnership or licensing arrangement.

We are dependent on our senior management and scientific staff, and the loss of this personnel or the failure to attract additional qualified personnel could adversely affect our ability to achieve our business objectives.

We depend upon the services of our senior management and scientific staff. Our lean infrastructure or personnel could make us vulnerable to disruption if we were unable to retain our current key personnel. We have not insured against the loss, due to death or disability, of any key personnel. The quality and reputation of our scientists and other technical personnel, and their success in performing their responsibilities, are a basis on which we attract potential funding sources and strategic partners. The loss of the services of any key personnel or the failure to recruit necessary additional or replacement personnel could have an adverse affect on our ability to achieve our business objectives. There is intense competition for qualified personnel in the pharmaceutical and biotechnology industries, including from other companies, universities, government entities and public and private research institutions, and there can be no assurance that we will be able to attract and retain the qualified personnel necessary for the development of our business.

The price of our common stock has been and is likely to continue to be volatile.

The market price of our common stock, like that of securities of other biotechnology companies, has fluctuated significantly in recent years and is likely to fluctuate in the future. Announcements regarding:

•	the progress and results of clinical trials;

•	technological innovations or new commercial products;

•	strategic partnerships and arrangements or the termination thereof;

•	public concern as to the safety of drugs and reliability of our testing processes;

•	developments regarding patents or proprietary rights;

•	litigation and governmental inquiries;

•	government regulation;

•	fluctuations in financial performance from period to period;

•	new financings; and

•	general market conditions

may have a significant impact on the market price of our common stock. In addition, price and volume trading volatility in the U.S. stock market can have a substantial effect on the market prices of the securities of many biotechnology companies, frequently for reasons other than the operating performance of such companies. These broad market fluctuations could adversely affect the market price of our common stock and could contribute to your losing all or part of your investment.

Additionally, sales of substantial amounts of shares of our common stock in the public market or in connection with a strategic relationship or acquisition, or the perception that such sales could occur, may adversely affect the market price of our common stock and may make it more difficult for us to sell our equity securities in the future at a time and price which we deem appropriate. To the extent the holders of our convertible preferred stock, warrants and options convert or exercise such securities and then sell the shares of our common stock they receive upon conversion or exercise, our stock price may decrease due to the additional amount of shares available in the market. The subsequent sales of these shares could encourage short sales by our stockholders and others which could place further downward pressure on our stock price. We may also issue additional capital stock, convertible securities and warrants to raise capital in the future, or other debt-for-equity transactions to repay portions of outstanding debt of our subsidiary, and issue stock options to attract and retain key personnel.

Our common stock was delisted from The Nasdaq Capital Market and as a result the liquidity of our common stock could decline significantly.

Our common stock was delisted from The Nasdaq Capital Market and began trading in the “pink sheets” effective with the open of business on January 31, 2006. Our delisting from The Nasdaq Capital Market was based upon our failure to comply with NASDAQ Marketplace Rule 4310(c)(ii)(B), which requires us to maintain a market value of listed securities of at least $35,000,000 or, in the alternative, shareholders’ equity of at least $2,500,000 and our failure to evidence a minimum bid price of $1.00 per share, as required by NASDAQ Marketplace Rule 4310(c)(4). The trading of our common stock on the pink sheets may cause the liquidity of our common stock to decline significantly making it difficult or impossible for stockholders to sell their shares. In addition, any decline in liquidity or further reduction in the price of our common stock resulting from our delisting could materially adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Provisions in our charter documents could prevent or frustrate any attempts to replace our current Board of Directors by stockholders.

Our certificate of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire us without consent of our Board of Directors. Our certificate of incorporation and bylaws provide for a staggered board and removal of directors only for cause. Accordingly, stockholders may elect only a minority of our board at any annual meeting, which may have the effect of delaying or preventing changes in the Board of Directors. In addition, on August 17, 2004, our Board of Directors adopted a Stockholders’ Rights Plan and declared a dividend of one preferred share purchase right for each outstanding share of our Common Stock to holders of record on August 31, 2004. The Stockholders Rights Plan could make it more difficult for a third party to acquire our common stock without approval of the current Board of Directors. In addition, our certificate of incorporation currently permits our Board of Directors to issue up to 4,000,000 shares of preferred stock and to determine the terms of those shares of stock without any further action by our stockholders. We currently have 10,000 shares of Series A-1 Convertible Preferred Stock outstanding. Our issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock and thereby effect a change in the composition of our Board of Directors. Our certificate of incorporation also provides that our stockholders may not take action by written consent. Our certificate of incorporation and bylaws permit only our Chairman, President or a majority of our Board of Directors to call a special stockholders meeting. These provisions may have the effect of preventing or hindering any attempts by our stockholders to replace our current Board of Directors. In addition, Delaware law also prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the Board of Directors approves the transaction. Also, under applicable Delaware law, our Board of Directors may adopt anti-takeover measures in the future.

The conversion of our convertible preferred stock, the exercise of outstanding warrants and options and other rights to obtain additional shares could dilute the value of the shares currently held by our stockholders.

As of December 1, 2005, as adjusted for the closing of the Note Exchange, we had convertible preferred stock, warrants and options which are convertible and/or exercisable for an aggregate of 26,859,720 shares of our common stock. The conversion of the preferred stock and the exercise of our outstanding warrants and options could result in dilution in the value of the shares of our outstanding common stock and the voting power represented thereby. In addition, the exercise price of the warrants issued in connection with the 2003 senior convertible notes may be lowered under the price adjustment provisions in the event of a “dilutive issuance,” that is, if we issue common stock at any time prior to maturity at a per share price below such conversion or exercise price, either directly or in connection with the issuance of securities that are convertible into, or exercisable for, shares of our common stock. A reduction in the exercise price may result in the issuance of a significant number of additional shares upon the exercise of the warrants.

The warrants issued in connection with the 2003 senior convertible notes do not establish a “floor” that would limit reductions in such conversion price or exercise price, except for the 80% floor applicable to any dilutive issuance that occurs between March 31, 2004 and prior to March 31, 2006. This 80% floor limits any reduction in the then conversion price or exercise price to a price equal to 80% of such conversion price or exercise price. By corollary, in the event of a dilutive issuance after March 31, 2006, there would be no “ceiling” on the number of shares issuable upon exercise of the warrants. The downward adjustment of the exercise price of the warrants could result in further dilution in the value of the shares of our outstanding common stock and the voting power represented thereby.

The area around and the soil below Igeneon’s premises could be contaminated; remedial actions could disturb its ability to conduct business.

Within a range of two kilometers from Igeneon’s premises there are several contaminated sites that are currently undergoing remedial actions pursuant to the requirements of Austrian law (Altlastensanierung). As the distance from Igeneon’s premises to these sites is rather short, we cannot exclude that remedial action may be required by the competent authorities also on or around Igeneon’s premises. Although Igeneon has settled in agreements that any costs of such remedial actions will be borne by third parties, any work connected with such remedial actions could disturb its ability to conduct business and thereby cause unexpected costs or delays. Furthermore, these agreements may be unenforceable and/or the actual reimbursement obligations by third parties may surpass their financial ability. If remedial actions are required, this could have a negative impact on our business, financial condition and results of operations.

Risks Related to Our Industry

If we are delayed or fail to obtain the necessary regulatory approvals, our ability to generate product revenue will be adversely affected.

The clinical trials, manufacturing and marketing of our products undergo rigorous testing and approval processes and are subject to extensive regulation by numerous governmental authorities in the U.S. and other countries, including the FDA in the U.S. and the Medicines Control Agency, or MCA, in the United Kingdom. The process of obtaining FDA and other required regulatory approvals is lengthy, expensive and uncertain. The time required for FDA approval is uncertain, and typically takes a number of years, depending on the type, complexity and novelty of the product. Since certain of our products involve the application of new technologies and are based on a new therapeutic approach, regulatory approvals may be obtained more slowly than for products produced using more conventional technologies. Additionally, we may encounter delays or disapprovals based upon additional government regulation resulting from future legislation or administrative action or changes in FDA or equivalent foreign regulatory policy made during the period of product development and regulatory review.

To obtain regulatory approvals, we must, among other requirements, complete carefully controlled and well-designed clinical trials demonstrating that a particular product is safe and effective for the applicable cancer or disease. Several biopharmaceutical companies have failed to obtain regulatory approvals because the applicable regulatory agencies were not satisfied with the structure of the clinical trials or the ability to interpret the data from the trials. We may encounter similar problems. We commenced our completed Phase III clinical trials prior to the FDA implementing its process for special protocol assessments, which is a process designed to provide companies assurance that the FDA will not disapprove an application for approval because of defects in the clinical trial protocol designs. The timing and success of a clinical trial is dependent on many factors, including enrolling sufficient patients in a timely manner, demonstrating the efficacy of a product in a statistically significant manner and avoiding adverse patient reactions. The timing and success of our clinical trials in particular are also dependent on the FDA and other regulatory agencies accepting each trial’s protocol, statistical analysis plan, product characterization tests and clinical data. If the FDA and other regulatory agencies are not satisfied with such matters and/or our current clinical trials yield inconclusive or negative results, we may be required to modify or to expand the scope of our clinical trial studies or conduct additional clinical trial studies to support a filing. In that event, the costs of developing our products would increase and the launch of our products would be delayed. In addition, we, the FDA or another applicable regulatory agency might delay or halt our clinical trials for various reasons.

Approval for any products we develop may not be granted by applicable regulatory agencies on a timely basis, if at all, or if granted the approval may not cover all the clinical indications for which we are seeking approval or may contain significant limitations in the form of warnings, precautions or contraindications with respect to conditions of use. Any delay in obtaining, or failure to obtain, necessary approvals would adversely affect our ability to generate product revenue. Failure to comply with the applicable regulatory requirements can, among other things, result in fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal prosecution. In addition, the marketing and manufacturing of drugs and biological products are subject to continuing FDA and other applicable regulatory agency review, and later discovery of previously unknown problems with a product, its manufacture or its marketing may result in the FDA or another applicable regulatory agency requiring further clinical research or restrictions on the product or the manufacturer, including withdrawal of the product from the market.

Insegia has been designated as an “Orphan Drug” in the U.S. and various other jurisdictions. This designation has the potential of providing us with marketing exclusivity for specified time periods (seven years in the U.S.), but only with respect to other drugs that are the same as Insegia and only if Insegia is the first drug approved for the designated indication in that jurisdiction. Moreover, we intend to seek, where appropriate, priority review by drug regulatory authorities. We cannot be certain, however, that we will obtain priority review, and even if we do, there can be no assurance that the approval process will not, nonetheless, be lengthy.

If we, or our suppliers, fail to comply with FDA and other government regulations, our manufacturing operations could be interrupted, and our drug product development, future sales, and profitability would suffer.

All new drugs, including our product candidates under development, are subject to extensive and rigorous regulation by the FDA and comparable foreign authorities. These regulations govern, among other things, the manufacturing, labeling, storage, pre-market approval, advertising, promotion, sale, and distribution of our drug compounds.

Even if regulatory approval is obtained, our products would continue to be subject to governmental review. Manufacturing, labeling, and promotional activities are continually regulated by the FDA and equivalent foreign regulatory agencies, and we must also report certain adverse events involving our products to these agencies. Previously unidentified adverse events or an increased frequency of adverse events that may occur post-approval could result in labeling modifications of approved products, which could adversely affect future marketing. Finally, approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. The restriction, suspension, or revocation of regulatory approvals or any other failure to comply with regulatory requirements could have a material adverse effect on our business, financial condition, and results of operations.

Failure to comply with the applicable regulatory requirements can result in, among other things, civil penalties, suspensions of regulatory approvals, product recalls, operating restrictions, and criminal prosecution. In addition, the marketing and manufacturing of pharmaceutical products are subject to continuing FDA and other regulatory review, and later discovery of previously unknown problems with a drug product, manufacturer or facility may result in the FDA and/or other regulatory agencies requiring further clinical research or restrictions on the product or the manufacturer, including withdrawal of the drug product from the market. The restriction, suspension, or revocation of regulatory approvals or any other failure to comply with regulatory requirements could have a material adverse effect on our business, financial condition, and results of operations.

We currently obtain the necessary raw materials for our development stage drug products, as well as certain services, such as testing, from third parties. We currently contract with suppliers and service providers that are required to comply with strict standards established by us. Certain suppliers and service providers are required to follow current Good Manufacturing Practices, or cGMP, requirements and are subject to routine unannounced periodic inspections by the FDA and by certain state and foreign regulatory agencies for compliance with cGMP requirements and other applicable regulations. There can be no assurance that the FDA and other regulatory agencies will find the manufacturing process or facilities or other operations of our suppliers and other service providers to be in compliance with cGMP requirements and other regulations.

While to the best of our knowledge, none of our suppliers or service providers has been found to be out of compliance with cGMP with respect to the goods or services they provide to us, failure of any third party suppliers or service providers to maintain satisfactory compliance with cGMP could have a material adverse effect on our ability to market and distribute our products in the future and, in the most serious cases, could result in the issuance of warning letters, seizure or recall of products, civil penalties or closure of such manufacturing facilities until such cGMP compliance is achieved.

Our competitors may develop and market products that are safer, more effective, or reach the market sooner than our products, which would adversely affect the commercial success of any of our products.

The treatment of diseases such as those to which our products are directed is subject to rapid, unpredictable and significant change. Our products under development seek to address certain cancers and diseases currently addressed, to some extent, by existing or development stage products and technologies of other biotechnology and pharmaceutical companies. Competition from other biotechnology companies, large pharmaceutical companies and universities and other research institutions is intense and is expected to increase. Many of these companies and institutions have substantially greater resources, research and development staffs and facilities than we do and have substantially greater experience in obtaining regulatory approval, and in manufacturing and marketing pharmaceutical products.

Our competitors may:

•	develop safer or more effective therapeutic products;

•	discover technologies that may result in medical breakthroughs which render our products obsolete even before they generate any revenue;

•	commercialize their products sooner than we do;

•	implement more effective approaches to marketing and sales; or

•	establish superior proprietary positions.

Our ability to protect our intellectual property rights will be critically important to the success of our business, and we may not be able to protect these rights in the U.S. or abroad.

The success of our business will depend in large part on our ability to:

•	obtain patents, both in the U.S. and in other countries;

•	maintain our unpatented trade secrets;

•	operate without infringing on the proprietary rights of others; and

•	prevent others from infringing our proprietary rights.

We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. We attempt to protect our proprietary rights by filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions, and therefore the breadth, validity and enforceability of claims allowed in patents we have obtained cannot be predicted.

Our pending applications or patent applications in preparation may or may not be issued as patents in the future. Additionally, our existing patents, patents pending and patents that we may subsequently obtain will not necessarily preclude competitors from developing products that compete with products we have developed and thus would substantially lessen the value of our proprietary rights. We intend to file additional patent applications, when appropriate, relating to our technologies, improvements to our technologies and specific products we may develop. If any of our patents are challenged, invalidated, circumvented or held to be unenforceable, we could lose the protection of rights we believe to be valuable, and our business could be materially and adversely affected. Lastly, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the U.S.

We also rely on trade secrets to protect our technology, especially where patent protection is not believed to be appropriate or obtainable. We protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants and certain contractors. These agreements may not ultimately provide us with adequate protection in the event of unauthorized use or disclosure of confidential or proprietary information, and, in addition, the parties may breach such agreements or our agreements may be deemed unenforceable. Our trade secrets may otherwise become known to, or be independently developed by, our competitors.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights, and we may be unable to protect our rights to, or use, our technology.

If we choose to go to court to stop someone else from using the inventions claimed in our patents, that individual or company has the right to ask a court to rule that our patents are invalid and should not be enforced against that third party. These lawsuits are expensive and would consume time and other resources even if we were successful in stopping the infringement of our patents. In addition, there is a risk that the court will decide that our patents are not valid or enforceable and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity and enforceability of our patents is upheld, the court will refuse to stop the other party on the grounds that such other party’s activities do not infringe our patents.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to enter into collaborations with other entities.

In addition, our wholly-owned subsidiary Igeneon is obliged to pay reasonable compensation for service inventions in accordance with the provisions of Austrian patent law. Employees of Igeneon are entitled to regular payment for reporting and assigning their inventions to Igeneon. Inventors are entitled to question the amount of such payment at any time. Therefore, we cannot be sure that inventors will not litigate for an adjustment of remuneration, and that we will not have to make significant additional payments as a result of inventors’ rights for such adequate remuneration, which could include down payments and/or royalties.

If we infringe patents held by others, we could be required to pay substantial damages and cease development of the infringing product.

Our commercial success also will depend, in part, on our not infringing patents issued to others. Our processes and potential products may conflict with patents, which have been or may be granted to competitors, academic institutions or others. As the pharmaceutical and biotechnology industries grow and more patents are issued, we are subject to an increased risk that our products may give rise to a declaration of interference by the Patent and Trademark Office, or to claims of patent infringement by other companies, institutions or individuals. These entities or persons could bring legal proceedings against us seeking substantial damages or seeking to enjoin us from testing, manufacturing or marketing our products. It is not always clear to industry participants, including us, which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. We cannot assure you that the drug compounds that we have under development do not or will not infringe on the patent or proprietary rights of others. U.S. patent applications filed in recent years are confidential for 18 months, while older patent applications are not published until the patent issues. As a result, there may be patent rights of which we are unaware, and avoiding patent infringement may be difficult. We could incur substantial costs, including diversion of management time, in defending ourselves in litigation. If any of these actions were successful, we may also be required to cease the infringing activity or obtain the requisite licenses or rights to use the technology which may not be available to us on acceptable terms, if at all.

Clinical trials and product liability claims or inadequate clinical trials and product liability insurance coverage may have a material adverse effect on our business, financial condition and future prospects.

We currently face an inherent risk of liability exposure related to testing our therapeutic products in human clinical trials and will face even greater risks for product liability when we sell our products commercially.

An individual may bring a clinical trials or product liability claim against us if one of our products causes, or appears to have caused, an injury. Clinical trials and product liability claims may result in:

•	substantial monetary awards to plaintiffs;

•	costs of related litigation;

•	withdrawal of clinical trial volunteers;

•	injury to our reputation; and

•	decreased demand for our products if our products become commercially available.

We currently maintain clinical trials liability coverage against risks associated with testing our potential products in clinical trials. If and when we begin selling products, we intend to obtain product liability insurance. Insurance coverage for clinical trials and product liability, however, is becoming increasingly expensive and difficult to obtain. Insurance coverage may not be available in the future at an acceptable cost, if at all, or in sufficient amounts to protect us against such liability. The obligation to pay any clinical trials and/or any product liability claim in excess of whatever insurance we are able to acquire could have a material adverse effect on our business, financial condition and future prospects.

Our profitability will depend significantly on the level of third party reimbursement for our products.

Our profitability will depend significantly on the availability and extent of reimbursement from third-party health care payors, such as government, private health insurers and other organizations that provide reimbursement for the cost of therapeutic drugs or products. Many patients will not be capable of paying for our products by themselves. Third-party payors are increasingly focused on containing health care costs and as a result are challenging the pricing of medical products and services. Additionally, many third party payors limit reimbursement for newly approved health care products. Any product that we succeed in bringing to market may not be eligible for reimbursement at a level which is sufficient to enable us to achieve market acceptance of our products or to maintain appropriate pricing. Without such reimbursement, the market for our products may be limited. Significant reductions in insurance coverage also may have an adverse effect on our future operations.

In the future, it is possible that the U.S. government may institute price controls and further limits on Medicare and Medicaid spending. Medical reimbursement systems vary widely among foreign countries, with some foreign countries requiring application for, and approval of, government or third-party reimbursement. In addition, some medical centers in foreign countries have fixed budgets, regardless of levels of patient care. Uncertainties regarding future health care policy, legislation and regulation, as well as private market practices, could affect our ability to sell our products in quantities, or at prices that will enable us to achieve profitability.

Our business involves the use of hazardous materials that could expose us to environmental liability.

Our research and development activities involve the controlled use of hazardous materials, chemicals, cultures and various radioactive compounds. We are subject to federal, state and local laws and regulations governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We may be required to incur significant costs to comply with environmental laws and regulations in the future. Current or future environmental laws or regulations could materially adversely affect our business, financial condition and results of operations.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Discussions containing “forward-looking statements” may be found in the material set forth in the sections entitled, “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

These statements concern expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Specifically, this prospectus contains forward-looking statements regarding:

•	our beliefs regarding the applicability and corresponding commercial potential of Insegia;

•	our belief regarding the use of Insegia as a monotherapy or in combination with chemotherapy to treat gastrointestinal cancers;

•	our intention to seek priority review by the appropriate drug regulatory authorities;

•	our belief that the clinical trial data indicates that Insegia is an effective and safe treatment;

•	our expectations that tumor imaging studies for a radioactive gastrin peptide program will begin in early 2006;

•	our expectations that lead candidates under our collaboration with XOMA will enter the development phase in 2006;

•	our current expectation that the operations of Igeneon will generate sufficient funds someday in the future to repay its liabilities;

•	our belief that reprioritization of research resources will not adversely affect our ability to pursue the humanization and development of a gastrin monoclonal antibody and the development of IGN101 and IGN311 product-candidates, or hinder our ability to find a strategic partner to assist us in the further development of Insegia;

•	our belief that our strategic alliance with Celltrion validates the interest in IGN311, and will allow us to expedite the development of IGN311 in a cost-efficient manner;

•	our belief that the impact of our use of estimates is not significant on our results of operations;

•	our belief that if we are unable to obtain sufficient financing, either through the capital markets or by entry into a strategic alliance, we will need to reduce our current cash burn further through the elimination of employee positions and termination of certain projects;

•	our ability and our expectation that we will successfully negotiate a definitive supply agreement with sanofi pasteur;

•	our ability to implement our cost-reduction plan, including decommissioning Woodland, to align our expenses with our product development priorities and improve our operating efficiencies and to allocate adequate resources to projects that we believe offer us the best opportunity to create value for stockholders;

•	our current intent to explore a number of alternatives, including licensing or selling a significant portion or all of our intellectual property and/or other assets, the sale or exchange of a significant portion or all of our equity, restructuring or refinancing some or all of our debt, or pursuing other financial alternatives and our belief that one or more of these alternatives may address the risks associated with our negative cash flow;

•	our intent to continue to seek partners that have the financial resources to support additional clinical studies and/or other research and development to support regulatory approval of Insegia for use in patients with gastrin-sensitive cancers and our belief that the activity demonstrated by Insegia in patients with gastrin-sensitive cancers should enhance our ability to find an appropriate partner;

•	our expectations that the final data from the current Phase II/III study of IGN101 will be available in 2007;

•	our expectations regarding the development of Igeneon’s products and the receipt and timing of data on these products;

•	our expectations as to the development and commercialization of our products and the expansion of our product candidate pipeline;

•	our expectations as to the receipt and timing of data, regulatory clearance and approvals, including our ability to commence and complete clinical trials in a timely manner;

•	our expectations regarding losses and negative operating cash flows for the next several years and the impact on working capital, total assets and stockholder’s equity;

•	expectations regarding our research and development expenses for the year ending December 31, 2005;

•	our expectations as to the adequacy of existing capital resources to support our operations and periodic interest obligations into 2006;

•	our expectations regarding the impact of adopting SFAS No. 123(R); and

•	our expectations that we will implement the remediation steps necessary to make our disclosure controls and procedures effective and to address the significant deficiencies and/or material weakness in our internal control over financial reporting by the end of the year.

These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from those expressed in any forward-looking statement. The most important factors that could prevent us from achieving our goals, and cause the assumptions underlying forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements include, but are not limited to, the following:

•	our ability to obtain additional financing or reduce our costs and expenses;

•	our ability to identify and realize anticipated cost efficiencies;

•	our ability to develop, obtain regulatory approval for, produce in commercial quantities and gain commercial acceptance for Insegia and our other product candidates;

•	our ability to maintain and enter into new arrangements and collaborations with third parties for the supply of key materials and/or assistance in the manufacture, marketing, sale and distribution of our products;

•	our ability to enforce our patents and proprietary rights;

•	our level of debt obligations and the impact of restrictions imposed on us by the terms of this debt;

•	our ability to fund the further development of our research and development programs and effectively prioritize our research and development programs to allocate adequate resources to projects;

•	our ability to consummate a strategic or financial transaction that would support our long-term operations on terms as favorable to us as we would desire, or at all;

•	unexpected expenses or repayments of indebtedness that may negatively impact our ability to fund our research and development or clinical programs;

•	our ability to identify a partner willing to fund the continued development of Insegia;

•	scientific developments regarding immunotherapies;

•	our ability to protect our patent and other intellectual property rights from infringement by third parties and to ensure that those rights do not become the subject of infringement claims by third parties;

•	our ability to successfully integrate Igeneon’s operations and product portfolio with our operations and product portfolio;

•	the actual design, results and timing of preclinical and clinical studies for our products and product candidates;

•	our ability to attract and retain highly qualified scientists and other technical personnel;

•	our ability to determine the impact of adopting certain accounting pronouncements;

•	changes in healthcare reform; and

•	our ability to successfully implement the remediation steps necessary to make our disclosure controls and procedures effective and to address the significant deficiencies and/or material weakness in our internal control over financial reporting by the end of the year.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our common stock by any selling stockholder, if a selling stockholder chooses to sell some or all of its shares of our common stock.

MARKET PRICE OF AND DIVIDENDS ON THE COMPANY’S COMMON EQUITY

Our common stock commenced trading under the symbol “APHT” on The Nasdaq National Market System (“National Market”) on June 2, 1994. On July 25, 2005, our common stock was transferred from the National Market to The Nasdaq Capital Market (“Capital Market”). The following table presents trading information for our common stock for the periods indicated on the National Market and Capital Market, as applicable:

	High	Low
Year ended December 31, 2003
First quarter	$5.47	$2.03
Second quarter	8.40	2.35
Third quarter	9.97	5.10
Fourth quarter	7.57	5.15
Year ended December 31, 2004
First quarter	$8.72	$4.50
Second quarter	5.74	3.22
Third quarter	4.39	2.82
Fourth quarter	3.99	2.82
Quarter ended March 31, 2005	$3.18	$0.99
Quarter ended June 30, 2005	$1.27	$0.61
Quarter ended September 30, 2005	$1.06	$0.60
Quarter ended December 31, 2005	$0.64	$0.29

On January 27, 2006, we received notice from The Nasdaq Stock Market informing us that the NASDAQ Listing Qualifications Panel had determined to delist our securities from The Nasdaq Stock Market. Effective with the open of business on January 31, 2006, our securities were delisted from The Nasdaq Stock Market and our shares began trading in the “pink sheets” under the ticket symbol “APHT.”

As of December 1, 2005, there were 266 record holders of our common stock.

We have not paid a dividend on any class of common stock and anticipate that we will retain future earnings, if any, to fund the development and growth of our business. Consequently, we do not anticipate paying cash dividends on our common stock in the foreseeable future.

SELECTED FINANCIAL DATA

The selected financial data set forth below for the years ended January 31, 2001, the eleven months ended December 31, 2001 and the years ended December 31, 2002, 2003 and 2004 are derived from audited consolidated financial statements. The selected financial data set forth below for the nine months ended September 30, 2004 and 2005 are derived from unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments which we consider necessary for a fair presentation of the consolidated financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2005. The data presented below should be read together with the financial statements, related notes, and other financial information included herein.

Statement of Operations Data:

(In thousands, except per share data)	Year Ended January 31, 2001	Eleven Months Ended December 31, 2001	Year Ended December 31,			Nine Months Ended September 30,
			2002	2003	2004	2004	2005
Research & development expenses	$15,302	$28,676	$37,682	$21,878	$21,147	$15,978	$17,730
Net loss	$(16,397)	$(31,264)	$(39,990)	$(26,300)	$(28,762)	$(20,204)	$(62,116)
Net loss per share	$(1.02)	$(1.87)	$(1.93)	$(1.02)	$(0.79)	$(0.56)	$(1.17)

Weighted average shares outstanding	16,100	16,739	20,748	25,791	36,285	35,776	53,300

Balance Sheet Data:

(In thousands)	Year Ended January 31, 2001	Eleven Months Ended December 31, 2001	Year Ended December 31,			Nine Months Ended September 30, 2005
			2002	2003	2004
Cash and cash equivalents	$3,509	$3,177	$7,824	$18,379	$29,999	$8,711
Short-term investments available-for-sale	$15,156	$3,146	$749	$837	$12,315	$6,115
Total assets	$27,364	$13,983	$15,991	$27,246	$52,635	$24,563
Convertible debentures	$—	$—	$3,000	$10,738	$11,845	$9,873
Total liabilities	$16,208	$20,715	$27,317	$27,321	$31,644	$36,909
Accumulated deficit	$(69,351)	$(100,615)	$(140,605)	$(166,905)	$(195,667)	$(257,783)
Total stockholders’ equity (deficit)	$11,156	$(6,733)	$(11,326)	$(75)	$20,990	$(12,346)

In March 2001, we changed our fiscal year-end from January 31 to December 31.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

General

We are a biopharmaceutical company focused on developing innovative cancer therapies. Our research and development efforts are based on our proprietary active immunization and monoclonal antibody technologies. Our technologies are based on key discoveries made by us as well as our understanding of the central role of gastrin, a naturally occurring hormone, and gastrin receptors. Through our wholly-owned subsidiary, Igeneon, we are focused on the development of active and passive cancer immunotherapies (cancer vaccines and monoclonal antibodies) designed to prevent or delay the development of metastases in cancers of epithelial origin. These product candidates are designed to target disseminated tumor cells, thereby having the potential to prevent metastasis and the spread of cancer.

One of our lead product candidates, which we acquired through our acquisition of Igeneon in March 2005, is IGN101, a cancer vaccine which is currently in a Phase II/III randomized double blind clinical trial in non-small cell lung cancer patients. We recently reached target accrual of 760 patients in this study, three months ahead of schedule. We expect to have final data available from this study in 2007. In addition, on May 16, 2005, we announced that results from our double-blind, placebo-controlled Phase II clinical trial of IGN101 in patients with solid tumors were presented at the 2005 Annual Meeting of the American Society for Clinical Oncology (ASCO). In the study, a statistically significant difference in overall survival was seen in a subgroup of patients with rectal cancer and a positive trend toward survival improvement was observed in patients with colon cancer. This trial was conducted in 240 patients with epithelial cancers, which consists of colorectal cancer, gastrointestinal tract cancer, non-small cell lung cancer and liver cancer.

Another product-candidate we acquired through our acquisition of Igeneon is IGN311, a monoclonal antibody targeting Lewis Y-positive cancer cells. We recently completed an open-label dose escalating Phase I trial with IGN311 and on July 12, 2005, we announced the positive results from this study. In the Phase I trial, IGN311 demonstrated favorable safety and tolerability, and advantageous pharmacokinetics with a serum half-life of more than 20 days. Data from the trial also indicate efficacy of IGN311 against Lewis Y-positive tumor cells circulating in peripheral blood. As a result of this positive data, we have moved forward with a Phase I/II clinical trial with IGN311 and on July 21, 2005, we announced that initiation of the open-label Phase I/II began with the enrollment of our first patient. As part of the further development of IGN311, on July 25, 2005, we announced that we had entered into a licensing and commercialization agreement and a product development agreement with Celltrion, Inc. for IGN311, the terms of which were subject to the parties finalizing a supply agreement and quality agreement. On November 7, 2005, the supply agreement and quality agreement were finalized and the strategic relationship between us and Celltrion was consummated. We believe that this strategic relationship validates the interest in IGN311 and will allow us to expedite the development of IGN311 in a cost-efficient manner.

Our most advanced product-candidate is Insegia (G17DT immunogen). We have completed two Phase III clinical trials for the treatment of pancreatic cancer with Insegia. We also completed testing of Insegia in one Phase II clinical trial for the treatment of gastric cancer and one Phase II clinical trial for the treatment of colorectal cancer. On May 11, 2005, we announced that as a result of a cost-reduction program we no longer had the internal resources to allocate toward the clinical development of Insegia. However, we have been encouraged by the results achieved in patients who achieved an antibody response in clinical trials with Insegia as both a monotherapy, and in combination with chemotherapy.

Recent Developments

On November 7, 2005, we entered into a termination agreement with sanofi pasteur, terminating the parties’ strategic alliance. Specifically, the termination agreement terminated the Co-Promotion Agreement and the License and Supply Agreements with sanofi pasteur relating to the development, manufacture and commercialization of Insegia, our most advanced cancer immunotherapy. In accordance with the terms of the termination agreement, all of the rights to Insegia granted to sanofi pasteur under the Co-Promotion Agreement and License, including the right to commercialize Insegia in North America and Europe, revert back to us. In exchange for the return of such rights, we agreed to pay to sanofi pasteur a nominal single digit royalty on all future worldwide net sales of Insegia and sanofi pasteur forgave a $1.9 million receivable due and owing by us. In connection with the dissolution of our strategic partnership with sanofi pasteur, we had previously redeemed the original principal amount of our outstanding Series A Convertible Debenture issued to sanofi pasteur in 2002. Accordingly, we are currently devoting significant effort to seeking partners that have the financial resources to support additional clinical studies and/or other research and development activities that may be necessary to support regulatory approval of Insegia for patients with gastrin-sensitive cancers. We believe that the activity demonstrated by Insegia in patients with gastrin-sensitive cancers should enhance our ability to find an appropriate partner to assist in developing Insegia. In addition, we believe that now having the ability to license Insegia on a worldwide basis, because of the termination of our relationship with sanofi pasteur, will greatly enhance our ability to find a partner financially capable of and committed to further developing Insegia.

On November 9, 2005, we entered into a binding Letter Agreement with the holders of the 2003 Senior Convertible Notes (the “Holders”). Under the terms of the Letter Agreement, the Holders agreed to surrender the 2003 Senior Convertible Notes for cancellation by us in exchange for (i) $3,000,000 in cash, (ii) shares of the Company’s 0% Non-participating Series A-1 Convertible Preferred Stock (the “Series A Preferred Stock”) with an original Stated Value of $10,000,000, and (iii) 6,500,000 shares of our common stock, of which 1,500,000 shares would be delivered into escrow by us at closing (the “Note Exchange”). The Note Exchange closed on November 23, 2005.

The shares of Series A Preferred Stock are convertible into shares of our common stock at a price per share of $0.50 (the “Series A Conversion Price”), subject to certain antidilution adjustments for a period of up to three years. In no event will the Series A Conversion Price be reduced below $0.48 (the “Conversion Price Floor”) as a result of an antidilution adjustment; provided that we may not close any offering of our securities without the consent of two-thirds (2/3) of Holders of the then outstanding shares of Series A Preferred Stock, if the result of such offering would have the effect of reducing the Series A Conversion Price below $0.48. The Holders shall be entitled to vote with the holders of our common stock, voting together as one class, on all matters submitted to a vote of the holders of common stock, and each share of Series A Preferred Stock shall be entitled to a number of votes equal to the number of shares of common stock into which each such share is convertible as of the record date for the applicable vote. The voting rights of the Holders shall be subject to, among others, the following limitation: in the case of each of SF Capital Partners Ltd., Heartland Value Fund and Horizon & Waves Co., the number of votes that such Holder shall be entitled to cast with respect to shares of voting stock then held by such Holder shall in no event exceed the number of votes that each Holder would be permitted to vote if the Conversion Price Floor was the closing bid price of the common stock as of the date the Series A Preferred Stock is first issued. The Series A Preferred Stock has a 0% dividend rate, and shall only receive dividends paid on our common stock on an as-if converted basis and solely as and when declared by our Board of Directors. In the event of any liquidation or winding up of us, including certain acquisitions of our capital stock or assets, the holders of the Series A Preferred Stock are entitled to a preference payment in an amount equal to the Stated Value of the then outstanding Series A Preferred Stock (plus all declared but unpaid dividends) in the form of consideration received by us or our stockholders, as the case may be.

We are obligated to file a registration statement registering the resale of the shares of our common stock issued and issuable in the Note Exchange and have the registration statement declared effective within ninety (90) days after the closing of the Note Exchange, or within 120 days after the closing of the Note Exchange if the registration statement is subject to a review by the Securities and Exchange Commission, or become subject to payment of certain monetary damages. The 1,500,000 shares of common stock delivered into escrow at closing will remain in escrow for a period of up to two (2) years and subject to return to us in the event our common stock trades for a certain period of time at or above $3.23 per share. If at any time during the escrow period there occurs any liquidation or winding up of us, including certain acquisitions of our capital stock or assets, all of the escrowed shares will be released from escrow to the Holders.

On November 22, 2005, the Audit Committee of our Board of Directors concluded that our balance sheet and statement of cash flows included in our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2005 and September 30, 2005, filed on August 3, 2005 and November 9, 2005, respectively, should no longer be relied upon as a result of certain reclassifications of liabilities at the Austrian subsidiary level, from long-term to short-term, other non-material adjustments reflecting the issuance of stock in lieu of cash interest payments and certain necessary revisions to the supplemental disclosures regarding the subsidiary’s liabilities. The Audit Committee reached this conclusion based on our recent review, in consultation with our external auditors, of such financial statements. We have filed Amended Quarterly Reports on Form 10-Q/A for the quarters ended June 30, 2005 and September 30, 2005 which include all required reclassifications and corrections.

On January 27, 2006, we received notice from The Nasdaq Stock Market informing us that the NASDAQ Listing Qualifications Panel had determined to delist our securities from The Nasdaq Stock Market, effective with the open of business on January 31, 2006. The Panel’s decision to delist was based upon our failure to comply with NASDAQ Marketplace Rule 4310(c)(ii)(B), which requires us to maintain a market value of listed securities of at least $35,000,000 or, in the alternative, shareholders’ equity of at least $2,500,000 and our failure to evidence a minimum bid price of $1.00 per share, as required by NASDAQ Marketplace Rule 4310(c)(4). As such, our securities were delisted from The Nasdaq Stock Market effective with the open of business on Tuesday, January 31, 2006. Our shares began trading in the “pink sheets” under the ticker symbol “APHT” effective with the open of business on January 31, 2006.

Financial Operations

We do not have any products approved for sale in the United States or abroad. Therefore, we do not generate any revenue from the sale of our products. We have experienced significant operating losses since our inception in 1981 and expect to continue incurring significant operating losses for at least the next several years. We expect losses to continue over the next several years as we continue our clinical trials, apply for regulatory approvals and continue our research and development efforts. We also expect to experience negative operating cash flows for the foreseeable future. Our losses have adversely impacted, and will continue to adversely impact, our working capital, total assets and stockholders’ equity (deficit).

Our net loss for the nine months ended September 30, 2005, was $62.1 million including non-cash charges of $35.7 million. As of September 30, 2005, we had an accumulated deficit of approximately $257.8 million. Our operating losses are primarily due to the costs of development of our product-candidates and employee salaries. These costs can vary significantly from year to year depending on the number of product-candidates in development, the stage of development of each product-candidate, the number of patients enrolled, complexity of clinical trials and other factors, and the number of employees needed to operate our business. Our ability to achieve profitability depends upon our ability, alone or through relationships with third parties, to develop successfully our technology and product-candidates, to obtain required regulatory approvals and to manufacture, market and sell such product-candidates. It is possible that we may never be profitable.

We do not currently have any source of operating revenue and will require significant amounts of cash to continue to fund our operations, our clinical trials and our research and development efforts until such time, if ever, that one of our products has received regulatory approval for marketing. Because we have not generated any revenue from the sale of any products, we have primarily relied on the capital markets as our source of funding. Results of our recent Insegia clinical trial and other factors have weakened the market value of the Company’s common stock and made it difficult for us to access the capital markets to obtain financing on terms that would benefit us in the long term. However, because we have recently entered into an agreement with the holders of the Company’s 2003 senior convertible notes to exchange the notes for a combination of cash, preferred stock and common stock, we will continue to be opportunistic in accessing the capital markets to obtain financing on terms satisfactory to us. In addition, we continue to explore a number of alternatives, including licensing or selling a significant portion or all of our intellectual property and/or other assets, the sale or exchange of a significant portion or all of our equity, or pursuing other financing alternatives. We may implement one or more of these alternatives. If we are successful in obtaining any financing, we intend to use the net proceeds we receive from the financing to fund our operations and support the clinical development of our product candidates. No assurances, however, can be given that we will close the exchange transaction for the 2003 senior convertible notes, consummate a capital raise on terms satisfactory to us or that any particular strategic transaction will be completed, nor can any prediction or assurance be made regarding the possible impact of future transactions on our business, results or capitalization. Our ability to consummate the exchange of the 2003 senior convertible notes, our ability to make interest or principal payments on our indebtedness, comply with the covenants in our indebtedness documents, or effectively implement any of the above-mentioned alternatives to fund our future operations is dependent on many factors, many of which are beyond our control.

Cost-Reduction Program

In connection with the Igeneon acquisition and after further analysis of the results our Phase III clinic trial of Insegia, we began a review of all of our consolidated resources, budgeted expenditures and the clinical trials and research and development efforts being conducted by the two companies. As a result of such review, in May 2005, we began implementing a cost-reduction program intended to align our expenses with product development priorities with the goal of improving our operating efficiencies. Based on the current value of our stock price, we believe that our ability to raise substantial amounts of capital to fund our combined operations is limited and therefore we need to identify and fund those programs which we believe provide the most potential return to stockholders. Accordingly, we began the process of closing our Woodland, California facility, and decommissioning our research and development and Quality Assurance/Quality Control programs located there.

We currently anticipate that the entire decommissioning process of the Woodland facility and operations should be complete by November 30, 2005. The responsibilities for most of the positions eliminated at Woodland will be transferred to our corporate office in Philadelphia and our other research and development facilities located in Austria and the United Kingdom. During the quarter ended September 30, 2005, we recognized $30,000 in restructuring income associated with the sale of assets from our Woodland facility. We do not believe that the elimination of the positions and the closing of the Woodland facility will adversely affect our ability to pursue the humanization and development of a gastrin monoclonal antibody or the development of IGN101 or IGN311, or hinder our ability to find a strategic partner to assist us in the further development of Insegia.

We continue to monitor our current cash position and believe that in the event we are unable to obtain financing either through the capital markets or by entry into a strategic alliance, we will need to reduce our current cash burn further through the elimination of employee positions and the termination of certain projects.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, however, we believe such differences are unlikely to be significant.

Our significant accounting policies are described in Note 1 to the financial statements included in this Quarterly Report. We believe that our most critical accounting policies include the use of estimates. The impact of these estimates on results of operations for the three and nine months ended September 30, 2005 and 2004, respectively, were not significant. We periodically review these policies and estimates, the effect of which is reflected as a component of net loss in the period in which the change is known.

Convertible Debt Issued with Stock Purchase Warrants

We account for convertible debt issued with stock purchase warrants in accordance with Accounting Principles Board Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, Emerging Issues Task Force (EITF) No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments.

Income taxes

We account for income taxes pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes,” which requires an asset and liability approach in accounting for income taxes. Under this method, the amount of deferred tax asset or liability is calculated by applying the provisions of enacted tax laws to the differences in the bases of assets and liabilities for financial and income tax purposes. For all periods presented the deferred tax assets are fully reserved.

Research and Development Expenses

Research and development costs are expensed as incurred. These costs include external and internal research and development costs, the salaries of dedicated personnel, the allocated salaries of personnel who also perform general and administrative tasks, the costs of the dedicated research and development facilities and the costs of contracted researchers. There is no allocation of administrative expense or corporate costs to research and development costs.

Foreign Currency Accounting

The Company complies with SFAS No. 52 “Foreign Currency Translation,” which established standards for reporting on foreign subsidiaries in consolidated financial statements.

Results of Operations

Nine months ended September 30, 2005 and 2004

	Nine months Ended September 30,		% Change from 2004 to 2005
	2005	2004
	(in thousands)
Revenue:	$—	$—	—
Costs and expenses:
General and administrative	8,500	2,597	227%
Research and development	17,730	15,978	11%
Acquired in-process research and development	32,992	—	—
Restructuring expense	1,106	—	—

Total costs and expenses	60,328	18,575	225%

Loss from operations	(60,328)	(18,575)	225%

Other income (expense):
Dividend and interest income	636	368	73%
Interest expense including amortized discount	(2,424)	(1,977)	23%
Unrealized gain from investments	—	(20)	-100%

Net loss	(62,116)	(20,204)	207%

General and administrative expenses. General and administrative expenses are primarily comprised of expenses related to intellectual property, general corporate and patent legal costs and the salaries of our administrative personnel. The increase in our general and administrative expenses for the nine months ended September 30, 2005, compared to the nine months ended September 30, 2004, was primarily due to the inclusion of the general and administrative costs associated with our wholly-owned subsidiary, Igeneon, for the full nine months ended September 30, 2005, an increase in salary and benefits of our administrative personnel, and costs associated with our acquisition of Igeneon.

Research and development expenses. Research and development expenses are primarily comprised of the external costs of contracted clinical research organizations, or CROs, and, to a lesser extent, our external and internal research and development costs which include the salaries of dedicated and allocated personnel and the costs of the dedicated and allocated research and development facilities. The increase in our research and development expenses for the nine months ended September 30, 2005, compared to the nine months ended September 30, 2004, was primarily due to an increase in expenses associated with the research and development of our newly acquired product-candidates, IGN101 and IGN311, and certain other programs of Igeneon. This increase was offset partially by the implementation of our cost-reduction program and the completion of certain of our clinical trials.

Acquired in-process research and development expenses. The acquired in-process research and development costs were expensed in conjunction with the acquisition of Igeneon as it was determined that the development of these projects had not yet reached technological feasibility.

Restructuring expenses. On May 11, 2005, we began implementing a cost-reduction program intended to align expenses with product development priorities. As of September 30, 2005, 27 employees have been terminated. The restructuring charge taken at September 30, 2005 was $1,106,000. Included in this amount is $1,085,000 for severance and other professional services of $51,000. These charges were offset by $30,000 of income from the sale of assets at our Woodland California facility. Net restructuring charges will result in cash outflows and as of September 30, 2005, approximately $508,000 has been disbursed.

Interest expense including amortized discount. Interest expense including amortized discount of $1.1 million was $2.4 million for the nine months ended September 30, 2005, compared with interest expense including amortized discount of $805,000 was $2.0 million for the nine months ended September 30, 2004. This increase is due primarily to the increase of the amortized discount of our convertible debt instruments and the assumption of interest payment obligations associated with Igeneon’s outstanding debt.

Net loss. The increase in net loss for the nine months ended September 30, 2005, compared to the nine months ended September 30, 2004, was primarily due to the inclusion of the general and administrative costs and research and development costs associated with our wholly-owned subsidiary, Igeneon, for the full nine months ended September 30, 2005, and costs associated with our acquisition of Igeneon.

Years Ended December 31, 2003 and 2004

	Year Ended December 31,		% Change from 2003 to 2004
	2003	2004
	(in thousands)
Revenue:	$—	$—	—
Costs and expenses:
General and administrative	2,768	5,570	101.2%
Research and development	21,878	21,147	(3.3)%

Total costs and expenses	24,646	26,717	8.4%

Loss from operations	(24,646)	(26,717)	8.5%

Other income (expense):
Interest expense including amortized discount	(1,851)	(2,676)	44.6%
Dividend and interest income	78	588	653.8%
Unrealized gains from investments	119	43	(63.9)%

Net loss	$(26,300)	$(28,762)	9.4%

General and administrative expenses. General and administrative expenses are primarily comprised of expenses related to intellectual property, general corporate and patent legal costs and the salaries of our administrative personnel. The increase in our general and administrative expenses for the year ended December 31, 2004, compared to the year ended December 31, 2003, was primarily due to an increase in Sarbanes-Oxley compliance costs, professional fees, premiums for our director and officer insurance policy and an increase in salary and benefits of our administrative personnel.

Research and development expenses. Research and development expenses are primarily comprised of the external costs of contracted CROs and, to a lesser extent, our internal and other external research and development costs which include the salaries of dedicated and allocated personnel and the costs of the dedicated and allocated research and development facilities. The decrease in our research and development expenses for the year ended December 31, 2004 compared to the year ended December 31, 2003 was primarily due to the completion of recruitment and final stages of our Phase II and Phase III clinical trials. We expect our research and development expenses in the year ending December 31, 2005 to be materially greater than our research and development expenses in the year ended December 31, 2004.

Interest expense. Interest expense was approximately $1,533,000 and amortized discount and deferred financing costs relating to our 2003 senior convertible notes was approximately $1,143,000 for the year ended December 31, 2004, compared with interest expense of approximately $1,169,000 and amortized discount of $682,000 and deferred financing costs of $9,000 relating to our 2003 senior convertible notes for the year ended December 31, 2003. The increase in amortized discount is attributable to the $20.0 million 2003 Senior convertible notes that we issued in 2003 which were outstanding for all of 2004. Of this amount, $15.0 million of the 2003 senior convertible debentures was issued in April 2003 and $5.0 million was issued in June 2003. Interest expense as presented in the financial statements included the amortized discount that was incurred in connection with our $20.0 million 2003 senior convertible notes and the interest expense on our $3.0 million Series A Convertible Debenture issued in 2002. The expenses relating to our $20.0 million 2003 senior convertible notes were non-cash expenses and had no effect on our available cash or our cash burn rate.

Net loss. The increase in net loss for the year ended December 31, 2004, compared to the year ended December 31, 2003, was primarily a result of our higher general and administrative expenses. We had no revenues from operations for either of the years ended December 31, 2003 or 2004.

Years Ended December 31, 2002 and 2003

	Year Ended December 31,		% Change from 2002 to 2003
	2002	2003
	(in thousands)
Revenue:	$—	$—	—
Costs and expenses:
General and administrative	2,270	2,768	21.9%
Research and development	37,682	21,878	(41.9)%

Total costs and expenses	39,952	24,646	(38.4)%

Loss from operations	(39,952)	(24,646)	(38.4)%

Other income (expense):
Interest expense including amortized discount	—	(1,851)	(100)%
Dividend and interest income	115	78	(32.2)%
Unrealized gains (losses) from investments	(153)	119	177.8%

Net loss	$(39,990)	$(26,300)	34.2%

General and administrative expenses. General and administrative expenses are primarily comprised of expenses related to intellectual property, general corporate and patent legal costs and the salaries of our administrative personnel. The increase in our general and administrative expenses for the year ended December 31, 2003, compared to the year ended December 31, 2002, was primarily due to an increase in professional fees, premiums for our director and officer insurance policy and an increase in salary and benefits of our administrative personnel.

Research and development expenses. Research and development expenses are primarily comprised of the external costs of contracted CROs and, to a lesser extent, our internal and other external research and development costs which include the salaries of dedicated and allocated personnel and the costs of the dedicated and allocated research and development facilities. The decrease in our research and development expenses for the year ended December 31, 2003 compared to the year ended December 31, 2002 was primarily due to the completion of recruitment and final stages of our Phase II and Phase III clinical trials.

Interest expense. Interest expense was approximately $1,169,000 for the year and the amortized discount relating to our 2003 senior convertible notes was approximately $682,000 for the year ended December 31, 2003, compared with interest expense of approximately $11,000 and no amortized discount for the year ended December 31, 2002. The increase in interest expense and amortized discount was related to our Series A Convertible Debenture of $3.0 million being outstanding for all of 2003, compared with less than a month during 2002, and to $20.0 million of our 2003 senior convertible notes being issued in 2003. Of this amount, $15.0 million was issued in April 2003 and $5.0 million was issued in June 2003. Interest expense included the amortized discount that was incurred in connection with our $20.0 million of 2003 senior convertible notes and the interest expense on our $3.0 million Series A Convertible Debenture issued in 2002. The expenses relating to the $20.0 million of 2003 senior convertible notes were non-cash expenses and had no effect on our available cash or our cash burn rate.

Net loss. The decrease in net loss for the year ended December 31, 2003 compared to the year ended December 31, 2002 was primarily a result of our lower external research and development expenses. We had no revenues from operations for either of the years ended December 31, 2002 or 2003.

Liquidity and Capital Resources

We finance our operations through the sale of our equity and convertible securities and the exercise of outstanding warrants. We also seek to finance our operations by entering into arrangements with strategic partners, whereby we would license certain of our product-candidates in exchange for licensing fees.

We do not currently have any source of operating revenue and will require significant amounts of cash to continue to fund our operations, our clinical trials and our research and development efforts until such time, if ever, that one of our products has received regulatory approval for marketing. Because we have not generated any revenue from the sale of any products, we have primarily relied on the capital markets as our source of funding. Results of our recent Insegia clinical trial and other factors have weakened the market value of the Company’s common stock and made it difficult for us to access the capital markets to obtain financing on terms that would benefit us in the long term. However, because we have recently entered into an agreement with the holders of the Company’s 2003 senior convertible notes to exchange the notes for a combination of cash, preferred stock and common stock, we will continue to be opportunistic in accessing the capital markets to obtain financing on terms satisfactory to us. In addition, we continue to explore a number of alternatives, including licensing or selling a significant portion or all of our intellectual property and/or other assets, the sale or exchange of a significant portion or all of our equity, or pursuing other financing alternatives. We may implement one or more of these alternatives. If we are successful in obtaining any financing, we intend to use the net proceeds we receive from the financing to fund our operations and support the clinical development of our product candidates. No assurances, however, can be given that we will close the exchange transaction for the 2003 senior convertible notes, consummate a capital raise on terms satisfactory to us or that any particular strategic transaction will be completed, nor can any prediction or assurance be made regarding the possible impact of future transactions on our business, results or capitalization. Our ability to consummate the exchange of the 2003 senior convertible notes, our ability to make interest or principal payments on our indebtedness, comply with the covenants in our indebtedness documents, or effectively implement any of the above-mentioned alternatives to fund our future operations is dependent on many factors, many of which are beyond our control.

As of September 30, 2005, we had cash and short-term cash equivalents totaling $14.8 million and working capital of $(6.4) million compared to cash and short-term cash equivalents totaling $43.4 million and a working capital of $34.3 million at December 31, 2004. The decrease in working capital was primarily due to a reclassification from a non-current liability to a current liability for $9.9 million of the Company’s convertible debt and the use of cash to repay indebtedness and support operations.

During the years ended December 31, 2002, 2003 and 2004, we received gross proceeds from the following sources:

	Year ended December 31,
	2002	2003	2004
	(in thousands)
Sales of equity securities and sales and exercises of warrants	$35,397	$24,081	$52,325
Issuance of convertible debentures	3,000	20,000	—

Total	$38,397	$44,081	$52,325

The amount of funding we have raised and will be able to raise through sales of our equity and convertible securities and the exercise of outstanding warrants depends on many factors, including, but not limited to, the status and progress of our product development programs, projected cash needs, availability of funding from other sources, the price of our common stock and the status of the capital markets.

In 2004, we sold 8,050,000 shares of our common stock in an underwritten offering at $6.50 per share and received net proceeds in the amount of $48.6 million.

In 2003, we received net proceeds of approximately $24.1 million from the sale of our equity securities. On February 25, 2003 we received net proceeds of approximately $1.3 million from the sale of 500,000 shares of our common stock and 150,000 warrants to purchase shares of our common stock at $2.96 per share. On September 18, 2003 we received net proceeds of approximately $21.4 million from the sale of 3,919,999 shares of our common stock and warrants to purchase 980,000 shares of our common stock at $8.12 per share. On November 21, 2003 we received net proceeds of approximately $0.4 million from the exercise of the 150,000 warrants issued in connection with the February sale of our common stock. On December 31, 2003 we received net proceeds of approximately $1.0 million from the exercise of 360,000 warrants issued in connection with our 2003 senior convertible notes.

Indebtedness

During the three months ended September 30, 2005, our aggregate principal amount of convertible debentures and notes outstanding was reduced from $23.0 million at June 30, 2005 to $20.0 million at September 30, 2005. This reduction was due to the redemption of the $3.0 million of our Series A Convertible Debenture (the “Series A Convertible Debenture”), in accordance with its terms. The Series A Convertible Debenture was a convertible, redeemable, five-year debenture that was to mature on December 19, 2007. At any time prior to maturity, we had the right to redeem the Series A Convertible Debenture. In addition, at any time prior to maturity, we had the obligation to redeem the Series A Convertible Debenture under certain conditions, including if we transferred our rights to certain projects or other products, or any other rights related thereto, to any entity, other than the holder of the Series A Convertible Debenture or its affiliates. The Series A Convertible Debenture bore interest at a rate of 11.0% per annum, payable annually and was convertible, at the holder’s option, at a conversion price equal to the average closing price of our common stock, as defined in the Series A Convertible Debenture, at the time of conversion. In connection with the dissolution of our strategic partnership with sanofi pasteur, we redeemed the Series A Convertible Debenture in August 2005.

As of September 30, 2005, we had an aggregate principal amount outstanding of $20.0 million of 2003 senior convertible notes. There was an initial discount calculated against the value of the 2003 senior convertible notes of $12.9 million, comprised of the beneficial conversion feature of $8.3 million and other discounts attributable to the value of the detachable warrants issued in conjunction with the 2003 senior convertible notes of $4.6 million.

The 2003 senior convertible notes are redeemable five-year interest-bearing notes which we issued in two tranches to accredited investors in 2003. On April 4, 2003, we issued $15.0 million of our 2003 senior convertible notes and 5-year warrants to purchase an aggregate total of 1,080,000 shares of our common stock to various accredited investors. On June 12, 2003, we issued an additional $5.0 million of our 2003 senior convertible notes and a 5-year warrant to purchase an aggregate total of 360,000 shares of our common stock to an accredited investor. The 2003 senior convertible notes mature on March 31, 2008. We have the right and obligation to redeem the 2003 senior convertible notes under certain conditions at any time after the third year from the issuance date. The 2003 senior convertible notes bear interest at a rate of 6.0% per annum, payable quarterly in cash or shares of our common stock, at our option.

On November 9, 2005, we entered into a binding Letter Agreement with the holders of the 2003 senior convertible notes. Under the terms of the Letter Agreement, the Holders agreed to surrender the 2003 senior convertible notes for cancellation by us in exchange for (i) $3,000,000 in cash, (ii) shares of our 0% Non-participating Series A Preferred Stock with an original Stated Value of $10,000,000, and (iii) 6,500,000 shares of our common stock, of which 1,500,000 shares would be subject to an escrow. The Note Exchange closed on November 23, 2005.

The Series A Preferred Stock has a 0% dividend rate, and shall only receive dividends paid on our common stock on an as-if converted basis and solely as and when declared by our Board of Directors. In the event of any liquidation or winding up, including certain acquisitions of our capital stock or assets, the holders of the Series A Preferred Stock will be entitled to a preference payment in an amount equal to the Stated Value of the then outstanding Series A Preferred Stock (plus all declared but unpaid dividends in the form of consideration received by the Company or its stockholders, as the case may be).

As of September 30, 2005, our wholly-owned subsidiary, Igeneon, had $6.9 million in USD equivalents in interest-bearing liabilities as compared to $7.5 million in USD at June 30, 2005. These liabilities are comprised of financial liabilities relating to funds received by Igeneon prior to the acquisition from various financial institutions and guaranteed by governmental agencies for Igeneon’s research and development activities. The table below provides the amounts outstanding in principal and interest (in thousands in USD Equivalents), the maturity of each liability and the interest rate.

Institution	Outstanding	Maturity	Interest rate
Österreichische Forschungsförderungsgesellschaft (EUR)	$562	June 30, 2006	3.0%
Bank Austria Creditanstalt (ERP-Investitionskredit) (EUR)	$2,714	July 1, 2006	0.5%
Bank Austria Creditanstalt (FFG-Investitionskredit) (EUR)	$883	June 30, 2007	3-m.EURIBOR +0.6%
Erste Bank (FFG-Kredit) (EUR)	$482	March 31, 2008	3-m.EURIBOR +0.6%
Bank Austria Creditanstalt (FFG-Kredit) (EUR)	$1,061	June 30, 2009	3-m.EURIBOR +0.5%
Erste Bank (AWS-Kredit) (EUR)	$1,205	July 1, 2010	3-m.EURIBOR +0.5%

Total	$6,907

Uses of Funds

The primary uses of our cash are to fund our operations and working capital requirements, specifically, to fund our research and development activities and our pre-clinical and clinical studies for our product candidates. Our uses of cash for operating activities and capital expenditures during the years ended December 31, 2002, 2003 and 2004 and nine months ended September 30, 2004 and 2005 were as follows:

	Year ended December 31,
	(in thousands)			Nine months ended September 30,
	2002	2003	2004	2004	2005
Net cash used in operating activities	$35,594	$32,954	$23,321	$18,261	$25,082
Capital expenditures	158	7	712	293	115

Total	$35,752	$32,961	$24,033	$18,554	$25,197

The net cash used in operating activities is comprised of our net losses and working capital requirements. In 2004, $12.3 million of the net cash used in operating activities was used to purchase short-term securities which are readily marketable and which are available for our short-term cash needs even though they are not classified as short-term cash investments. As noted above, our net loss increased in 2002 due to the costs of advancing our product candidates through preclinical and clinical phases of development, and decreased in 2003 and 2004 due to the completion of recruitment in our Phase II and Phase III clinical trials.

Liquidity

Based on our current operating plans, including the successful implementation of our cost reduction plan discussed above, the consummation of the exchange of our 2003 senior convertible notes and the completion of a successful fund raise, and our current estimates of contractual obligations, we believe that our existing capital resources, which consist primarily of cash and short-term cash investments, together with the funds raised if we complete a successful offering of our securities, will enable us to maintain operations through 2006. However, there can be no assurance that we will consummate an offering of our securities or the exchange of our 2003 senior convertible notes or that changes in our research and development plans or other future events affecting our operating expenses will not result in the depletion of our funds at an earlier time.

Our working capital and capital requirements will depend upon numerous factors, including the following: the progress of our research and development program; pre-clinical testing and clinical trials; the timing and cost of obtaining regulatory approvals; the levels of resources that we devote to product development, manufacturing and marketing capabilities; technological advances; competition; and collaborative arrangements or strategic alliances with other drug companies, including the further development, manufacturing and marketing of certain of our products and our ability to obtain funds from such strategic alliances or from other sources and any repayments that we may be make on our outstanding indebtedness. Many of these factors are beyond our control. As discussed above, in addition to an offering of our securities and the exchange of our 2003 senior convertible notes, we continue to explore a number of strategic and other financing alternatives, including licensing or selling a significant portion or all of our intellectual property and/or other assets, the sale or exchange of a significant portion or all of our equity, or pursuing other financial alternatives. Even if we are successful in completing an offering of our securities and/or the exchange of our notes, we may implement one or more of these alternatives. If we are unable to complete such transactions, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs and/or implement further reductions in our workforce. We cannot assure you that any of these alternatives can be consummated, or if consummated, would effectively address the risks associated with our negative cash flow.

Inflation

Inflation and changing prices have not had a material effect on our continuing operations and we do not expect inflation to have any material effect on our continuing operations in the foreseeable future. Interest and other income were primarily derived from money-market accounts.

Effect Of Recently Issued Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This eliminates the exception to account for such awards using the intrinsic method previously allowable under APB Opinion No. 25. SFAS No. 123(R) will be effective for interim or annual reporting periods beginning on or after June 15, 2005. We currently account for such awards using the intrinsic method previously allowable under APB Opinion No. 25. Although we have not yet completed our analysis of the impact of adopting SFAS No. 123(R), we believe the impact likely to be material to our financial statements.

Off-Balance Sheet Arrangements

We do not have or engage in any off-balance sheet arrangements.

Contractual Obligations

We have fixed contractual obligations under various long-term debt instruments and lease agreements. These contractual obligations were comprised of the following as of December 31, 2004:

	Payment due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-Term Debt Obligations*	$27,632	$1,530	$5,802	$20,300	$—
Operating Lease Obligations	2,060	311	686	511	552

Total	$29,692	$1,841	$6,488	$20,811	$552

*	Includes interest payments associated with the long term debt obligations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not engage in trading market risk sensitive instruments or purchasing hedging instruments or “other than trading” instruments that are likely to expose us to significant market risk, whether interest rate, foreign currency exchange, commodity price or equity price risk.

Foreign Currency Exchange Risk. We have a significant subsidiary with financial liabilities and on-going operations in Austria. In addition, we have laboratory and staff in England. Consequently, we are exposed to significant currency exchange risk in Euros and Great Britain Pounds. We have, and will continue to have, significant expenses that are denominated in these two currencies. If the U.S. dollar weakens relative to either of these foreign currencies, any losses generated in the foreign currency will, in effect, increase when converted into U.S. dollars and vice versa. In addition, the financial liabilities of Igeneon are denominated in Euros; therefore if the U.S. dollar weakens relative to the Euro our amount of financial liabilities will increase when converted into U.S. dollars. We currently expect the operations of Igeneon, which are denominated in Euros, to generate sufficient funds someday in the future to repay these liabilities.

We do not speculate in the foreign exchange market and currently do not manage exposures that arise in the normal course of business related to fluctuations in foreign currency exchange rates by entering into offsetting positions through the use of foreign exchange forward contracts. We also do not engage in derivative activities.

Interest Rate Risk. At September 30, 2005, we had cash and current investments in the amount of $14.8 million. We also had principal amount of convertible debentures and notes payable of $26.9 million. Cash equivalents consist of money market funds and short term investments with maturities of three months or less placed with major financial institutions.

We are exposed to certain market risks that are inherent in our financial instruments. Specifically, our wholly-owned subsidiary, Igeneon, is subject to interest rate risk on its variable rate financial liabilities. The following table presents the future principal payment obligations and interest rates associated with Igeneon’s financial liabilities as of September 30, 2005:

	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
	in thousands in USD equivalents
Financial Liabilities
Fixed Rate Liabilities
Österreichische Forschungsförderungsgesellschaft (Avg. Rate 2.5%) (EUR)	0	562	—	—	—	—	562	427
Bank Austria Creditanstalt (ERP-Investitionskredit) (0.5%) (EUR)	—	2,714	—	—	—	—	2,714	2,008
Variable Rate Liabilities
Bank Austria Creditanstalt (FFG-Investitionskredit) (Euribor +0.6%) (EUR)	221	441	221	—	—	—	883	653
Bank Austria Creditanstalt (FFG-Kredit) (Euribor +0.5%) (EUR)	—	227	314	314	156	—	1,011	647
Erste Bank (FFG-Kredit) (Euribor +0.6%) (EUR)	—	120	241	121	—	—	482	381
Erste Bank (AWS-Kredit) (Euribor +0.5%) (EUR)	—	—	—	403	401	401	1,205	590

The following table presents the future principal payment obligations at maturity and interest rates associated with our direct financial liabilities as of September 30, 2005:

	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Convertible Debentures:
2003 senior convertible notes (6.0%) (USD)	—	—	—	$20,000	—	—	$20,000	$9,682

The convertible debt instruments included in the above table have been classified on our balance sheet as of September 30, 2005 as current liabilities, because at that time we may have become obligated to redeem the 2003 senior convertible notes prior to the one-year anniversary of September 30, 2005.

We maintain an investment portfolio of money market funds and auction rate securities. The securities in our investment portfolio are not leveraged, and are, due to their very short-term nature, subject to minimal interest rate risk. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that a change in interest rates would have a significant negative impact on the value of our investment portfolio.

The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we invest our excess cash in investments supported by debt instruments of the U.S. Government and its agencies, bank obligations and high-quality corporate issuers, and, by policy, restrict our exposure to any single corporate issuer by imposing concentration limits. To minimize the exposure due to adverse shifts in interest rates, we maintain investments at an average maturity of generally less than three months.

BUSINESS

We are a biopharmaceutical company focused on developing innovative cancer therapies. Our research and development efforts are based on our proprietary active immunization and monoclonal antibody technologies. Our technologies are based on key discoveries made by us as well as our understanding of the central role of gastrin, a naturally occurring hormone, and gastrin receptors. Through our wholly-owned subsidiary, Igeneon, we are focused on the development of active and passive cancer immunotherapies (cancer vaccines and monoclonal antibodies) designed to prevent or delay the development of metastases in cancers of epithelial origin. These product candidates are designed to target disseminated tumor cells, thereby having the potential to prevent metastasis and the spread of cancer.

One of our lead product candidates, which we acquired through our acquisition of Igeneon in March 2005, is IGN101, a cancer vaccine which is currently in a Phase II/III randomized double blind clinical trial in non-small cell lung cancer patients. We recently reached target accrual of 760 patients in this study, three months ahead of schedule. We expect to have final data available from this study in 2007. In addition, on May 16, 2005, we announced that results from our double-blind, placebo-controlled Phase II clinical trial of IGN101 in patients with solid tumors were presented at the 2005 Annual Meeting of the American Society for Clinical Oncology (ASCO). In the study, a statistically significant difference in overall survival was seen in a subgroup of patients with rectal cancer and a positive trend toward survival improvement was observed in patients with colon cancer. This trial was conducted in 240 patients with epithelial cancers, which consists of colorectal cancer, gastrointestinal tract cancer, non-small cell lung cancer and liver cancer.

Another product-candidate we acquired through our acquisition of Igeneon is IGN311, a monoclonal antibody targeting Lewis Y-positive cancer cells. We recently completed an open-label dose escalating Phase I trial with IGN311 and on July 12, 2005, we announced the positive results from this study. In the Phase I trial, IGN311 demonstrated favorable safety and tolerability, and advantageous pharmacokinetics with a serum half-life of more than 20 days. Data from the trial also indicate efficacy of IGN311 against Lewis Y-positive tumor cells circulating in peripheral blood. As a result of this positive data, we have moved forward with a Phase I/II clinical trial with IGN311 and on July 21, 2005, we announced that initiation of the open-label Phase I/II began with the enrollment of our first patient. As part of the further development of IGN311, on July 25, 2005, we announced that we had entered into a licensing and commercialization agreement and a product development agreement with Celltrion, Inc. for IGN311, the terms of which were subject to the parties finalizing a supply agreement and quality agreement. On November 7, 2005, the supply agreement and quality agreement were finalized and the strategic relationship between us and Celltrion was consummated. We believe that this strategic relationship validates the interest in IGN311 and will allow us to expedite the development of IGN311 in a cost-efficient manner.

Our most advanced product-candidate is Insegia (G17DT immunogen). We have completed two Phase III clinical trials for the treatment of pancreatic cancer with Insegia. We also completed testing of Insegia in one Phase II clinical trial for the treatment of gastric cancer and one Phase II clinical trial for the treatment of colorectal cancer. On May 11, 2005, we announced that as a result of a cost-reduction program we no longer had the internal resources to allocate toward the clinical development of Insegia. However, we have been encouraged by the results achieved in patients who achieved an antibody response in clinical trials with Insegia as both a monotherapy, and in combination with chemotherapy.

On November 7, 2005, we entered into a termination agreement with sanofi pasteur, terminating the parties’ strategic alliance. Specifically, the termination agreement terminated the Co-Promotion Agreement and the License and Supply Agreements with sanofi pasteur relating to the development, manufacture and commercialization of Insegia, the Company’s most advanced cancer immunotherapy. In accordance with the terms of the termination agreement, all of the rights to Insegia granted to sanofi pasteur under the Co-Promotion Agreement and License, including the right to commercialize Insegia in North America and Europe, revert back to us. In exchange for the return of such rights, we agreed to pay to sanofi pasteur a nominal single digit royalty on all future worldwide net sales of Insegia and sanofi pasteur forgave a $1.9 million receivable due and owing by us. In connection with the dissolution of the Company’s strategic partnership with sanofi pasteur, we had previously redeemed the original principal amount of our outstanding Series A Convertible Debenture issued to sanofi pasteur in 2002. Accordingly, we are currently devoting significant effort to seeking partners that have the financial resources to support additional clinical studies and/or other research and development activities that may be necessary to support regulatory approval of Insegia for patients with gastrin-sensitive cancers. We believe that the activity demonstrated by Insegia in patients with gastrin-sensitive cancers should enhance our ability to find an appropriate partner to assist in developing Insegia. In addition, we believe that now having the ability to license Insegia on a worldwide basis, because of the termination of our relationship with sanofi pasteur, will greatly enhance our ability to find a partner financially capable of and committed to further developing Insegia.

Our Products

IGN101

IGN101 is a cancer vaccine designed to induce an immune response against disseminated tumor cells. IGN101 is an off-the-shelf product consisting of the murine anti-EpCAM monoclonal antibody 17-1-A adsorbed on aluminum hydroxide. EpCAM is a cell surface glycoprotein present in normal epithelia cells and over-expressed in the majority of epithelial cancers; these cancers account for approximately 70% of all cancers. In early trials, IGN101 has been observed to destroy disseminated tumor cells (also called “circulating tumor cells”) and therefore we anticipate that IGN101 may thus slow down or prevent the formation of metastases.

IGN311

IGN311 is currently in Phase I/II trials. IGN311 is a humanized monoclonal antibody (IgG1) against the Lewis Y carbohydrate antigen. Lewis Y is expressed on approximately 70% of all epithelial cancers and its expression on adult normal tissues is very restricted; consequently IGN311 has the potential to target a broad range of carcinomas. IGN311 is designed to exert clinical effects by destruction of tumor cells by activation of effect or functions and by selective growth inhibition via functional receptors.

IGN311 is the fully humanized version of the murine monoclonal antibody ABL 364 (hybridoma BR55-2), a murine IgG3 highly specific for the Lewis Y antigen that has shown significant in vitro and in vivo anti-tumor cytolytic activity. ABL 364 was tested in several Phase I/II clinical trials and substantially reduced or eliminated Lewis Y/cytokeratin positive cells in the bone marrow of cancer patients.

Insegia

Insegia is an active immunotherapy designed to target and inhibit the activity of the gastrin hormone. Insegia works by harnessing the body’s own immune system to generate high levels of antibodies to gastrin and the gastrin receptor. The intent is to neutralize the ability of the gastrin hormone to further effect the growth and proliferation of particular cancers. Insegia consists of a synthetic gastrin-like peptide, which is linked to Diphtheria Toxoid (DT). DT contains the structures (epitopes) that generate an immune response in the patient. When patients are injected with Insegia it typically causes them to create antibodies that bind to both G17 and gly-gastrin 17 and remove them from circulation before they can bind to the cancer cells and initiate the signals that cause cancer cell growth and metastasis.

Insegia is placed in a slow-release suspension, or delivery vehicle. This combination is designed to achieve four objectives: 1) a high antibody response; 2) a durable antibody response; 3) limited systemic toxicity; and 4) long-term stability, or shelf-life. In our clinical trials, Insegia is administered by injection, with booster shots at approximately three to six-month intervals.

Our Pipeline

Our major research program, which is currently in the development phase, involves a radioactive gastrin peptide that is able to target radioactivity to gastrin receptor positive tumors such as gastrointestinal, small cell lung and medullary thyroid. We expect that such an approach will allow imaging of Insegia-responsive tumors and will ultimately be used as a therapy in its own right. Formulation, toxicity and regulatory studies are underway and, in collaboration with a radiopharmaceutical research group, we expect that tumor imaging studies will begin in early 2006. We anticipate that following proof of concept, immediate progress into trials with therapeutic versions of the radioligands will begin.

Our research and development program also focuses on a second generation of gastrin immuno-therapeutics including monoclonal antibodies directed against the same gastrin species as Insegia. We believe that passive gastrin immunotherapy will complement Insegia in a number of ways by (i) providing a means of treating Insegia non-responders, (ii) allowing sustained temporal serum levels of gastrin antibodies in patients with adverse reactions to Insegia preventing further immunizations and (iii) boosting titers in weak Insegia responders. This program is being developed under our collaboration with Xoma and we anticipate that lead candidates will enter the development phase in 2006.

IGN312 is a monoclonal antibody derived from IGN311 with enhanced effect or functions due to glycoengineering. The product has been developed in collaboration with Glycart (Zurich, Switzerland). First results show a more than tenfold improved antibody mediated cellular cytotoxicity of IGN312 compared to IGN311 in several different cancer cell-lines.

IGN501 is an immunoregulatory vaccine which is designed to translate into clinical effects comparable to those observed with passively administered immonoglobulin. In a safety pharmacology study in Rhesus monkeys, the product candidate has been shown to be safe. The immunological analysis of the data is ongoing.

Clinical Trials

IGN101

IGN101 is currently in a randomized, double-blind, placebo-controlled Phase II/III trial for patients with non-small cell lung cancer. In this trial, IGN101 is being evaluated as a monotherapy compared to placebo. The Phase II/III trial has finished enrollment with 760 patients in total.

In Phase I and Phase II trials IGN101 has shown:

•	a good safety and tolerability profile in more than 450 patients;

•	strong immunogenicity even after or in combination with chemotherapy;

•	efficacy against circulating tumor cells in peripheral blood; and

•	a survival benefit for patients with late-stage rectum carcinoma.

An ongoing open-label, multicenter Phase II clinical trial with IGN101 in patients with several types of solid tumors is being conducted. The study is intended to enroll approximately 45 patients. The primary objective of the trial is to assess the ability of IGN101 to decrease circulating tumor cells in peripheral blood. Elevation of circulating tumor cells has been shown to predict short survival in multiple types of cancer, including breast cancer and hormone refractory prostate cancer. Secondary objectives of the trial are the evaluation of safety and tolerability. Vaccinations with IGN101 are given by subcutaneous injection on days 1, 15, 29 and 57. Analyses of circulating tumor cells in peripheral blood were performed on days 1, 29, 57 and 71. The preliminary data presented from the study demonstrate that the median number of circulating tumor cells has been reduced by approximately 50% in the 17 patients enrolled (from 10.5 at day 1 to 5 cells at day 71). Accrual is continuing into this study.

In July 2004, Igeneon completed a double-blind, placebo controlled Phase II screening trial for IGN101, which showed statistically significant survival prolongation in the subgroup of patients with metastatic rectal cancer and a positive trend toward survival improvement was observed in patients with colorectal cancer. The study involved 239 patients and was conducted at the Hôpital Avicenne, Rabat, Morocco. Of the total number of patients, 163 had colorectal cancer (95 patients at stage IV), 32 patients had stage III or IV upper gastro-intestinal tract cancer, 38 patients had stage III or IV non-small cell lung cancer (NSCLC), and 6 patients had liver or bile-duct carcinoma. Vaccinations with IGN101 or placebo were given on days 1, 15, 29 and 57, and in weeks 16, 24, 32, 40 and 68. Concomitant standard therapies were permitted. Data from this trial demonstrated a statistically significant survival prolongation in the subgroup of patients with metastatic rectal cancer. While no difference in overall survival was seen for the whole intention-to-treat (ITT) population of 239 patients, in the subgroup of 53 patients with metastatic rectal cancer the 1-year-survival was doubled from 23.8% for placebo to 59.4% for IGN101 (p=0.009). In this indication, median survival was 407 days for the IGN101 group, compared to 253 days for placebo (p=0.021). Vaccinations with IGN101 were well tolerated in all indications.

IGN311

In July 2005, we completed a Phase I open trial with IGN311. In this Phase I trial, IGN311 demonstrated favorable safety and tolerability, and advantageous pharmacokinetics with a serum half-life of more than 20 days. Data from the trial also indicated efficacy of IGN311 against Lewis Y-positive tumor cells circulating in peripheral blood: the number of such cells was significantly decreased in those patients that presented with detectable levels of such cells prior to first infusion.

Twelve patients with epithelial cancers (breast, colorectal, gastric and pancreatic) were enrolled. All patients received intravenous infusions of IGN311, which was given in escalating doses, of which 3 patients received 50mg, 3 patients received 100mg and the remaining 6 patients received 200mg. IGN311 was administered on the first and fifteenth days of the study. No adverse events related to study medication were seen in the 50mg and 100mg cohort, and only one adverse event (vomiting, nausea) was observed in the 200mg arm. The antibody was generally well tolerated and hematological toxicities were not observed. Complement dependent cytotoxicity (CDC), or the capacity of the antibody to destroy tumor cells, was significantly induced by IGN311 infusions, and was correlated with IGN311 concentration in blood. Further trials are currently being prepared.

We have begun enrollment in a newly initiated open-label Phase I/II trial of IGN311. The endpoints of this study are to evaluate the ability of IGN311 to effectively reduce the number of Lewis-Y positive tumor cells and to decrease the volume of pleural effusions or ascites, in patients with epithelial cancers. In addition, the study will also evaluate safety, tolerability and pharmocokinetics of the IGN311 antibody. The study is intended to enroll up to 24 patients.

Insegia

We have conducted various clinical trials testing Insegia in the treatment of various gastrointestinal cancers and non-cancer diseases.

Pancreatic Cancer Clinical Trials. We have completed two clinical trials in patients with advanced pancreatic cancer. On October 30, 2003, we announced positive results from our Phase III randomized, double-blinded, placebo-controlled clinical trial of Insegia as a monotherapy in patients with pancreatic cancer. In June 2004, we presented data from this trial at the Annual American Society of

Clinical Oncology. The Phase III trial enrolled a total of 154 treatment-naive patients with advanced pancreatic cancer from 22 sites in Europe. Patients were randomly assigned to one of two arms - one arm received Insegia alone, the other arm received placebo. Results from this clinical trial indicate that Insegia as a monotherapy prolongs the expected survival of patients with pancreatic cancer. Specifically, treatment with Insegia in patients who had documented pancreatic cancer resulted in a median survival of 150 days, compared with 83 days for patients treated with placebo (p=0.030, log rank). Importantly, patients who generated anti-G17 antibodies (G17 responders) lived significantly longer than patients who did not generate anti-G17 antibodies (G17 non-responders) or patients who received placebo. Analysis of the results showed that G17 responders had a median survival of 176 days compared to 63 days for G17 non-responders and to 83 days for the placebo group.

Additionally, results from this clinical trial indicate that treatment with Insegia is safe and well tolerated. We believe the results from this trial demonstrate that Insegia could potentially provide a safe and effective alternative for the significant number of patients worldwide that have pancreatic cancer and who either cannot tolerate or refuse to take chemotherapy.

On February 15, 2005, we announced the preliminary results from our second Phase III, or PC(IV), clinical trial for advanced pancreatic cancer patients. The trial was a randomized double-blinded, clinical trial in the U.S. and foreign countries. Patients were randomly assigned to one of two arms – one arm received Insegia in combination with the chemotherapeutic gemcitabine, the other arm received gemcitabine plus placebo. Gemcitabine is the standard of care for patients with metastatic pancreatic cancer. The trial enrolled 383 patients with a primary endpoint of a statistically significant increase in overall survival. Although Insegia did not meet its primary efficacy endpoint of improving overall survival in patients with pancreatic cancer who were treated with the combination, approximately 75% of patients achieved an antibody response to treatment with Insegia. An evaluation of survival by antibody response showed that patients who achieved the highest levels (16U) demonstrated a statistically significant difference in survival relative to the control group. The differences in survival were seen across covariate factors such as stage of disease and performance status. The adverse event profile in this study showed no significant differences between study arms and was similar to the observed events in previous clinical trials.

Gastric Cancer Clinical Trial. We have conducted one Phase II single-arm clinical trial with Insegia in combination with the chemotherapeutics cisplatin and 5-FU in patients with advanced gastric cancer. On February 5, 2004, we announced positive results from this clinical trial. The clinical trial enrolled a total of 103 chemotherapy-naive patients with advanced gastric cancer from 42 sites in the U.S. and Europe. Patients received Insegia in combination with cisplatin and 5-FU. The median survival for all patients treated with the drug combination was approximately 9.0 months. Specifically, G17 responders had a median survival of 10.8 months compared with 6.2 months for the G17 non-responders. Additionally, data from this clinical trial indicates that Insegia is safe and well tolerated. We believe the results from this trial demonstrate that Insegia could provide a safe and effective addition to the standard of care, cisplatin and 5-FU, for patients with gastric cancer.

Other Clinical Trials. On June 7, 2004, we announced that we had concluded a Phase II clinical trial with Insegia in combination with the chemotherapeutic irinotecan in patients with irinotecan-refractory colorectal cancer. The study enrolled 161 patients with metastatic colorectal adenocarcinoma not responding to irinotecan-based chemotherapy. Results indicated that the combination of Insegia with irinotecan resulted in a survival benefit of 62% for anti-G17 antibody responders and an overall anti-G17 immune response rate of 62%. Toxicity of combination therapy was consistent with irinotecan with the exception of injection site reactions attributed to Insegia.

Strategic Alliances

Celltrion

In July 2005, Igeneon, our wholly-owned subsidiary, entered into a licensing and commercialization agreement and a product development and manufacturing agreement related to the manufacturing, marketing and distribution of IGN311 with Celltrion, Inc., a joint venture of VaxGen. Under the agreements, we granted Celltrion a license to commercialize IGN311 in certain Asian countries, including Japan. In return, Celltrion will make milestone payments to us totalling $6 million. In addition, Celltrion will provide development and manufacturing services related to the optimization and upscaling of IGN311 and will produce material for further clinical development. As a part of the market authorization process, Celltrion will manage clinical development activities in Asia. Upon market approval of IGN311, we will also be entitled to receive royalties from sales of IGN311 in Asia, and Celltrion will have the option to manufacture IGN311 for global market supply. On November 7, 2005, the supply agreement and quality agreement were finalized and the strategic relationship between us and Celltrion was consummated.

Xoma

In September 2004, we entered into a worldwide Collaboration Agreement with Xoma (US) LLC for the treatment of gastrointestinal and other gastrin-sensitive cancers using anti-gastrin monoclonal antibodies. Xoma, which is one of the leaders in the field of monoclonal antibodies, possesses a multi-technology platform and fully-integrated product development infrastructure for therapeutic antibody generation, optimization, production and development. We and Xoma will collaborate on the joint development of all products contemplated under the agreement and are to share all development expenses and all commercialization profits and losses for all product candidates on a 70/30 basis, respectively. XOMA will have worldwide manufacturing rights for these products and the ability to share up to 30% in the commercialization efforts in the U.S. in accordance with the terms of the agreement. We will share commercialization rights in the U.S. and will have exclusive rights to commercialize all products outside the U.S. Under certain circumstances, we have the right to license or sublicense products to any party in a particular country or jurisdiction, in which case Xoma or such other third party would receive a royalty based on net sales of such product.

Daiichi

On June 22, 2004, we entered into a Collaboration and License Agreement with Daiichi Pure Chemicals Co., Ltd. for the development, manufacturing and commercialization of gastrin-related diagnostic kits. Under the agreement, Daiichi will develop diagnostic kits based on assays and monoclonal antibodies developed by us. Daiichi is a leader in the field of diagnostics and the development of diagnostic kits.

Under the terms of the agreement, Daiichi will have exclusive worldwide manufacturing and supply rights and will commercialize the kits by itself or with specialized distributors in Asia. We will have the rights to commercialize the kits by ourselves or with specialized distributors, outside of Asia. To approve, direct and facilitate the collaborative commercialization, the parties established a Joint Steering Committee, which will, among other things, coordinate the development and implementation of a plan for collaborative commercialization, plan and coordinate collaborative efforts between the parties, and monitor compliance with the agreement.

In the event we and Daiichi develop and manufacture diagnostic kits for commercialization, we will enter into a supply agreement, which will contain the terms by which Daiichi will supply the diagnostic kits to us. The prices we pay for the kits will be determined by the Joint Steering Committee and will be set forth in the applicable supply agreement. In addition, Daiichi will be required to pay a royalty of 10% of net sales for kits it sells in Asia.

The agreement may be terminated by mutual agreement or by either party upon thirty (30) days’ prior written notice, upon an uncured material breach or upon the bankruptcy or insolvency of the other party. Unless earlier terminated, the agreement shall remain in effect until (i) we and Daiichi decide that we will not enter into a supply agreement or (ii) a date set by the Joint Steering Committee.

Other collaborations

Igeneon has (1) collaborations with Glycart, a Swiss company, and the Medical University Clinic Graz that work with Igeneon on engineering recombinant antibodies and clinical studies, respectively and (2) a clinical study collaboration with Immunicon Corporation which provides Igeneon with data on the effect of Igeneon product candidates on circulating tumor cells in blood.

Clinical Research Organizations

We contract with several clinical research organizations, or CROs, for a variety of services based on our needs from time to time which may include nonclinical studies, chemistry, manufacturing and controls, IND preparation, clinical trial preparation, clinical trial conduct, data management, statistics, clinical study reports, technology/development plans, regulatory, project coordination, software development, intellectual property ventures and business development.

Supply and Manufacturing

We rely on third parties to supply us with the various components of Insegia Immunogen and to manufacture Insegia Immunogen for our preclinical and clinical trials. Currently, we contract with various suppliers for (i) the synthetic gastrin-like peptide, (ii) DT and/or Tetanus Toxoid, and (iii) the components of our emulsion delivery vehicle. We then contract with a third party to manufacture the final Insegia product, a sterile, injectable dosage of Insegia. On November 7, 2005, we terminated our supply agreements with sanofi pasteur. sanofi pasteur has agreed to make reasonable commercial efforts to sell to the Company certain quantities of DT through the year 2009. The Company and sanofi pasteur have agreed to negotiate a definitive supply agreement that will set forth all of the terms of our supply arrangement. We believe we have good relationships with our suppliers and manufacturer and that our current arrangements with them are suitable for our operations. Additionally, we believe that if any of the suppliers were to cease supplying us with any of the components of Insegia Immunogen, we would be able to find alternative sources for such components and manufacturing.

Furthermore, IGN101 and IGN311 depend on a set of specific products for their manufacture and the supply of these products on the market is limited. Igeneon has entered into a contract for the supply of antibodies in order to counteract the limited production capacity on the world market for antibodies. Nonetheless, we cannot be sure that our supply of antibodies or any of these other products will not be limited, interrupted or restricted in certain geographic regions. If our supply of antibodies was interrupted, we may not be able to obtain from other manufacturers alternative materials, chemical compounds, components, antibodies or antigens of acceptable quality, in commercial quantities and at an acceptable cost.

Intellectual Property

We devote significant resources to protecting and expanding our intellectual property portfolio. We seek to protect our core technologies through a combination of patents, trade secrets, and know-how. We protect our technology through numerous United States and foreign patent filings, trademarks and trade secrets that we own or license.

We intend to continue using our scientific expertise to pursue and patent new developments with respect to uses, compositions and factors to enhance our position in the field of gastrointestinal cancer. Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patent that we own or license from third parties may not provide adequate protection against competitors. Our pending patent applications, those we may file in the future, or those we may license from third parties may not result in issued patents. Also, patents may not provide us with adequate proprietary protection or advantages against competitors with similar or competing technologies. As a result of potential conflicts with the proprietary rights of others, we may in the future have to prove we are not infringing the patent rights of others or be required to obtain a license to the patent. We do not know whether such a license would be available on commercially reasonable terms, or at all.

In addition to patents, we rely on trade secrets and know-how that we seek to protect, in part, by confidentiality agreements. Our policy is to require our officers, employees, consultants, contractors, manufacturers, outside scientific collaborators and sponsored researchers and other advisors to execute confidentiality agreements. These agreements provide that all confidential information developed by us and made known to the individual during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties, except in specific limited circumstances. We also require signed confidentiality or material transfer agreements from companies that are to receive our confidential data. In the case of employees, consultants and contractors, confidentiality agreements with them generally provide that all inventions conceived by the individual while rendering services to us shall be assigned to us as our exclusive property. However, it is possible that these parties may breach those agreements, and we may not have adequate remedies for any breach or such agreements may be deemed unenforceable. It is also possible that our trade secrets or unpatentable know-how will otherwise become known or be independently developed by competitors.

Competition

The biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. Many entities, including pharmaceutical and biotechnology companies, academic institutions and other research organizations are actively engaged in the discovery, research and development of products that could compete directly with our products under development.

Gemcitabine, manufactured by Eli Lily, is the only currently available treatment for pancreatic cancer approved by the U.S. Food and Drug Administration (FDA). Insegia is intended to be used as a non-toxic monotherapy or as a combination therapy. We believe that Pfizer, AstraZeneca and other pharmaceutical and biotechnology companies are also developing pancreatic cancer therapy.

There is currently no FDA-approved drug available for gastric cancer or gastro-esophageal cancer in the United States. FDA-approved chemotherapies used to treat cancer in other indications, as well as experimental cancer drugs in clinical trials, are currently being tried on patients with advanced gastric cancer or gastro-esophageal cancer. Roche Laboratories and Bristol-Myers Squibb, among others, are our competitors in this market.

The competitors discussed above may succeed in developing and marketing cancer vaccines that are more effective than or marketed before Insegia. Other products such as chemotherapeutics, monoclonal antibodies, small molecules angiogenesis inhibitors and gene therapies are also under development and could potentially compete with Insegia or other products we may develop.

Many companies, including major pharmaceutical companies, are also developing therapies that may compete with our other potential products in the fields of gastrointestinal cancer. Many of these companies have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing. Others have partnered with large established companies to obtain access to these resources. Smaller companies may also prove to be significant competitors, particularly through the establishment of collaborative arrangements with large, established companies.

Our competitive position depends on the safety and efficacy of our products, the timing of regulatory approval and commercial introduction, and the effectiveness of our marketing and sales efforts. Our success also depends on our ability to form strategic alliance relationships with other companies with greater marketing resources than ours, attract and retain qualified personnel, and secure sufficient capital resources for the often substantial period between technological conception and commercial sales.

Some of our competitors have far greater financial resources, larger research staffs and more extensive physical facilities. These competitors may develop products that are more effective than ours and may be more successful than us at producing and marketing their products. In addition, many specialized biotechnology firms have formed collaborations with large, established companies to support the research, development and commercialization of products that may be competitive with ours.

Employees

As of September 30, 2005, we had approximately 78 employees, none of whom is represented by a collective bargaining agreement. We consider our employee relations to be good.

Regulatory and Environmental Matters

Governmental authorities in the U.S. and other countries extensively regulate the preclinical and clinical testing, manufacturing, labeling, storage, record keeping, advertising, promotion, export, marketing and distribution, among other things, of our investigational products. In the U.S., the FDA under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations, subjects pharmaceutical products to rigorous review.

In order to obtain approval of a new product from the FDA, we must, among other requirements, submit proof of safety and efficacy as well as detailed information on the manufacture and composition of the product. In most cases, this proof entails extensive preclinical, clinical, and laboratory tests. The FDA may also require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of these products.

The first stage of the FDA approval process for a new biologic or drug involves completion of preclinical studies and the submission of the results of these studies to the FDA. Preclinical studies involve laboratory evaluation of product characteristics and animal studies to assess the efficacy and safety of the product. The FDA regulates preclinical studies under a series of regulations called the current “Good Laboratory Practices” regulations. If the sponsor violates these regulations, in some cases, the FDA may invalidate the studies and require that the sponsor replicate those studies. The results of the preclinical studies together with proposed clinical protocols, manufacturing information, analytical data and other information in an investigational new drug application, or IND, must become effective before human clinical trials may commence.

After the IND becomes effective, a sponsor may commence human clinical trials. However, prior to commencement of each clinical trial, the sponsor must submit to the FDA a “protocol,” after having obtained the approval of the institution participating in the trials. The sponsor typically conducts human clinical trials in three sequential phases, but the phases may overlap. In Phase I, clinical trials are typically conducted with a small number of healthy subjects to determine the early safety profile and the pattern of drug distribution and metabolism. In Phase II, clinical trials are conducted with groups of patients afflicted with a specific disease in order to determine preliminary efficacy, optimal dosages and expanded evidence of safety. In Phase III, large-scale, multi-center, comparative clinical trials are conducted with patients afflicted with a target disease in order to provide enough data for the statistical proof of efficacy and safety required by the FDA and others. In the case of products for life-threatening diseases, such as Insegia, the initial human, or Phase I, testing is generally done in target disease-afflicted patients rather than in healthy volunteers. Since these patients are already afflicted with the target disease, it is possible that such studies may provide results traditionally obtained in Phase II trials. These trials are frequently referred to as “Phase I/IIA” trials. The FDA may order the temporary or permanent discontinuation of a clinical trial at any time.

The sponsor must submit to the FDA the results of the preclinical and clinical testing, together with, among other things, detailed information on the manufacture and composition of the product, in the form of a new drug application or, in the case of a biologic, like Insegia, a biologics license application. In a process which can take a year or more, the FDA reviews this application and, when and if it decides that adequate data is available to show that the new compound is both safe and effective and that other applicable requirements have been met, approves the drug or biologic for marketing. The amount of time taken for this approval process is a function of a number of variables, including the quality of the submission and studies presented, the potential contribution that the compound will make in improving the treatment of the disease in question, and the workload at the FDA.

Congress enacted the Food and Drug Administration Modernization Act of 1997 in part to ensure the availability of safe and effective drugs, biologics, and medical devices by expediting the FDA review process for new products. The Modernization Act establishes a statutory program for the approval of “Fast Track” products, including biologics. A Fast Track product is defined as a new drug or biologic intended for the treatment of a serious or life-threatening condition that demonstrates the potential to address unmet medical needs for this condition. Under the Fast Track program, the sponsor of a new drug or biologic may request the FDA to designate the drug or biologic as a Fast Track product at any time during the clinical development of the product. This designation assures access to FDA personnel for consultation throughout the development process as well as a six-month review of marketing applications for the designated product. We have received Fast Track designation for Insegia in combination with cisplatin and 5-FU for use in stage IV gastric cancer. We cannot predict whether these designations will impact the timing or likelihood of FDA approval of Insegia.

The Modernization Act specifies that the FDA must determine if the product qualifies for Fast Track designation within 60 days of receipt of the sponsor’s request. The FDA can base approval of a marketing application for a Fast Track product on a positive effect on a clinical endpoint or on another endpoint that is reasonably likely to predict clinical benefit. The FDA may subject approval of an application for a Fast Track product to:

•	post-approval studies to validate the surrogate endpoint or confirm the effect on the clinical endpoint; and

•	prior review of all promotional materials.

In addition, the FDA may withdraw its approval of a Fast Track product on a number of grounds, including the sponsor’s failure to conduct any required post-approval study with due diligence.

If a preliminary review of the clinical data suggests that a Fast Track product may be effective, the FDA may initiate review of sections of a marketing application for a Fast Track product before the sponsor completes the application. This rolling review is available if the applicant provides a schedule for submission of remaining information and pays applicable user fees. However, the time periods specified under the Prescription Drug User Fee Act concerning timing goals to which the FDA has committed in reviewing an application, do not begin until the sponsor submits the application.

The Orphan Drug Program provides a mechanism for the FDA to acknowledge that a product is designed to treat a disease affecting fewer than 200,000 Americans. If a product is ultimately approved for marketing, Orphan-Drug status confers a 7-year period of exclusive marketing rights for the approved indication, thereby protecting it from similar drugs of the same class. In addition, an Orphan Drug designation bestows certain advantages including considerations in trial size and design based on the actual patient population, and tax credits for some research and development expenses.

In July 2002, we announced that we had received official notice from the FDA granting Insegia Orphan-Drug status for treatment of gastric cancer, and adenocarcinoma of the pancreas.

The FDA may, during its review of a new drug application or biologics license application, ask for additional test data. If the FDA does ultimately approve a product, it may require post-marketing testing, including potentially expensive Phase IV studies, and surveillance to monitor the safety and effectiveness of the drug. In addition, the FDA may in some circumstances impose restrictions on the use of the drug that may be difficult and expensive to administer, and may require prior approval of promotional materials.

Before approving a new drug application or biologics license application, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless the manufacturing facilities are in compliance with current Good Manufacturing Practices. In order to accomplish this inspection, a local field division of the FDA is responsible for completing this inspection and providing a recommendation for or against approval. We are in close communication with the field division of the FDA regarding our manufacturing facilities. This effort is intended to assure appropriate facility and process design to avoid potentially lengthy delays in product approvals due to inspection deficiencies.

Following approval, the manufacture, holding, and distribution of a product must be in compliance with current Good Manufacturing Practices. Manufacturers must expend time, money, and effort in the area of production and quality control and record keeping and reporting to ensure full compliance with those requirements. The labeling, advertising, promotion, marketing, and distribution of a drug or biologic product must be in compliance with FDA regulatory requirements. Failure to comply with applicable requirements can lead to the FDA demanding that production and shipment cease, and, in some cases, that the manufacturer recall products, or to enforcement actions that can include seizures, injunctions, and criminal prosecution. These failures can also lead to FDA withdrawal of approval to market a product.

For clinical investigation and marketing outside the United States, we are or may be subject to foreign regulatory requirements governing human clinical trials and marketing approval for drugs. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country.

In January 2003, the European Commission designated Insegia as an “orphan medicinal product” for the treatment of gastric cancer and pancreatic cancer.

On December 19, 2002, we announced that we had received official notice from the Australian Therapeutic Goods Administration (ATGA), the regulatory authority in Australia equivalent to the FDA, granting Insegia Immunogen Orphan-Drug status for treatment of both pancreatic cancer and gastric (stomach) cancer. Unlike in the United States, the Australian orphan-drug designation automatically confers priority evaluation for the drug ahead of other evaluations. On December 30, 2003, we announced that we had begun submission of regulatory documentation to the ATGA for the registration of Insegia as monotherapy in patients with advanced pancreatic cancer who are either unable to tolerate or elect not to take chemotherapy.

Glossary of Selected Terms

Below is a glossary of selected terms that may be helpful in understanding our business.

Adenocarcinoma: cancer that originates in glandular epithelial cells that line certain internal organs.

Adjuvant Treatment: an ancillary treatment that is given to patients in addition to a primary treatment to enhance the effectiveness of the primary treatment. For example, in colon cancer, chemotherapy often is given as an adjuvant treatment following surgery to remove the primary cancer from the colon.

Antibody: a protein produced by certain white blood cells as part of an immune response. These proteins, called antibodies, bind in a specific manner to a separate molecule and neutralize or inhibit its biological activity.

Antigen: any substance that can induce antibodies (B-cells) or activate T-cells, which bind to it.

Cancer Vaccine: technically a misnomer: a large weakly-antigenic molecule derived from the surface of cancer cells, which when combined with a foreign molecule (e.g., virus) induces a stronger immune response against it and, then, where located on the surface of the cancer cells.

Control Group: the patient group (or arm) of a clinical trial that receives the placebo or a standard treatment for a disease, against which the experimental drug is compared.

Gastrin: a hormone produced in the stomach that regulates stomach acid secretion and stimulates the proliferation of gastrointestinal cells and adenocarcinomas of the gastrointestinal tract. It occurs in the body in several forms, including gastrin 17 (a 17 amino acid peptide) and gastrin 34 (a 34 amino acid peptide).

Gonadotropin Releasing Hormone (GnRH): a hormone secreted in the hypothalmus that stimulates the release of other reproductive hormones (including ultimately, testosterone, estrogen and progesterone).

Hormone: a chemical substance produced by an organ or cells of an organ in one part of the body, and carried in the blood to another organ or part of the body; and which has a specific regulatory effect on the activity of the body including growth, metabolism and reproduction.

Immune System: the complex group of organs and cells which has the ability to fight infection and disease.

Immunogen: any molecule capable of inducing the immune system to produce an antibody response against it.

Metastasis: a process by which cancer cells spread from the primary tumor to distant sites such as the lung, liver, bone, or brain. A cancer that has spread is said to be metastatic, and the distant tumors are called metastases.

Peptide: a molecule composed of amino acids that are linked to each other in a sequence.

Placebo: an inert non-drug substance that is given to the control group for comparison to a new experimental drug, usually in a randomized clinical trial.

Randomized Clinical Trial: a clinical trial with at least two arms, in which the decision as to which arm a new patient is assigned is, by design, made by chance.

Standard Treatment: a currently accepted treatment for a given disease. The drug treatment often given to one group (or arm) of patients in a clinical trial. The standard treatment can serve as the control arm, in place of a placebo, for comparison to a new experimental drug treatment.

Treatment Group: the patient group, or arm, of a clinical trial that receives the new experimental drug treatment.

Vaccine: an immunogen consisting of an attenuated or killed microorganism, administered to induce the immune system to produce antibodies to fight an infectious disease.

Vaccine - Like: an immunogen consisting of a synthetic hapten (peptide) joined together with a foreign molecule, administered to induce the immune system to produce antibodies against the peptide.

PROPERTIES

We do not own any real property. We lease our corporate headquarters in Philadelphia, Pennsylvania and the headquarters of Igeneon in Vienna. We presently lease office, and research and development facilities in several locations in the United States and the United Kingdom. We believe that these offices and facilities are suitable for our operations for the foreseeable future. We may or may not relocate one or more of our offices and facilities based on strategic planning.

LEGAL PROCEEDINGS

We are not involved in any material litigation, administrative or governmental proceeding.

BOARD OF DIRECTORS

Our Board of Directors currently consists of six directors, divided into three classes with members of each class of directors serving for staggered three-year terms. Our current Board members and classifications are as follows:

Class I	Class II	Class III
David H. Sachs, M.D.	Patrick T. Mooney, M.D.	William A. Hasler

Robert S. Basso	Georges Hibon

Vincent D. Enright

The term of the Class I directors will expire at the 2008 Annual Meeting of Stockholders, the term of the Class II directors will expire at the 2006 Annual Meeting of Stockholders and the term of the Class III directors will expire at the 2007 Annual Meeting of Stockholders. The age indicated and other information in each director’s biography is as of December 15, 2005.

Robert S. Basso, 60, has served as a director of our company since 1984. From July 2003 to December 2004, Mr. Basso served as Executive Vice President of National Financial, a Fidelity Investments company providing clearing services and execution products. From January 1990 through June 2003, Mr. Basso served as Chairman and President of Correspondent Services Corporation (CSC), a subsidiary of UBS PaineWebber Inc., a brokerage firm, providing clearing, execution, settlement, administrative and management information services, and as Managing Director of UBS PaineWebber Inc.

Vincent D. Enright, 61, has served as a director of our company since September 2004. Mr. Enright served as Senior Vice President and Chief Financial Officer of KeySpan Corporation, a public utility company, from 1994 to 1998. Mr. Enright also serves on the board of and as audit committee chairman of certain of the funds managed by Gabelli Funds, LLC, a leading mutual fund manager. Mr. Enright holds a B.S. degree in Accounting from Fordham University.

William A. Hasler, 64, has served as a director of our company since 1991. Mr. Hasler previously served as our Co-Chief Executive Officer from July 1998 through January 2004 and Vice-Chairman from July 1998 to March 2005. From August 1991 to July 1998, Mr. Hasler served as Dean of the Haas School of Business at the University of California at Berkeley. Prior to that, he was both Vice Chairman and a director of KPMG LLP, a professional services firm. Mr. Hasler also serves on the boards of Mission West (a real estate investment trust), Technical Olympic USA, Inc. (a homebuilder), DiTech Communications (a global telecommunications equipment supplier for voice networks), Schwab Funds (a mutual fund company), Genitope Corp. (a biotechnology company) and Stratex Networks (a provider of high-speed wireless transmission solutions), and is Chairman of the Board of Solectron Corp. (a provider of electronics manufacturing services). Mr. Hasler is a trustee of Pomona College. He is a certified public accountant.

Georges Hibon, 67, has served as a director of our company since 2000. From 1990 to 1998, Mr. Hibon was with Pasteur Merieux Connaught, now sanofi-aventis, a biopharmaceutical company focused on the development of vaccines, most recently as Chief Executive Officer of PMC North America. Prior to that, Mr. Hibon was President of Merck France, a pharmaceutical company. Mr. Hibon has been awarded the honor of “Chevalier de la Legion d’Honeur” by the French government for outstanding military and civilian accomplishments. Mr. Hibon also serves on the boards of Epimmune Inc., a biopharmaceutical company focused on the development of vaccines, bioMérieux, a company that develops, manufactures and markets in vitro diagnostic products that is listed on the Paris stock exchange, and Cerep S.A., a pharmaceutical company that is listed on the Paris stock exchange.

Patrick T. Mooney, M.D., 37, has served as a director of our company since January 2004 and as Chairman since March 2005. Dr. Mooney was named our President and Chief Executive Officer in January 2004. From April 2003 through January 2004, Dr. Mooney served as our Chief Medical Officer. Prior to that, Dr. Mooney gained significant experience in the private sector in the healthcare and biotechnology fields at financial institutions and a biotechnology company. Specifically, Dr. Mooney served as Vice President, Senior Biotechnology Analyst for Thomas Weisel Partners, LLC, a full services investment firm, from August 2001 through April 2003. During 2000 and 2001, Dr. Mooney served as Vice President, Senior Biotechnology Analyst for Janney Montgomery Scott, LLC, a full services investment firm, and Senior Director, Business Development and Investor Relations for Cell Pathways, Inc., a biotechnology company. From 1998 through 2000, Dr. Mooney served as a surgical resident at Thomas Jefferson University Hospital and an analyst for Villanova Capital Management, Inc., an asset management firm.

David H. Sachs, M.D., 63, has served as a director of our company since September 2003. Since 1991, Dr. Sachs has served as the Director of the Transplantation Biology Research Center at Massachusetts General Hospital and Professor of Surgery and Immunology at the Harvard Medical School. Dr. Sachs is also a member of the Institute of Medicine of the National Academy of Sciences. Dr. Sachs has published over 650 articles in scientific journals. Dr. Sachs serves as Chairman of the Scientific Advisory Board of Immerge Biotherapeutics, Inc., a company developing therapeutic applications for xenotransplantation, and serves on the Scientific Advisory Board of the Lombard Odier Immunology Fund, a Swiss mutual fund.

Compensation of Directors

In 2004, our outside directors, whom we consider to be those directors who are not officers, employees or consultants of our company, received an annual fee of $25,000 and reimbursement of reasonable out-of-pocket expenses incurred for attendance at Board and Board committee meetings. Commencing in 2003, each outside director, upon his initial election or appointment to the Board of Directors was granted non-qualified stock options to purchase 25,000 shares of Common Stock with a per share exercise price equal to the fair market value per share of our Common Stock at the grant date. Such options are immediately exercisable. During 2004, Messrs. Smith and Enright were each granted 25,000 options with an exercise price of $7.80 per share and $3.72 per share, respectively, upon their respective appointments to the Board. Directors who are officers, employees or consultants did not receive any additional compensation for their services as a director.

For 2005, the amount of the annual fee payable to our outside directors will increase to $32,500. In addition, the chairperson of the Audit Committee for 2005 will receive an annual fee of $10,000 and the other members of our Audit Committee will receive an annual fee of $5,000. The chairpersons of the Compensation Committee and the Nominating Committee for 2005 will each receive an annual fee of $5,000 and the other members of such committees will receive an annual fee of $2,500. In consideration for their services as directors in 2005, in April 2005, each of Messrs. Basso, Enright, Hasler, Hibon and Sachs and Philip C. Gevas and Nicholas John Stathis, former directors who retired as of November 15, 2005, were granted 25,000 options with an exercise price of $1.08 per share, exercisable immediately, and 10,000 shares of restricted Common Stock that are fully vested, but can only be sold after the fifth anniversary of the grant date.

In January 2004, our Board of Directors approved a three-year arrangement with Mr. Gevas pursuant to which Mr. Gevas will provide consulting services relating to the business of the Company. In exchange for his services, Mr. Gevas will receive $400,000 annually, and reimbursement of certain expenses relating to medical insurance, car expenses, life insurance premiums and business expenses. In January 2004, we also entered into an agreement with Mr. Hasler pursuant to which Mr. Hasler provided consulting services to the Company until March 2005 in exchange for $150,000 annually. The aggregate amount of compensation received by Messrs. Gevas and Hasler is reflected in the Summary Compensation Table.

Compensation Committee Interlocks and Insider Participation

Prior to August 2004, Messrs. Basso, Smith and Stathis comprised the Compensation Committee. Mr. Smith resigned from the Board of Directors and all committees prior to becoming our Senior Vice President and Chief Financial Officer in August 2004. Since September 2004, the Compensation Committee has been comprised of Messrs. Basso, Enright and Stathis. During their term of service on the Compensation Committee, none of these persons served as an officer or employee of ours during fiscal year 2004. There were no material transactions between us and any of the members of the Compensation Committee during fiscal year 2004.

Mandatory Retirement Policy for the Board of Directors

Our Board of Directors adopted a mandatory retirement policy, effective November 15, 2005, to assist us with director term and succession planning and ensure that the Board of Directors periodically benefits from the fresh ideas, viewpoints and expertise of new members. Under the policy, the mandatory retirement age for directors is 70 years.

MANAGEMENT

Our executive officers, their ages and positions, as of December 15, 2005, are as follows:

Name	Age	Position
Patrick T. Mooney, M.D.	37	Chairman, President, Chief Executive Officer and Director

James F. Smith, CPA	55	Executive Vice President, Chief Financial Officer and Chief Accounting Officer

Paul Broome, MB., Ch.B, MFPM	56	Vice President and Medical Director for Global Clinical Trials and Regulatory Affairs

Susan A. Watson, Ph.D.	43	Executive Vice President and Chief Scientific Officer

Below is a summary of the business experience of each of our executive officers who do not serve on our Board of Directors. The business experience of Dr. Mooney appears under the caption Board of Directors set forth above.

James F. Smith, CPA. Since August 2004, Mr. Smith has served as our Executive Vice President and Chief Financial Officer. From September 2001 to 2004, Mr. Smith served as Vice President and Global Controller of Ansell Ltd., a healthcare solutions provider. From July 2000 through January 2001, Mr. Smith served as Vice President, Global Finance of the Agricultural Chemicals Group of BASF, a pharmaceutical and biotechnology company. From April 1997 through July 2000, Mr. Smith served as Vice President, Global Finance of the Agricultural Chemicals Group of Wyeth, a pharmaceutical and biotechnology company. Mr. Smith is a certified public accountant and worked for PricewaterhouseCoopers for almost eight years, including as a Manager responsible for managing audit engagements for public companies. Mr. Smith also served as a director of our company from January 2004 to August 2004.

Paul Broome, MB., Ch.B., MFPM. Since 1994, Dr. Broome has served as our Vice President and Medical Director for Global Clinical Trials and Regulatory Affairs. His years of clinical experience include the responsibility at Glaxo for clinical trials which provided data for US (FDA) and the United Kingdom Medicines Control Agency (MCA) registration of the indication for ranitidine (Zantac) as maintenance therapy, which became the world’s largest-selling drug. Prior to joining Aphton, Dr. Broome was Medical Director in the United Kingdom which provides services ranging from consulting and R&D through clinical trials, regulatory affairs and the registration of drugs for marketing approval from government regulatory agencies. Dr. Broome received his MB., Ch.B and MFPM from the University of Sheffield Medical School, United Kingdom.

Susan A. Watson, Ph.D. Since March 2005, Dr. Watson has served as our Executive Vice President and Chief Scientific Officer. Dr. Watson has been a Professor of Pre-Clinical Oncology at The University of Nottingham, United Kingdom since November 2001. From November 1999 to November 2001, Dr. Watson was Associate Professor (Reader) and Director of the Cancer Studies Unit at The University of Nottingham. In March 2003, she was appointed Co-Director of the Cancer Research at Nottingham Centre. Since August 2004, Dr. Watson has also served as Scientific Director and Founder of PRECOS, a University business unit, formed to initiate partnerships between scientists at Nottingham and pharmaceutical companies for the design of new cancer treatments. Dr. Watson has more than 18 years of research experience, with approximately 14 years studying gastrointestinal cancers and mechanisms of apoptosis and metastasis in both lecturer and senior lecturer roles. Dr. Watson completed her Bachelor of Science Degree at the University of Leeds and her Ph.D. at the University of Nottingham. Dr. Watson continued her post-doctoral research with AstraZeneca, formerly ICI. She has been awarded the Sir Francis Avery Jones Research Medal presented by the British Society of Gastroenterology.

EXECUTIVE COMPENSATION

The following table presents certain summary information concerning compensation earned for services rendered in all capacities by the individuals who served as our Chief Executive Officer during 2004, as well as our other four most highly compensated executive officers (the “Named Executive Officers”) whose total annual salary and bonus exceeded $100,000 during the fiscal year ended December 31, 2004.

Summary Compensation Table

		Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compen- sation($)	Securities Underlying Options(#)		All Other Compen- sation($)
Patrick T. Mooney, M.D. (1) Chief Executive Officer and President	2004 2003 2002	385,278 180,000 —	— — —	** ** **	400,000 200,000 —		3,000 — —	(2)

Philip C. Gevas (3) Former Chief Executive Officer and President	2004 2003 2002	395,826 200,000 200,000	— 200,000 200,000	** ** **	— — 300,000		15,210 15,210 15,210	(4) (4) (4)

William A. Hasler (5) Former Co-Chief Executive Officer	2004 2003 2002	152,500 180,000 180,000	— — —	** ** **	— — 150,000		— — —

James F. Smith (6) Senior Vice President, Chief Financial Officer and Chief Accounting Officer	2004 2003 2002	113,333 — —	— — —	** ** **	175,000 — —	(7)	— — —

Dov Michaeli (8) Senior Vice President, Former Director - Medical Science and Chief Medical Officer	2004 2003 2002	248,333 230,000 150,000	— — 60,000	** ** **	— — 75,000		— — —

Paul Broome Vice President and Medical Director for Clinical Trials and Regulatory Affairs, Europe-Asia	2004 2003 2002	210,375 181,500 135,000	— — 30,000	** ** **	— — 30,000		— — —

Frederick W. Jacobs (9) Former Chief Financial Officer	2004 2003 2002	177,680 142,708 66,150	— — —	** ** **	— — —		— — —

**	Value of perquisites and other personal benefits paid does not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for the executive officer.
(1)	Dr. Mooney became our President, Chief Executive Officer and a director in January 2004. Dr. Mooney was appointed Chairman of the Board in March 2005.
(2)	This amount constitutes the premium we paid for a life insurance policy.
(3)	In January 2004, Mr. Gevas resigned as our Chief Executive Officer and President. Mr. Gevas continued to provide services to the Company during 2004.
(4)	This amount constitutes the premium we paid for a life insurance policy.
(5)	In January 2004, Mr. Hasler resigned as our Co-Chief Executive Officer. Mr. Hasler continued to provide services to us through March 15, 2005.
(6)	Mr. Smith became our Chief Financial Officer and Chief Accounting Officer in August 2004.
(7)	Includes 25,000 options granted to Mr. Smith in connection with his appointment to the Board of Directors in January 2004.
(8)	Mr. Michaeli resigned from the Company.
(9)	Mr. Jacobs was our Chief Financial Officer until August 2004. Mr. Jacobs resigned from the Company.

Stock Option Grants and Exercises

The following table provides certain information concerning individual grants of stock options under our 1999 Incentive and Reward Plan, as amended, and our 2004 Equity Participation Plan, made during the year ended December 31, 2004 to the Named Executive Officers:

Option Grants in Last Fiscal Year

Name	Number of Securities Underlying Options Granted(#)		Percent of Total Options Granted To Employees In Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
						5%($)	10%($)
Patrick T. Mooney, M.D.	400,000	(2)	65.3%	7.80	1/29/24	1,962,151	4,972,476
Philip C. Gevas	—		—	—	—	—	—
William A. Hasler	—		—	—	—	—	—
James F. Smith	25,000	(3)	4.1%	7.80	1/29/24	122,634	310,780
	150,000	(4)	24.5%	3.30	8/17/14	311,303	788,903
Dov Michaeli	—		—	—	—	—	—
Paul Broome	—		—	—	—	—	—
Frederick W. Jacobs	—		—	—	—	—	—

(1)	Amounts for the named executive officers shown under the “Potential Realizable Value” columns have been calculated by (a) multiplying (i) the exercise price and (ii) the sum of 1 plus the adjusted stock price appreciation rate (the assumed annual appreciation rate shown, compounded annually over the term of the options), (b) subtracting the exercise price per share and (c) multiplying by the number of shares covered by the options.
(2)	Dr. Mooney was granted these options when he became our President and Chief Executive Officer. 200,000 options vest in equal installments on the first through fourth anniversaries of the grant date. 200,000 options will vest upon the earlier of 4 years or completion of certain performance targets. On April 21, 2005, the Compensation Committee determined that Dr. Mooney had met three of the four performance targets set forth in his stock option agreement and 150,000 of these options had vested.
(3)	Mr. Smith was granted 25,000 options when he was appointed to our Board of Directors. These options are fully vested.
(4)	Mr. Smith was granted 150,000 options when he became our Chief Financial Officer and Chief Accounting Officer. These options vest in equal installments on the first through fourth anniversaries of the grant date.

The following table provides information regarding the options exercised by the Named Executive Officers during the year ended December 31, 2004 and the value of options outstanding for such individuals at December 31, 2004:

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End(#)		Value of Unexercised In-The-Money Options at Fiscal Year-End($)(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Patrick T. Mooney, M.D.	—	—	50,000	550,000	28,000	84,000
Philip C. Gevas	—	—	900,000	—	360,000	—
William A. Hasler	—	—	321,000	—	180,000	—
James F. Smith	—	—	25,000	150,000	—	—
Dov Michaeli	—	—	320,000	25,000	60,000	30,000
Paul Broome	—	—	96,375	33,625	14,400	21,600
Frederick W. Jacobs	—	—	63,000	—	24,000	—

(1)	In accordance with the rules of the Commission, values are calculated by subtracting the exercise price from the fair market value of the underlying common stock. For purposes of the last column of this table, fair market value is deemed to be $3.11 per share, the closing price of the common stock on December 31, 2004, the last trading day of the fiscal year.

Employment Agreements

Patrick T. Mooney, M.D.

We have entered into an employment agreement with Dr. Mooney that currently expires on January 29, 2007. This agreement automatically renews for successive two-year terms, unless we or Dr. Mooney provide written notice to the other party at least 90 days prior to the end of the term. Under his employment agreement, Dr. Mooney is entitled to receive a minimum base salary of $400,000 and an annual bonus based on achievement of performance targets, measurements and other criteria as shall be determined by the Compensation Committee. In the event of a termination by us without cause or by Dr. Mooney for good reason, we will pay Dr. Mooney a termination payment in an amount equal to: (i) two times his base salary plus the mean bonus paid with respect to the prior three fiscal years; (ii) the sum of any accrued amounts and other accrued benefits; and (iii) the premiums payable for medical coverage for the remainder of the employment term or the renewal term. In the event of a change in control and the termination of this agreement without cause or for good reason on this basis, Dr. Mooney will receive an amount equal to: (i) two times his base salary plus the mean bonus paid with respect to the prior three fiscal years, (ii) the sum of any accrued amounts and other accrued benefits and (iii) the premiums payable for medical coverage for three years. The agreement also provides for noncompetition, nonsolicitation and nondisclosure covenants. In addition, we have entered into a retention agreement with Dr. Mooney, which provides for a retention payment of one times Dr. Mooney’s then current base salary plus bonus earned in 2004, to ensure the continued availability of his services through June 2006. The retention payment is payable in installments, 50% was payable upon execution of the agreement, 25% is payable on December 31, 2005 and the remainder is payable on June 30, 2006, and the full amount will be disgorged if Dr. Mooney is not employed through the termination of such agreement.

In addition, we have entered into a retention agreement with Dr. Mooney, which provides for a retention payment of one times Dr. Mooney’s then current base salary plus bonus earned in 2004, to ensure the continued availability of his services through June 2006. The retention payment is payable in installments, 50% was payable upon execution of the agreement, 25% is payable on December 31, 2005, and the remainder is payable on June 30, 2006, and the full amount will be disgorged if Dr. Mooney is not employed through the termination of such agreement.

James F. Smith

In August 2004, we entered into an at-will employment agreement with Mr. Smith which may be terminated by us at any time. Under his employment agreement, Mr. Smith is entitled to receive a minimum base salary of $240,000 and an annual bonus based on achievement of performance targets, measurements and other criteria as shall be determined by the Compensation Committee. In connection with his employment agreement, Mr. Smith received a grant of 150,000 stock options, with an exercise price based on the fair market value at the grant date and which vest over four years, and a signing bonus of $25,000. In the event of a change in control and the termination of this agreement by us without cause or by Mr. Smith for good reason on this basis, Mr. Smith will receive an amount equal to: (i) one and one-half times the sum of his base salary plus the mean bonus paid with respect to the prior three fiscal years; (ii) the sum of any accrued amounts and other accrued benefits; and (iii) the premiums payable for medical coverage for three years. The agreement also provides for noncompetition, nonsolicitation and nondisclosure covenants. In addition, we have entered into a retention agreement with Mr. Smith, which provides for a retention payment of one times Mr. Smith’s then current base salary plus target bonus for 2004, to ensure the continued availability of his services through June 2006. The retention payment is payable in installments, 50% was payable upon execution of the agreement, 25% is payable on December 31, 2005 and the remainder is payable on June 30, 2006, and the full amount will be disgorged if Mr. Smith is not employed through the termination of such agreement.

In addition, we have entered into a retention agreement with Mr. Smith, which provides for a retention payment of one times Mr. Smith’s then current base salary plus target bonus for 2004, to ensure the continued availability of his services through June 2006. The retention payment is payable in installments, 50% was payable upon execution of the agreement, 25% is payable on December 31, 2005, and the remainder is payable on June 30, 2006, and the full amount will be disgorged if Mr. Smith is not employed through the termination of such agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of December 31, 2005 by (i) each of our directors; (ii) each Named Executive Officer; (iii) all of our current directors and executive officers as a group; and (iv) each person known by us to be the beneficial owner of more than five percent (5%) of the shares outstanding of common stock. This table is based on information supplied to us by our executive officers, directors, and principal stockholders.

As of December 31, 2005, we had 67,056,428 shares of common stock outstanding.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent Owned(1)
Smith Barney Fundamental Value Fund(2)	11,179,548	(3)	15.4%
Heartland Advisors, Inc.(4)	6,778,873	(5)	9.9%
SF Capital Partners Ltd.(6)	6,969,350	(7)	9.9%
Smith Barney Fund Management LLC(8)	7,250,548		10.81%
3i Group Investments LP(9)	4,161,564		6.87%
VCG Venture Capital Gesellschaft mbH & Co Fonds III KG(10)	3,290,095		5.43%
Patrick T. Mooney, M.D.	420,000	(11)	*
William A. Hasler	426,000	(12)	*
James F. Smith	102,500	(13)	*
Dov Michaeli	321,900	(14)	*
Paul Broome	99,500	(15)	*
Frederick W. Jacobs	63,000	(16)	*
Robert S. Basso	171,166	(17)	*
Vincent Enright	90,000	(18)
Georges Hibon	89,000	(19)	*
David H. Sachs, M.D.	60,000	(20)	*
All directors and executive officers as a group (9 persons)	4,128,516	(21)	5.93%

*	Less than one percent.

Except as otherwise indicated, the address of each person named in this table is c/o Aphton Corporation, 8 Penn Center, 1628 JFK Boulevard, Philadelphia, PA 19103.

(1)	We have determined the number and percentage of shares beneficially owned in accordance with Rule 13d-3 of the Exchange Act and this information does not necessary indicate beneficial ownership for any other purpose. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares “voting power,” which includes the power to vote or direct the voting of the security, or “investment power,” which includes the power to dispose of or direct the disposition of the security. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In addition, in determining the number and percentage of shares beneficially owned by each person shares of our common stock subject to options, warrants or other derivative securities that are currently exercisable or are exercisable within 60 days after December 31, 2005, are deemed outstanding for the purpose of determining the total number outstanding for such person and are not deemed outstanding for such purpose for all other stockholders. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.
(2)	Smith Barney Fund Management LLC (“SB Fund Management”) is the investment adviser to Smith Barney Fundamental Value Fund Inc. (“SB Value Fund”). By reason of such relationship SB Fund Management may be deemed to share the voting and/or dispositive power over the shares. All investment personnel of SB Fund Management are employees of CAM North America LLC (“CAM North America”). By reason of such relationship, CAM North America may be deemed to share the voting and/or dispositive power over the shares. This information is based solely on information provided to us by SB Fund Management.
(3)	The number of shares beneficially owned includes 5,000,000 shares of common stock issuable upon conversion of Series A-1 Preferred Stock owned by SB Value Fund. The Series A-1 Preferred Stock is subject to conversion caps that preclude the holder from utilizing its exercise and voting rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Exchange Act) in excess of 19.9% of the common stock after giving affect to such conversion. Based on the current holdings of SB Value Fund and the number of shares of our common stock outstanding, SB Value Fund would not be impacted by the ownership cap at this time.
(4)	Heartland Value Fund is a diversified fund issued by Heartland Group Inc. (“Heartland”). Heartland Advisors, Inc. (“Heartland Advisors”) serves as investment manager of Heartland Value Fund. By reason of such relationship Heartland Advisors shares the voting and/or dispositive power over the shares. William J. Nasgovitz is the President and principal shareholder of Heartland Advisors. By reason of such relationship Mr. Nasgovitz may be deemed to share voting and/or dispositive power over the shares.

(5)	The number of shares beneficially owned includes 1,417,047 shares of common stock issuable upon conversion of Series A-1 Preferred Stock owned by Heartland Value Fund. The number of shares beneficially owned does not include an aggregate of 3,582,953 shares of common stock issuable upon conversion of Series A-1 Preferred Stock that are held by Heartland Value Fund, which are not currently convertible due to ownership caps. The Series A-1 Preferred Stock is subject to conversion caps that preclude the holder from utilizing its exercise and voting rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Exchange Act) in excess of 9.9% of the common stock after giving affect to such conversion.
(6)	Pursuant to the Schedule 13G filed on December 27, 2005, Starke Offshore Management, LLC (“Stark Offshore”) is the investment manager of SF Capital. By reason of such relationship Stark Offshore shares the voting and/or dispositive power over the shares. Michael A. Roth and Brian J. Stark are the managing members of Stark Offshore. By reason of such relationship Messrs. Roth and Stark share voting and dispositive power over the shares.
(7)	The number of shares beneficially owned includes 3,342,000 shares of common stock issuable upon conversion of Series A-1 Preferred Stock owned by SF Capital Partners Ltd. (“SF Capital”). The number of shares beneficially owned does not include an aggregate of 6,658,000 shares of common stock issuable upon conversion of Series A-1 Preferred Stock and 360,000 shares issuable upon exercise of warrants that are held by SF Capital, which are not currently convertible due to ownership caps. Both of these securities are subject to conversion caps that preclude the holder from utilizing its exercise and voting rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Exchange Act) in excess of 9.9% of the Common Stock after giving affect to such conversion/exercise.
(8)	Pursuant to the Schedule 13G filed on January 11, 2006, SB Fund Management forms part of a group with CAM North America and Salomon Brothers Asset Management Inc. (collectively, the “reporting persons”). The principal business address of the reporting persons is 399 Park Avenue, New York, NY 10022. By reason of such relationship, the reporting persons may be deemed to share the voting and/or dispositive power over the shares.
(9)	The address of 3i Group Investments LP is 91 Waterloo Road, London SE1 8XP, United Kingdom. 3i 2004 GmbH & CO. KG (“3i 2004”) is the general partner of 3i Group Investments LP. By reason of such relationship 3i 2004 may be deemed to share the voting and/or dispositive power over the shares. Robert Stein and Michael von Malinckrodt as the managing directors of 3i 2004 exercise voting and/or dispositive power over the shares.
(10)	The address of VCG Venture Capital Gesellschaft mbH & Co Fonds III KG (“VC Fonds”) is Neumarkter Straße 28, 81673 Munich, Germany. VCG Venture Capital Gesellschaft mbH (“VCG Venture”) is the general partner of VC Fonds. By reason of such relationship VCG Venture may be deemed to share the voting and/or dispositive power over the shares. Dr. Jörg Neermann and Jürgen Gerlach are the managing directors of VCG Venture. By reason of such relationship Dr. Jörg Neermann and Jürgen Gerlach share voting and/or dispositive power over the shares.
(11)	Includes 100,000 shares of restricted stock subject to vesting and certain selling restrictions and options to purchase 300,000 shares exercisable within 60 days after December 31, 2005.
(12)	Includes 10,000 shares of restricted stock subject to certain selling restrictions and options to purchase 346,000 shares exercisable within 60 days after December 31, 2005.
(13)	Includes 25,000 shares of restricted stock subject to vesting and certain selling restrictions and options to purchase 62,500 shares exercisable within 60 days after December 31, 2005.
(14)	Includes options to purchase 320,000 shares exercisable within 60 days after December 31, 2005. Mr. Michaeli is no longer employed by us and therefore, this number is based solely on the information known to us.
(15)	Consists solely of options to purchase shares exercisable within 60 days after December 31, 2005.
(16)	Consists solely of options to purchase shares exercisable within 60 days after December 31, 2005. Mr. Jacobs is no longer employed by us and therefore, this is number is based solely on the information known to us.
(17)	Includes 10,000 shares of restricted stock subject to certain selling restrictions and options to purchase 129,000 shares exercisable within 60 days after December 31, 2005.
(18)	Includes 10,000 shares of restricted stock subject to certain selling restrictions and options to purchase 50,000 shares exercisable within 60 days after December 31, 2005.
(19)	Includes 10,000 shares of restricted stock subject to certain selling restrictions and options to purchase 79,000 shares exercisable within 60 days after December 31, 2005.
(20)	Includes 10,000 shares of restricted stock subject to certain selling restrictions and options to purchase 50,000 shares exercisable within 60 days after December 31, 2005.
(21)	Includes 195,000 shares of restricted stock subject to vesting and/or certain selling restrictions and options to purchase 2,562,157 shares exercisable within 60 days after December 31, 2005.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In connection with our acquisition of all of the equity securities of Igeneon in March 2005, we assumed the obligation of Igeneon to pay Mr. Ruediger, our former Executive Vice President, Chief Operating Officer and a director, a payment of EUR 350,626 in accordance with his employment agreement with Igeneon that existed prior to the acquisition. Mr. Ruediger was, at the time of the acquisition, the Chief Executive Officer of Igeneon. Additionally, we issued 353,157 shares to a trust of which Mr. Ruediger is the beneficiary in connection with our acquisition of all of the equity securities of Igeneon in return for the cancellation of Mr. Ruediger’s options in Igeneon equity securities.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue up to 100,000,000 shares of common stock, $0.01 par value per share and 4,000,000 million shares of preferred stock, $0.001 par value per share. The following description summarizes information about our capital stock. You can obtain more information about our common stock by reviewing our certificate of incorporation and bylaws, as well as the Delaware General Corporation Law.

On January 9, 2006, our stockholders approved a proposal granting our Board of Directors the authority to effect a reverse stock split whereby every three to ten shares of our issued and outstanding common stock would automatically be converted into one share of our common stock. The exact ratio shall be determined by our Board of Directors in its sole discretion, based on what is in the best interests of Aphton and its stockholders. Fractional shares of common stock shall not be issued as a result of the reverse stock split, rather we will round up each fractional share to the next whole post-split share. Except for possible adjustments that may result from the treatment of fractional shares, each stockholder will hold the same percentage of common stock outstanding immediately following the reverse stock split as such stockholder held immediately prior to the reverse stock split. The reverse stock split will not alter the number of shares authorized nor the par value of our common stock.

The holders of the Company’s common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of shares of preferred stock, if any, then outstanding. Holders of common stock have no preemptive rights or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Certain Provisions of the Certificate of Incorporation and Bylaws

The Company’s Certificate of Incorporation contains provisions establishing a classified Board of Directors removable only for cause. Section 141 of the Delaware General Corporation Law permits a maximum of three classes of directors, with members of one class to be elected each year for a maximum term of three years. In addition, under Delaware law, a director on a classified board of directors can be removed from office during his term by stockholders only for cause. The provisions in the Certificate of Incorporation establishing a classified Board of Directors, together with other provisions in the Certificate of Incorporation and Bylaws of the Company relating to the inability of stockholders to act by written consent or call special meetings of stockholders, will, unless directors are removed for cause, have the result that at least two annual meetings of stockholders will be required for a majority of stockholders to make a change in control of the Board of Directors. Classification of the Board of Directors is also expected to contribute to the continuity and stability of leadership and policy. A significant effect of a classified Board of Directors may be to deter hostile takeover attempts because an acquiror would experience delay in replacing a majority of the directors.

Pursuant to the Company’s Certificate of Incorporation, the Board of Directors has the authority to issue up to 4,000,000 shares of Preferred Stock in one or more series and to determine the powers, preferences and rights and the qualifications, limitations or restrictions thereon, and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the Company’s stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting power and other rights of the holders of common stock. At present, there are 10,000 shares of our 0% Non-Participating Series A-1 convertible Preferred Stock outstanding.

Under Delaware law, a special meeting of stockholders may be called by the Board of Directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. The Certificate of Incorporation and the Bylaws of the Company provide that such a meeting may only be called by a majority of the Board of Directors, the Chairman of the Board of Directors or the President and do not enable stockholders to call a special meeting.

Under Delaware law, stockholders may execute an action by written consent in lieu of a stockholder meeting. Delaware law permits a corporation to eliminate such action by written consent in its charter. The Certificate of Incorporation of the Company eliminates action by written consent of stockholders.

Elimination of stockholder action by written consent may lengthen the amount of time required to take stockholder actions because certain actions by written consent are not subject to the minimum notice requirement of a stockholders’ meeting. The elimination of stockholder action by written consent may deter hostile takeover attempts because of the lengthened stockholder approval process. Without the ability to act by written consent, a holder or group of holders controlling a majority in interest of the Company’s capital stock will not be able to amend the Company’s Bylaws or remove directors pursuant to written consent. Any such holder or group of holders would have to wait until a stockholders’ meeting was held to take any such action. The Company’s Certificate of Incorporation and Bylaws do not enable stockholders to call a special meeting of stockholders as described above. Consequently, any stockholder action could only be taken at the Company’s annual meeting of stockholders. Moreover, together with the classified board provisions, the prohibitions on stockholder action by written consent and on the ability to call special meetings of stockholders make it difficult to replace the Company’s Board of Directors in fewer than two annual meetings of stockholders. The Company believes this provision, like the other provisions included in the Certificate of Incorporation and Bylaws, enhance the Board of Directors’ ability to fully consider and effectively negotiate in the context of a hostile takeover attempt.

The Company’s Bylaws provide that for director nominations or stockholder proposals to be properly brought before the meeting, the stockholder must have delivered timely and proper notice to the Secretary of the corporation. To be timely, notice must be delivered not less than 90 nor more than 120 days prior to the stockholders’ meeting; provided, that if less than 100 days’ notice or other public disclosure of the date of the meeting is given or made to stockholders, to be timely notice by the stockholders must be received no later than the close of business on the tenth day following the earlier of the day on which notice of the date of the meeting was mailed or other public disclosure was made. Additionally, to be in proper form the notice must set forth certain information including the following: a description of the proposal or nominee; identification of the stockholder proponent and shares owned; with respect to nomination for director, a description of arrangements between the nominee and the stockholder proponent as well as certain information about the nominee; and such information regarding the nominee or stockholder proposal as would be required pursuant to Regulation 14A under the Securities Exchange Act of 1934. These notice requirements help ensure that stockholders are aware of all proposals to be voted on at the meeting and have the opportunity to consider each proposal in advance of the meeting.

The Company’s Certificate of Incorporation also contains supermajority voting requirements for amendments to certain provisions of such Certificate and the Company’s Bylaws. The Certificate of Incorporation provides that the affirmative vote of eighty percent (80%) of the outstanding shares entitled to vote would be required for amendment of the following provisions of such Certificate: (i) the classified board provisions described above; (ii) the right of the directors to fill vacancies on the Board of Directors (subject to the rights of holders of any series of Preferred Stock); (iii) the elimination of the right of stockholders to call a special stockholders meeting; and (iv) the provisions requiring such a supermajority vote.

Rights Agreement

In August 2004, we implemented a rights agreement and declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock on August 31, 2004. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.001 per share (the “Series A Junior Preferred Stock”), of the Company at a price of $29.80 per one one-thousandth of a share of Series A Junior Preferred Stock (as the same may be adjusted, the “Purchase Price”). The description and terms of the Rights are set forth in a Rights Agreement dated as of August 17, 2004 (as the same may be amended from time to time, the “Rights Agreement”), between the Company and U.S. Stock Transfer Corporation, as Rights Agent (the “Rights Agent”). The Rights, evidenced by common stock certificates, are subject to anti-dilution provisions and are not exercisable, transferable or exchangeable apart from the common stock until the close of business on the earlier of (i) 10 days following a public announcement that a person (other than an Exempt Person (as defined in the Rights Agreement)) or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the shares of common stock then outstanding or (ii) 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person (other than an Exempt Person) or group of 15% or more of the shares of common stock then outstanding.

Shares of Series A Junior Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Junior Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $1 per share and (b) an amount equal to 1,000 times the dividend declared per share of common stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Series A Junior Preferred Stock will be entitled to a minimum preferential liquidation payment of $1,000 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate 1,000 times the payment made per share of common stock. Each share of Series A Junior Preferred Stock will have 1,000 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are converted or exchanged, each share of Series A Junior Preferred Stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, that number of shares of common stock having a market value of two times the Purchase Price. In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the Purchase Price.

At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right.

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on redemption of the Rights. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company prior to the time that the Rights may not be redeemed (as described above) since the Board of Directors may, at its option, at any time prior to such time as any person first becomes an Acquiring Person, redeem all but not less than all the then outstanding Rights at the Redemption Price. The Rights are designed to provide additional protection against abusive takeover tactics such as offers for all shares at less than full value or at an inappropriate time (in terms of maximizing long-term stockholder value), partial tender offers and selective open-market purchases. The Rights are intended to assure that the Company’s Board of Directors has the ability to protect stockholders and the Company if efforts are made to gain control of the Company in a manner that is not in the best interests of the Company and its stockholders.

Certain Provisions of Delaware Law

The Company is subject to Section 203 of the Delaware General Corporation Law (“Section 203”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an “interested stockholder,” unless (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Section 203 defines business combination broadly to include: mergers or sales, stock issuances, transactions that would result in disproportionate benefit to the interested stockholder and similar arrangements. In general, Section 203 defines an interested stockholder as any entity or person who, together with affiliates and associates, beneficially owns 15% or more of the outstanding voting stock of a corporation. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

THE SELLING STOCKHOLDERS

The Common Stock

On November 23, 2005, we entered into an Exchange Agreement with SF Capital Partners Ltd, Heartland Group, Inc, solely on behalf of the Heartland Value Fund, and Smith Barney Fundamental Value Fund Inc. (Nominee Name: Horizon Waves & Co.) (collectively, the “Selling Stockholders”) and exchanged our $20.0 million 2003 Senior Convertible Notes for (i) $3,000,000 in cash, (ii) 10,000 shares of our 0% Non-participating Series A-1 Convertible Preferred Stock (“Series A-1 Preferred Stock”), with an original stated value of $10,000,000, and (iii) 6,500,000 shares of our common stock, of which 1,500,000 shares will be subject to a 2 year escrow (the “Note Exchange”). The Series A-1 Preferred Stock are convertible at a conversion price of $0.50, which is subject to adjustment (a) for stock splits, reclassifications, or similar events or (b) pursuant to its anti-dilution provisions; provided, however that in no case may the conversion price, as a result of the anti-dilution provisions, be adjusted to below $0.48. The shares were issued in reliance upon the exemption from registration under Section 4(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder.

Registration Rights

In connection with the Note Exchange, we entered into a Registration Rights Agreement, dated as of November 23, 2005, in which we agreed to register for resale 27,333,333 shares of our common stock comprised of (1) the 6,500,000 shares of common stock issued in the Note Exchange, (2) the 20,000,000 shares of common stock issuable upon conversion of the shares of Series A-1 Preferred Stock issued in the Note Exchange and (3) up to 833,333 additional shares of common stock representing the maximum amount of shares of common stock that may be issued upon conversion of the Series A-1 Preferred Stock pursuant to its anti-dilution provisions, if triggered.

In addition, we have agreed to maintain the effectiveness of the registration statement, which includes this prospectus, until the earlier of:

•	the date as of which the Selling Stockholders may sell all of the shares under this registration statement without restriction pursuant to Rule 144(k) (or successor thereto) under the Securities Act;

•	the date on which the Selling Stockholders have sold all of the shares under this registration statement; or

•	the date on which our common stock is no longer registered under the Exchange Act.

Notwithstanding the foregoing, we may suspend the use of this prospectus up to two times during the effectiveness of the registration statement, not to exceed 60 days in the aggregate, during any twelve month period, if our Board of Directors has determined in good faith that offers and sales pursuant to this prospectus should not be made because of the existence of material undisclosed circumstances or developments with respect to which the disclosure that would be required in the registration statement would be premature or would not be in our best interest.

Stock Ownership of Selling Stockholders

The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of December 31, 2005 by the Selling Stockholders and their respective affiliates.

The number of shares that may actually be sold by any Selling Stockholder will be determined by that Selling Stockholder. Any Selling Stockholder may sell some, all or none of these shares. Because the offering contemplated by this prospectus is not currently being underwritten, no estimate can be given as to the number of shares of common stock that will be held by the Selling Stockholders upon termination of the offering. We do not know how long any Selling Stockholder will hold the shares before selling them and we currently have no agreements, arrangements or understandings with any Selling Stockholder regarding the sale of any of the shares.

The table assumes that each Selling Stockholder sells as many shares as it can under this prospectus. Except as described in this prospectus, none of the Selling Stockholders or their affiliates have had any material relationship with us or any of our affiliates within the past three years.

Selling Stockholder	Common Stock Beneficially Owned Prior to the Offering(1)(2)		Number of Shares of Common Stock to be Sold Under the Offering(3)		Shares of Common Stock Beneficially Owned After the Offering
					Number	Percent
SF Capital Partners Ltd.	6,969,350	(4)(5)	13,666,667	(6)	737,250	*
Heartland Group, Inc. solely on behalf of Heartland Value Fund	6,778,873	(7)(8)(9)	6,833,333	(10)	3,736,826	5.2%
Smith Barney Fundamental Value Fund Inc.	11,179,548	(11)(12)	6,833,333	(10)	4,554,548	6.3%

Total	24,927,771		27,333,333

*	Less than one percent

(1)	We have determined the number and percentage of shares beneficially owned in accordance with Rule 13d-3 of the Exchange Act and this information does not necessarily indicate beneficial ownership for any other purpose. In determining the number of shares beneficially owned by each of the Selling Stockholders and the percentage ownership of the Selling Stockholders, we included any shares as to which each Selling Stockholder has sole or shared voting power or investment power. In addition, in determining the number and percentage of shares beneficially owned by such persons, shares of our common stock subject to options, warrants or other derivative securities held by that Selling Stockholder that are currently exercisable or exercisable within 60 days after December 31, 2005 are deemed outstanding for purpose of determining the number and percentage beneficially owned by such person and are not deemed outstanding for such purpose for each other Selling Stockholder. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest
(2)	The number of shares beneficially owned does not include shares issuable upon conversion and/or exercise of securities that are subject to conversion caps that preclude the holder from utilizing its exercise and voting rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Exchange Act) in excess of 9.9% of the Common Stock after giving affect to such conversion/exercise, in the case of SF Capital and Heartland Value Fund, and 19.9% in the case of Smith Barney Fundamental Value Fund Inc.
(3)	For each Selling Stockholder, this number consists of its pro-rata portion of the 6,500,000 shares of our common stock issued upon the closing of the Note Exchange, its pro-rata portion of the maximum of the 20,000,000 shares of our common stock issuable upon the conversion of the Series A-1 Preferred Stock and its pro-rata portion of the additional 833,333 shares, representing the maximum number of additional shares of common stock that may be issued upon conversion of the Series A-1 Preferred Stock pursuant to its anti-dilution provisions, if triggered. The ability of each Selling Stockholder to convert its Series A-1 Preferred Stock to common stock, and consequently to sell such share of common stock, is subject to the ownership caps described in Note 2 above.
(4)	Pursuant to the Schedule 13G filed on December 27, 2005, Stark Offshore is the investment manager of SF Capital. By reason of such relationship Stark Offshore shares the voting and/or dispositive power over the shares. Michael A. Roth and Brian J. Stark are the managing members of Stark Offshore. By reason of such relationship Messrs. Roth and Stark share voting and dispositive power over the shares.
(5)	The number of shares beneficially owned includes 3,342,000 shares of common stock issuable upon conversion of Series A-1 Preferred Stock owned by SF Capital. The number of shares beneficially owned does not include an aggregate of 6,658,000 shares of common stock issuable upon conversion of Series A-1 Preferred Stock and 360,000 shares issuable upon exercise of warrants that are held by SF Capital, which are not currently convertible due to ownership caps. Both of these securities are subject to conversion caps that preclude the holder from utilizing its exercise and voting rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Exchange Act) in excess of 9.9% of the Common Stock after giving affect to such conversion/exercise.
(6)	Includes 416,667 shares of our common stock that may be issued upon conversion of the Series A-1 Preferred Stock pursuant to its anti-dilution provisions, if triggered.
(7)	Heartland Value Fund is a diversified fund issued by Heartland. Heartland Advisors serves as investment manager of Heartland Value Fund. By reason of such relationship Heartland Advisors shares the voting and/or dispositive power over the shares. William J. Nasgovitz is the President and principal shareholder of Heartland Advisors. By reason of such relationship Mr. Nasgovitz may be deemed to share voting and/or dispositive power over the shares.

(8)	The number of shares beneficially owned includes 1,417,047 shares of common stock issuable upon conversion of Series A-1 Preferred Stock owned by Heartland Value Fund. The number of shares beneficially owned does not include an aggregate of 3,582,953 shares of common stock issuable upon conversion of Series A-1 Preferred Stock that are held by Heartland Value Fund, which are not currently convertible due to ownership caps. The Series A-1 Preferred Stock is subject to conversion caps that preclude the holder from utilizing its exercise and voting rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Exchange Act) in excess of 9.9% of the Common Stock after giving affect to such conversion.
(9)	The number of shares includes 2,253,055 beneficially owned by other accounts that are managed by Heartland Advisors on a discretionary basis. The Heartland Value Fund and Heartland expressly disclaim any beneficial ownership of such shares.
(10)	Includes 208,333 shares of our common stock that may be issued upon conversion of the Series A-1 Preferred Stock pursuant to its anti-dilution provisions, if triggered.
(11)	SB Fund Management is the investment adviser to SB Value Fund. By reason of such relationship SB Fund Management may be deemed to share the voting and/or dispositive power over the shares. All investment personnel of SB Fund Management are employees of CAM North America. By reason of such relationship, CAM North America may be deemed to share the voting and/or dispositive power over the shares. This information is based solely on information provided to us by SB Fund Management.
(12)	The number of shares beneficially owned includes 5,000,000 shares of common stock issuable upon conversion of Series A-1 Preferred Stock owned by SB Value Fund. The Series A-1 Preferred Stock is subject to conversion caps that preclude the holder from utilizing its exercise and voting rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Exchange Act) in excess of 19.9% of the Common Stock after giving affect to such conversion. Based on the current holdings of SB Value Fund and the number of shares of our common stock outstanding, SB Value Fund would not be impacted by the ownership cap at this time.

PLAN OF DISTRIBUTION

We are registering 27,333,333 shares of our common stock, comprised of (1) the 6,500,000 shares of common stock issued in the Note Exchange, (2) the 20,000,000 shares of common stock issuable upon conversion of the shares of Series A-1 Preferred Stock issued in the Note Exchange and (3) up to 833,333 shares of common stock representing the maximum amount of additional shares of common stock that may be issued upon conversion of the Series A-1 Preferred Stock pursuant to its anti-dilution provisions, if triggered, to permit the resale of these shares of common stock by the Selling Stockholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by any Selling Stockholder of the shares of common stock.

The Selling Stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market, quotation service or trading facility on which the shares are traded or in private transactions directly or indirectly through one or more underwriters, broker-dealers or agents. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

•	Ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•	Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	Purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	An exchange distribution in accordance with the rules of the applicable exchange;

•	Privately negotiated transactions;

•	To cover short sales made after the date that this registration statement is declared effective by the Commission;

•	Broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	A combination of any such methods of sale; and

•	Any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act rather than under this prospectus provided that they meet the criteria and conform to the requirements of Rule 144.

Broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if a broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. In connection with sales of the common stock or otherwise, a Selling Stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. A Selling Stockholder may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon the Company being notified in writing by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the Company being notified in writing by a Selling Stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The Selling Stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

        Any broker-dealers or agents that are involved in selling the shares are “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them are deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities will be paid by the Selling Stockholder and/or the purchasers. None of the Selling Stockholders are registered broker dealers. However each is an affiliate of a broker dealer. Each Selling Stockholder has represented and warranted to the Company that it acquired the securities subject to this registration statement in the ordinary course of such Selling Stockholder’s business and, at the time of its purchase of such securities such Selling Stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities. The Selling Stockholders may be deemed to be “underwriters within the meaning of the Securities Act in connection with the sale of its shares. Any person deemed to be an underwriter will be subject to the prospectus delivery requirements of the Securities Act.

The Company has advised each Selling Stockholder that it may not use shares registered on this registration statement to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the Commission. If a Selling Stockholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The Selling Stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Stockholders in connection with resales of their respective shares under this registration statement, which may limit the timing of purchases and sales of any of the shares of common stock by the Selling Stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the Registration Rights Agreement, estimated to be $45,965 in total, including, without limitation, Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the Selling Stockholders will pay, on a pro rata basis based on the number of securities registered, all applicable underwriting discounts and selling commissions, if any. We will indemnify each Selling Stockholder against liabilities, including some liabilities under the Securities Act, in accordance with the Registration Rights Agreement, or each Selling Stockholder will be entitled to contribution. We may be indemnified by each Selling Stockholder, severally and not jointly, against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by that Selling Stockholder specifically for use in this prospectus, in accordance with the Registration Rights Agreement, or we may be entitled to contribution. Each Selling Stockholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares of our common stock against civil liabilities, including liabilities under the Securities Act.

There can be no assurance that any Selling Stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement which includes this prospectus. Once sold under the registration statement which includes this prospectus, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

Certain legal matters relating to the offering will be passed upon for us by Akerman Senterfitt, Miami, Florida.

EXPERTS

The consolidated financial statements of Aphton Corporation as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Igeneon Krebs-Immuntherapie Forschungs- und Entwicklungs AG as of December 31, 2004 and 2003, and for the years then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the Commission. You may read and copy these reports and other information at the Public Reference Room maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. In addition, you may read our Commission filings over the Internet at the Commission’s website at http://www.sec.gov. Our Commission filings are also available via our website at http://www.aphton.com. We do not intend the information on our website to constitute part of this prospectus and registration statement.

APHTON CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Aphton Corporation

We have audited the accompanying balance sheets of Aphton Corporation as of December 31, 2004 and 2003 and the related statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aphton Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Certified Public Accountants

Ft. Lauderdale, Florida

March 11, 2005

APHTON CORPORATION

Balance Sheets

	December 31, 2004	December 31, 2003
Assets
Current Assets:
Cash and current investments:
Cash and cash equivalents	$29,999,497	$18,378,988
Short-term investments available for sale	12,314,992	—
Investment securities-trading	1,099,585	836,587

Total cash and current investments	43,414,074	19,215,575
Other assets (including current portion of unconditional supply commitment)	556,165	517,627

Total current assets	43,970,239	19,733,202
Equipment and improvements, at cost, net of accumulated depreciation and amortization	780,307	158,534
Deferred acquisition costs	659,488	—
Deferred financing costs, net of accumulated amortization of $45,085 and $8,990 as of December 31, 2004 and 2003, respectively	519,915	556,010
Unconditional supply commitment	6,704,678	6,797,900

Total assets	$52,634,627	$27,245,646

Liabilities and Stockholders’ Equity (Deficit)
Liabilities:
Current liabilities:
Trade accounts payable	$3,941,760	$1,604,435
Due to related party	3,255,435	3,234,000
Accrued liabilities	1,835,006	1,114,464
Accrued interest payable	630,000	630,000

Total current liabilities	9,662,201	6,582,899
Note payable and deferred rent	137,247	—
Convertible debentures, net of discount of $11,154,978 and $12,261,508 as of December 31, 2004 and 2003, respectively	11,845,022	10,738,492
Deferred revenue	10,000,000	10,000,000

Total liabilities	31,644,470	27,321,391

Commitments
Stockholders’ Equity:
Preferred stock, $0.001 par value - Authorized: 4,000,000 shares; Issued and outstanding: none	—	—
Common stock, $0.001 par value - Authorized: 60,000,000 shares; Issued and outstanding: 37,798,586 shares at December 31, 2004 and 29,217,257 shares at December 31, 2003	37,799	29,217
Additional paid in capital	216,320,552	166,501,394
Purchase warrants	298,900	298,900
Accumulated deficit	(195,667,094)	(166,905,256)

Total stockholders’ equity (deficit)	20,990,157	(75,745)

Total liabilities and stockholders’ equity (deficit)	$52,634,627	$27,245,646

The accompanying notes are an integral part of the financial statements.

APHTON CORPORATION

Statements of Operations

for the years ended December 31, 2004, 2003 and 2002

	December 31, 2004	December 31, 2003	December 31, 2002
Revenue:	$—	$—	$—

Costs and Expenses:
General and administrative	5,569,928	2,767,456	2,269,652
Research and development	21,147,034	21,878,276	37,682,329

Total costs and expenses	26,716,962	24,645,732	39,951,981

Loss from operations	26,716,962	24,645,732	39,951,981

Other Income (expense):
Interest expense including amortized discount	(2,675,709)	(1,851,240)	—
Dividend and interest income	587,535	77,732	114,539
Unrealized gain (losses) from investments	43,298	119,374	(152,559)

Net loss	$(28,761,838)	$(26,299,866)	$(39,990,001)

Per share data
Basic and diluted loss per common share	$(0.79)	$(1.02)	$(1.93)

Weighted average number of common shares outstanding	36,285,202	25,790,506	20,747,948

The accompanying notes are an integral part of the financial statements.

APHTON CORPORATION

Statements of Stockholders’ Equity (Deficit)

for the years ended December 31, 2004, 2003 and 2002

	Common Shares	Stock Amount	Additional Paid in Capital	Purchase Warrants	Accumulated Deficit	Total
Balance, January 1, 2002	17,386,996	$17,387	$93,566,314	$298,900	$(100,615,389)	$(6,732,788)
Exercise of stock options	80,000	80	19,920	—	—	20,000
Sale of stock, net	6,734,643	6,735	35,370,418	—	—	35,377,153
Net loss	—	—	—	—	(39,990,001)	(39,990,001)

Balance, December 31, 2002	24,201,639	24,202	128,956,652	298,900	(140,605,390)	(11,325,636)
Sale and exercise of purchase warrants	510,000	510	1,434,351	—	—	1,434,861
Sale of stock, net	4,419,999	4,420	22,641,968	—	—	22,646,388
Issuance of stock for interest payment	85,619	85	524,915	—	—	525,000
Discount on convertible debentures	—	—	12,943,508	—	—	12,943,508
Net loss	—	—	—	—	(26,299,866)	(26,299,866)

Balance, December 31, 2003	29,217,257	29,217	166,501,394	298,900	(166,905,256)	(75,745)

Sale and exercise of stock options	6,200	7	11,833	—	—	11,840
Sale and exercise of purchase warrants	246,223	246	(246)	—	—	—
Sale of stock, net	8,050,000	8,050	48,607,850	—	—	48,615,900
Issuance of stock for interest payment	278,906	279	1,199,721	—	—	1,200,000
Net loss	—	—	—	—	(28,761,838)	(28,761,838)

Balance, December 31, 2004	37,798,586	$37,799	$216,320,552	$298,900	$(195,667,094)	$20,990,157

The accompanying notes are an integral part of the financial statements.

APHTON CORPORATION

Statements of Cash Flows

for the years ended December 31, 2004, 2003 and 2002

	December 31, 2004	December 31, 2003	December 31, 2002
Cash flows from operating activities:
Cash paid to suppliers and employees	$(23,731,660)	$(33,183,380)	$(35,798,620)
Sale of trading securities	—	240,000	245,764
Purchase of trading securities	(219,701)	(208,118)	—
Gains (losses) from trading securities	43,298	119,374	(152,559)
Interest and dividends received	587,535	77,732	114,539

Net cash used in operating activities	(23,320,528)	(32,954,392)	(35,590,876)

Cash flows from investing activities:
Purchases of available for sale investments	(12,314,992)	—	—
Proceeds from maturity of held to maturity securities	—	—	1,999,006
Deferred acquisition costs	(659,488)	—	—
Capital expenditures	(712,223)	(7,051)	(157,818)

Net cash (used in) provided by investing activities	(13,686,703)	(7,051)	1,841,188

Cash flows from financing activities:
Proceeds from convertible debentures	—	20,000,000	3,000,000
Deferred finance charges related to convertible debentures	—	(565,000)	—
Proceeds from sales of common stock and warrants	48,627,740	24,081,249	35,397,153

Cash received from financing activities	48,627,740	43,516,249	38,397,153

Net increase in cash and cash investments	11,620,509	10,554,806	4,647,465
Cash and cash equivalents:
Beginning of period	18,378,988	7,824,182	3,176,717

End of period	$29,999,497	$18,378,988	$7,824,182

Reconciliation of net loss to net cash used in operating activities
Net loss	$(28,761,838)	$(26,299,866)	$(39,990,001)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash stock issued for interest payment	1,200,000	525,000	—
Depreciation and amortization	90,450	93,580	101,352
Amortization of deferred financing costs	36,095	8,990	—
Amortization of discount on convertible debentures	1,106,530	682,000	—
Unrealized (gains) losses from investments	(43,298)	(119,374)	152,559
Non-cash employee research and development (credit) expense	43,298	119,374	(152,559)
Changes in - Investment securities - trading	(262,999)	31,882	398,322
Other assets	(38,537)	(142,888)	220,650
Unconditional supply commitment	93,222	—	77,615
Accounts payable and other	3,079,302	(8,472,090)	3,751,186
Note payable and deferred rent	137,247	—	—
Interest payable	—	619,000	—

Net cash used in operating activities	$(23,320,528)	$(32,954,392)	$(35,440,876)

The accompanying notes are an integral part of the financial statements.

1. Organization and Operations

Aphton Corporation (“Aphton” or “the Company”) is a biopharmaceutical company focused on the development and commercialization of pharmaceutical products for the treatment of cancer and gastrointestinal disease. Aphton’s research and development efforts are based on its proprietary active immunization and monoclonal antibody technologies. Aphton’s technologies are based on key discoveries made by it as well as its deep understanding of the central role of gastrin, a naturally occurring hormone, and gastrin receptors. It is well documented in scientific literature that gastrin and gastrin receptors are critical to the onset, development, growth and spread of adenocarcinomas of the gastrointestinal system, including those found in the stomach, pancreas, esophagus, liver and throughout the colon and rectum.

Aphton’s lead product candidate is an immunotherapeutic called Insegia™(G17DT). Aphton has completed two Phase III clinical trials for the treatment of pancreatic cancer with Insegia. Aphton also recently completed testing of Insegia in one Phase II clinical trial for the treatment of gastric cancer and one Phase II clinical trial for the treatment of colorectal cancer. On October 30, 2003, Aphton announced positive results from its Phase III randomized, double-blinded, placebo-controlled clinical trial of Insegia as monotherapy in patients with pancreatic cancer. Treatment with Insegia resulted in a median survival of 151 days, compared with 83 days for patients treated with placebo. On February 15, 2005, Aphton announced the preliminary results from its Phase III randomized, double-blinded clinical trial of Insegia in combination with chemotherapy, versus chemotherapy plus placebo in patients with pancreatic cancer. Treatment with Insegia did not meet its primary efficacy endpoint of a statistically significant improvement in overall survival in patients with pancreatic cancer, however, approximately 70% of the patients who received Insegia achieved an antibody response. Those patients who made an antibody response with Insegia demonstrated prolonged survival over the approximately 30% of patients treated in the control arm with chemotherapy alone, as well as over patients who did not achieve an antibody response. The adverse event profile in this study showed no significant differences between study arms and was similar to the observed events in previous clinical trials. By comparison, currently approved drugs for the treatment of gastric, pancreatic and colorectal cancers have significant side effects. Aphton believes that its human data and the safety profile of Insegia support the broad applicability and corresponding commercial potential for this therapy in gastrointestinal cancer.

2. Summary of Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (U.S.) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, however, management believes such differences are unlikely to be significant.

Research and Development Expenses

Research and development costs are expensed as incurred. These costs include external and internal research and development costs, the salaries of dedicated personnel, the allocated salaries of personnel who also perform general and administrative tasks, the costs of the dedicated research and development facilities and the costs of contracted researchers. There is no allocation of administrative expense or corporate costs to research and development costs.

General and Administrative Expenses

General and administrative expenses represent expenses not clearly related to research and development expense. A significant portion of these expenses are related to intellectual property/patent legal costs and salaries, which are typically excluded from research and development according to Statement of Financial Accounting Standards (SFAS) No. 2 “Accounting for Research and Development Costs.”

Cash Equivalents

The Company considers all highly liquid debt instruments, including short-term cash investments with initial or remaining maturity from date of purchase of three months or less, to be cash equivalents.

Equipment and Improvements

Equipment and improvements are depreciated on a straight-line method over the estimated economic lives (three to seven years) of the assets beginning in the last quarter of 2004. In prior periods equipment and improvements were depreciated using accelerated methods. This change did not have a significant impact on the financial statements. Improvements are amortized over the term of the lease, or the life of the asset, whichever is shorter, using the straight-line method.

Impairment of the Unconditional Supply Commitment

As discussed in Note 3, the Company has the unconditional right to receive supplies originally aggregating $9 million from sanofi-aventis. The Company’s policy is to review the current market prices of available supplies, if any, to assure that they remain above the stated sanofi-aventis contract price of the materials and that the right to receive the supplies remains unimpaired. Sanofi-aventis is one of the largest pharmaceutical vaccine manufacturers in the world. The Company monitors the financial performance of sanofi-aventis to assure that they will continue to be able to perform under the contract, wherein the special order supplies are to be provided from supplies manufactured by sanofi-aventis in large quantities and sold to many customers, including the U.S. Government, as part of sanofi-aventis basic franchise (business). The contract allows for inflation based increases in the per unit costs of the supplies which the Company and sanofi-aventis believe are sufficient to assure that there will be no future financial hardship incurred by sanofi-aventis in the execution of the agreement.

Deferred Acquisition Costs

Costs consisting primarily of professional fees (legal, accounting and investment banking) associated with the pending acquisition of Igeneon have been deferred as of December 31, 2004.

Income Taxes

The Company accounts for income taxes pursuant to SFAS No. 109, “Accounting for Income Taxes,” which requires an asset and liability approach in accounting for income taxes. Under this method, the amount of deferred tax asset or liability is calculated by applying the provisions of enacted tax laws to the differences in the bases of assets and liabilities for financial and income tax purposes. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Per Share Data

The Company complies with SFAS No. 128, “Earnings per Share,” which specifies the computation, presentation and disclosure requirements for earnings per share. The Company’s basic loss per common share was calculated by dividing net loss by the weighted average number of common shares outstanding. The Company’s potential common shares are anti-dilutive, and accordingly, basic and diluted loss per share are the same. Such potential common shares consist of stock options and purchase warrants (See Note 8) and could potentially dilute basic earnings per share in the future.

Financial Instruments

The carrying amounts of financial instruments including cash equivalents, short-term investments, and accounts payable approximated fair value as of December 31, 2004 and December 31, 2003, because of the relatively short-term maturity of these instruments. Total convertible debentures were $11.8 million as of December 31, 2004 and $10.7 million as of December 31, 2003. The fair value of convertible debentures at December 31, 2004 and 2003 is approximately $12.1 million and $14.2 million, respectively, based on current market terms. Information regarding convertible debentures is included in Note 6.

Short-Term Investments Available for Sale

Investments as available for sale are carried at market value and any unrealized gain or loss, net of income taxes, is reported in accumulated other comprehensive income as a separate component of stockholders’ equity. Gains and losses realized on the sales of investment securities are determined using the specific identification method.

Investment Securities

Investment securities consist principally of debt securities issued by the U.S. Treasury and other U.S. Government agencies and corporations and investment in other securities, including mutual funds.

Investment securities are classified into three categories and accounted for as follows: (1) Held-to-maturity securities are debt securities that the Company has the positive intent and ability to hold to maturity. These securities are reported at amortized cost. (2) Trading securities are securities which are bought and held principally for the purpose of selling them in the near term. These securities are reported at fair value, with unrealized gains and losses included in current earnings. (3) Available-for-sale securities are debt and equity securities not classified as either held-to-maturity or trading securities. The Company did not have held-to-maturity securities at December 31, 2004 and 2003.

Concentrations of Credit Risk

The Company’s cash and cash equivalents are held in several financial institutions and consist principally of insured money market accounts and cash management accounts that are collateralized by or invested in U.S. Government and U.S. Government agency securities. The Company also invests in short-term securities that are readily available for sale.

Comprehensive Income

The Company complies with SFAS No. 130, “Reporting Comprehensive Income,” which established standards for reporting comprehensive income (defined to include net income, unrealized gains and losses on available-for-sale investment securities, foreign currency adjustments and certain other items not included in the income statement). The Company does not have elements of other comprehensive income other than net loss and unrealized gains and losses on available-for-sale investment securities. The amount of unrealized gain or loss at December 31, 2004 is immaterial.

Stock Based Compensation

SFAS No. 148, “Accounting for Stock-Based Compensation” allows either adoption of a fair value based method of accounting for employee stock options and similar equity instruments or continuation of the measurement of compensation cost relating to such plans using the intrinsic value method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. The Company has elected to use the intrinsic value method.

Pro forma information is required by SFAS No. 148 and has been determined as if the Company had accounted for its stock-based compensation plans under the fair value method. The fair value of each option grant was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2004, 2003 and 2002, respectively: risk-free interest rates of 3.0%, 3.0% and 6.0%; dividend yield of 0% for all years; expected volatility factor of 100% for all years; and expected weighted average life of 19.5 years, 19.3 years and 18.75 years. The weighted average fair value of options granted during 2004, 2003 and 2002 was $6.45, $2.95, and $1.88, respectively.

The Company’s pro forma information follows for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Net loss as reported	$(28,762)	$(26,300)	$(39,990)
Total stock-based compensation – determined under fair value based method for all awards	2,035	2,056	1,814
Pro forma net loss	$(30,797)	$(28,356)	$(41,804)
Net loss per share basic and diluted – as reported	$(0.79)	$(1.02)	$(1.93)
Net loss per share basic and diluted – pro forma	$(0.85)	$(1.10)	$(2.01)

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard requires a public entity to measure the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This eliminates the exception to account for such awards using the intrinsic method previously allowable under APB Opinion No. 25. SFAS No. 123(R) will be effective for interim or annual reporting periods beginning on or after June 15, 2005. The Company currently accounts for such awards using the intrinsic method previously allowable under APB Opinion No. 25. Although, the Company has not yet completed its analysis of the impact of adopting SFAS No. 123(R), it believes the impact likely to be material to its financial statements.

3. License and Co-Promotion Agreements

On February 14, 1997 Aphton signed an agreement with Pasteur Merieux Connaught (Rhone-Poulenc Group) which is now known as sanofi-aventis, a leader in medical science and research and one of the world’s largest vaccine manufacturers and marketers, for a strategic alliance for all human cancer applications of the Company’s anti-gastrin immunogen product including stomach, colorectal, liver and pancreatic cancers. Under the terms of the 20-year license and co-promotion agreement, Aphton will be responsible for product development, clinical trials and regulatory agency approvals, and sanofi-aventis will be responsible for promotion, advertising, marketing, distribution and sales of the anti-gastrin immunogen product in the United States, Canada, Europe (including the C.I.S. countries) and Mexico. In addition, Aphton and sanofi-aventis entered into agreements providing for: (a) the supply of Insegia from Aphton to sanofi-aventis; and (b) the supply of certain components of Insegia (as well as other Aphton products) from sanofi-aventis to Aphton. sanofi-aventis will fund the costs associated with product introduction, promotion, advertising and marketing throughout the territory covered by the agreement. Under the terms of the strategic alliance, in addition to upfront consideration aggregating $10 million, including $1 million cash and the supply commitment (of material suitable for human use) of $9 million, Aphton will receive the majority of the profits from sales of Insegia with the balance of profits to be retained by sanofi-aventis.

The supply commitment of materials suitable for human use consists of Diphtheria Toxoid and/or Tetanus Toxoid. Aphton may use some or all of the unconditional supply commitment in the product under development with sanofi-aventis or Aphton may use some or all of the supply commitment on other current product lines or on research and development. The supply commitment of material suitable for human use is not readily obtained on the open market in such large quantities. By comparison to lower quality material available in smaller quantities management estimates that the market value of the supplies is substantially greater than the carrying value of $9 million, if they could be obtained. The carrying value of the supplies is based on the negotiated License Fee. The amount of material to be received is based on negotiated per unit costs, which are well below the per unit costs of lower quality materials available in smaller quantities.

The $10 million upfront consideration has been classified as a license payment and has been deferred and will be recognized for financial statement (accounting) purposes as revenue within the twenty-year period of the strategic alliance. The revenue recognition will begin once regulatory agency approval to market Insegia has been received and will be recognized ratably over the remaining period of the strategic alliance, which ends February 13, 2017. The Company does not speculate on the timing of regulatory approvals.

Under the agreement, sanofi-aventis shall have the right to terminate upon one hundred eighty (180) days prior notice to Aphton, in the event that it determines, following completion of Phase III clinical trials of the gastrointestinal cancer product (and receipt by sanofi-aventis of the results and supporting data obtained in such trials), that for safety and efficacy reasons it does not wish to co-promote, market or sell Insegia. In addition, either party may terminate the agreement by (a) mutual agreement, (b) for uncured material breach and (c) due to liquidation, insolvency, etc. Further, under the agreement, none of the aggregate $10 million consideration, either the cash or the Company’s rights to the full $9 million in unconditional supply commitment, is refundable to sanofi-aventis under any conditions. There is no provision under the agreement for the unconditional supply commitment to be satisfied by sanofi-aventis with a cash payment. (The $10 million license payment was recognized for tax purposes in the year ended April 30, 1997.)

On June 22, 2004, Aphton entered into a Collaboration and License Agreement with Daiichi Pure Chemicals Co., Ltd. for the development, manufacturing and commercialization of gastrin-related diagnostic kits. Under the agreement, Daiichi will develop diagnostic kits based on assays and monoclonal antibodies developed by Aphton. Under the terms of the agreement, Daiichi will have exclusive worldwide manufacturing and supply rights and will commercialize the kits by itself or with specialized distributors in Asia. Aphton will have the rights to commercialize the kits by itself or with specialized distributors, outside of Asia. In the event Aphton and Daiichi develop and manufacture diagnostic kits for commercialization, the parties will enter into a supply agreement, which will contain the terms by which Daiichi will supply the diagnostic kits to Aphton. The prices Aphton will pay for the kits will be determined by the Joint Steering Committee established by the parties and will be set forth in the applicable supply agreement. In addition, Daiichi will be required to pay a royalty of 10% of net sales for kits it sells in Asia.

The agreement may be terminated by mutual agreement or by either party upon thirty (30) days’ prior written notice, upon an uncured material breach or upon the bankruptcy or insolvency of the other party. Unless earlier terminated, the agreement shall remain in effect until (i) Aphton and Daiichi decide that they will not enter into a supply agreement or (ii) a date set by the Joint Steering Committee.

4. Equipment and Improvements

At December 31, 2004 and 2003, equipment and improvements consisted of the following:

	December 31, 2004	December 31, 2003
Laboratory equipment	$828,585	$682,693
Leasehold improvements	582,879	398,232
Office and laboratory furniture and fixtures	642,999	261,315

	2,054,463	1,342,240
Less accumulated depreciation and amortization	(1,274,156)	(1,183,706)

	$780,307	$158,534

5. Accrued Liabilities

At December 31, 2004 and 2003, accrued liabilities were composed of:

	December 31, 2004	December 31, 2003
Accrued wages payable (see Note 7)	$1,099,586	$836,587
Employee benefits payable	735,420	277,877

	$1,835,006	$1,114,464

6. Convertible Debentures

Convertible debentures are comprised of the following at December 31, 2004 and 2003:

	December 31, 2004	December 31, 2003
Outstanding principal	$23,000,000	$23,000,000
Less: discounts	(11,154,978)	(12,261,508)

	$11,845,022	$10,738,492

As of December 31, 2004 and 2003, we had outstanding $23.0 million in convertible notes up from $3.0 million as of December 31, 2002. Of the outstanding $23 million of convertible debentures at December 31, 2004 and 2003, $3.0 million relates to our Series A Convertible Debenture, which was also the amount outstanding at December 31, 2002. Our Series A Convertible Debenture is a convertible, redeemable, five-year note that matures on December 19, 2007. The Series A Convertible Debenture bears interest at a rate of 11.0% per annum, payable annually. The Series A Convertible Debenture is convertible at the holder’s option at a conversion price equal to the average closing price of our common stock, as defined in the Series A Convertible Debenture, at the time of conversion. The Series A Convertible Debenture contains provisions that place a cap on the number of shares of our common stock issuable upon its conversion, such that the holder thereof shall not have the right to convert any portion of the Series A Convertible Debenture to the extent that after giving effect to such conversion the holder would beneficially own more than 19.99% of the number of shares of our common stock outstanding immediately prior to such conversion.

The remaining $20.0 million in convertible notes were issued in two tranches to accredited investors during the six months ended June 30, 2003. On March 31, 2003, we entered into an agreement for the private placement sale of redeemable, 5-year, interest-bearing senior convertible notes (which are referred to as the 2003 senior convertible notes) and warrants to three institutional investors, including a substantial participation by two existing investors in Aphton. On April 4, 2003, Aphton issued $15.0 million of the 2003 senior convertible notes and 5-year warrants to purchase an aggregate total of 1,080,000 shares of our common stock to various accredited investors. Aphton received net proceeds of $14.6 million, after a 1% finder’s fee and legal expenses from this first tranche. On June 12, 2003, Aphton issued an additional $5.0 million of the 2003 senior convertible notes and a 5-year warrant to purchase an aggregate total of 360,000 shares of Aphton’s common stock to an accredited investor. The second tranche has an excess beneficial conversion amount. Aphton received net proceeds of $4.8 million, after a 3% finder’s fee and legal expenses relating to the second tranche. The calculation of the beneficial conversion for the second tranche is approximately $4.7 million greater than the face amount of the note after attributing value to the detachable warrants. The 2003 senior convertible notes mature on March 31, 2008. The 2003 senior convertible notes bear interest at a rate of 6.0% per annum, payable quarterly in cash or shares of our common stock, at our option. The resale by the accredited investors of the shares issuable upon conversion of the 2003 senior convertible notes and exercise of the warrants is registered under two registration statements on Form S-3 that we filed with the Securities and Exchange Commission.

The 2003 senior convertible notes are convertible at a fixed price of $2.50 per share, unless otherwise adjusted prior to conversion pursuant to the price adjustment provisions set forth therein. The conversion price of the 2003 senior convertible notes will be lowered in the event of a sale by us of our common stock or securities convertible into our common stock at a per share offering price less than the conversion price of the 2003 senior convertible notes in effect immediately prior to such sale. The warrants are exercisable into shares of our common stock at $2.70 per share, unless otherwise adjusted prior to exercise pursuant to the price adjustment provisions that are substantially similar to those set forth in the 2003 senior convertible notes. The 2003 senior convertible notes and the warrants contain provisions that place a cap on the numbers of shares of our common stock issuable upon their conversion or exercise, such that the holders thereof shall not have the right to convert any portion of the notes to the extent that after giving effect to such conversion the holders would beneficially own more than 19.99% or 4.99%, as the case may be for the respective holder, of the number of shares of our common stock outstanding immediately prior to such conversion or exercise. We have the right and obligation to redeem the 2003 senior convertible notes under certain conditions at any time after the third year from the issuance date. During 2004 and 2003, $1,200,000 and $525,000 of interest payments, respectively, were satisfied by the issuance of common stock.

The Company recorded a discount to the 2003 senior convertible notes, and a corresponding entry to additional paid in capital, in accordance with APB No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, EITF No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios and EITF No. 00-27,

“Application of Issue No. 98-5 to Certain Convertible Instruments.” There was an initial discount calculated against the value of the 2003 senior convertible notes of $12.9 million, comprised of the beneficial conversion feature of $8.3 million and the relative fair value of the detachable warrants of $4.6 million on the notes. The beneficial conversion feature (BCF) represents the non-detachable conversion feature that is in-the-money at the commitment date and is valued by allocating a portion of the proceeds from the issuance of the 2003 senior convertible notes equal to the intrinsic value of that feature to additional paid-in-capital with the value limited to the amount of the proceeds allocated to the convertible instrument limited to the face value of the notes. The aggregate discount relating to the warrants and BCF will be amortized to interest expense using the effective interest rate method over the life of the notes. The unamortized discount as of December 31, 2004 and 2003 is $11.2 and $12.3 million, respectively, which is offset against the $23.0 million and is shown as $11.8 and $10.7 million of convertible debentures in the accompanying financial statements. The Company incurred costs of approximately $565,000 in connection with the 2003 senior convertible notes issued in April and June 2003 which primarily consisted of the finder’s fees and legal and accounting expenses. These costs will be amortized to interest expense over the life of the 2003 senior convertible notes using the effective interest rate method. Through December 31, 2004 and 2003, we recognized approximately $36,000 and $9,000, respectively, as interest expense from the amortization of these debt issuance costs.

7. Investment Securities

Securities classified as trading at December 31, 2004 and 2003 are summarized below. Estimated fair value is based on quoted market prices for these or similar investments.

December 31, 2004	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Trading securities (carried at fair value):	$1,056,287	$43,298	$—	$1,099,585

December 31, 2003	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Trading securities (carried at fair value):	$717,213	$119,374	$—	$836,587

The Company held $12,314,992 available-for-sale and no held-to-maturity investment securities at December 31, 2004 and no available-for-sale or held-to-maturity investment securities at December 31, 2003.

The Company’s trading securities consist of short-term securities that are readily marketable of $12.3 million and mutual funds. The mutual funds relate to a Company deferred compensation plan. In connection therewith, the Company establishes a liability for accrued wages and records the related compensation expense as services are performed. Further, the Company segregates an amount of funds in investment accounts equal to the liability for accrued wages. The liability for the deferred compensation plan as of December 31, 2004 and December 31, 2003 was $1,099,585 and $836,587, respectively. The investment accounts (trading securities) remain assets of the Company, and are subject to the general creditors of the Company. Upon transfer of the funds to the investment accounts, the employees direct the specific investment of the funds. The changes in value in the investment accounts (trading securities) are recognized as unrealized gains and losses in the statements of operations, with a corresponding increase or decrease to research and development expense and the liability for employees’ wages and benefits. Unrealized holding gains on trading securities and the corresponding increase in research and development expense totaled approximately $35,000 in the year ended December 31, 2004. Unrealized holding gains on trading securities and the corresponding increase in research and development expense totaled approximately $119,000 in the year ended December 31, 2003. Unrealized holding losses on trading securities and the corresponding decrease in research and development expense totaled approximately $150,000 in the year ended December 31, 2002.

8. Common Stock, Preferred Stock and Purchase Warrants

Common Stock

In March 2004, the Company sold 8,050,000 shares of registered common stock at $6.50 per share receiving gross proceeds of approximately $52.3 million and net proceeds of approximately $48.6 million.

On January 1, April 1, July 1 and October 1, 2004, Aphton issued 50,984 shares, 66,095 shares, 77,320 shares and 84,508 shares of common stock, respectively, in payment of $0.3 million of interest due on the $20.0 million 2003 senior convertible notes for the quarters ended December 31, 2003, March 30, 2004, June 30, 2004 and September 30, 2004, respectively.

On February 25, 2003, Aphton sold 500,000 shares of registered common stock at $2.96 per share and received net proceeds of $1.3 million. Aphton also sold warrants to purchase an additional 150,000 shares of common stock for $18,750 and these warrants were exercised in November 2003. The Company received net proceeds from the exercise of these warrants of $0.4 million.

On July 1, 2003, Aphton issued 31,191 shares of common stock in partial payment of $0.3 million of interest due on the $20 million 2003 senior convertible notes for the quarter ended June 30, 2003.

On September 18, 2003, Aphton sold 3,919,999 shares of common stock at $5.80 per share and received net proceeds of $21.4 million. In addition, Aphton issued 980,000 warrants exercisable at $8.12 per share.

On October 1, 2003, Aphton issued 54,428 shares of common stock in payment of $0.3 million of interest due on the $20 million 2003 senior convertible notes for the quarter ended September 30, 2003.

On December 31, 2003, Aphton sold 360,000 shares of registered common stock through the exercise of warrants held by one of the holders of its convertible debentures and received $972,000 net proceeds.

Preferred Stock

The Company has 4,000,000 shares of authorized preferred stock, none of which has ever been issued.

Purchase Warrants and Stock Options

Each purchase warrant (“warrant”) or stock option (“option”) described below is exercisable for one share of common stock. The terms of the warrants and options range from 5 to 23 years.

Prior to 1999, the Company issued options pursuant to individual warrant/option agreements. In December 1999, the Company adopted the Aphton Corporation 1999 Incentive and Reward Plan, as amended. The plan was amended in April 2003 in order to increase the number of authorized shares subject to option awards to 2,500,000. In July 2003, the Company registered 3,906,000 shares of common stock with the Securities and Exchange Commission (the “SEC”), which represented the aggregate amount of shares issuable pursuant to the pre-1999 warrants/options outstanding as of such date and the 2,500,000 options that were authorized to be issued under the 1999 Incentive and Reward Plan, as amended. In accordance with the terms of the adoption of the new 2004 Plan, no further awards may be granted under the 1999 Plan. However, all options outstanding under the 1999 Plan continue to survive in accordance with their terms.

In June 2004, the Company adopted the Aphton Corporation 2004 Equity Participation Plan. The maximum number of shares of common stock for which awards may be granted under the 2004 plan is 2,500,000. In September 2004, the Company registered the shares issuable under the 2004 plan on Form S-8 filed with the SEC.

As of December 31, 2004, the Company had 1,639,200 options outstanding under individual agreements, 2,373,040 options outstanding under the 1999 plan and 184,000 options outstanding under the 2004 plan. In addition, the Company had 2,316,000 shares reserved for grants under the 2004 plan.

The following table summarizes stock option activity over the past three fiscal years:

	Number of Shares	Weighted- Average Exercise Price
Outstanding at January 1, 2002	2,535,760	$14.49
Granted	909,180	$1.91
Exercised	(80,000)	$0.25

Outstanding at December 31, 2002	3,364,940	$11.43
Granted	225,000	$3.00
Exercised	—	N/A

Outstanding at December 31, 2003	3,589,940	$10.90
Granted	612,500	$6.45
Exercised	(6,200)	$1.91

Outstanding at December 31, 2004	4,196,240	$10.26

Exercisable at December 31, 2002	2,577,988	$12.44
Exercisable at December 31, 2003	3,066,217	$11.32
Exercisable at December 31, 2004	2,978,948	$11.68

For options outstanding and exercisable at December 31, 2004, the exercise price ranges and average remaining lives were:

Options Outstanding and Exercisable

Range of Exercise Prices	Number Outstanding	Average Period(1)	Average Price(2)	Number Exercisable	Average Period(1)	Average Price(2)
$ 1.91 to $14.00	2,192,880	16.8	$7.45	1,242,524	11.9	$6.50
$14.01 to $14.99	1,580,360	14.5	$14.75	1,313,424	13.8	$14.75
$15.00 to $24.00	423,000	11.0	$17.42	423,000	11.0	$17.42

	4,196,240	15.4	$10.26	2,978,948	15.2	$11.68

(1)	Weighted average remaining years
(2)	Weighted average exercise price

The following table summarizes purchase warrant activity over the past three fiscal years:

	Number of Shares	Weighted- Average Exercise Price
Outstanding at January 1, 2001	—	N/A

Granted	—	N/A
Exercised	—	N/A

Outstanding at December 31, 2002	—	N/A
Granted	2,570,000	$4.78
Exercised	(510,000)	$2.77

Outstanding at December 31, 2003	2,060,000	$5.28
Granted	—	N/A
Exercised (cashless exercise resulting in 246,223 shares being issued)	(360,000)	$2.70

Outstanding at December 31, 2004	1,700,000	$5.83

Exercisable at December 31, 2004	1,700,000	$5.83

For warrants outstanding and warrants outstanding and exercisable at December 31, 2004, the exercise price ranges and average remaining lives were:

Warrants Outstanding and Exercisable

Range of Exercise Prices	Number Outstanding	Average Period(1)	Average Price(2)	Number Exercisable	Average Period(1)	Average Price(2)
$ 2.70 to $ 8.12	1,700,000	3.4	$5.83	1,700,000	3.4	$5.83

	1,700,000	3.4	$5.83	1,700,000	3.4	$5.83

(1)	Weighted average remaining years
(2)	Weighted average exercise price

At December 31, 2004, common shares reserved for future issuance are as follows:

Stock Option (including 2,316,000 not issued)	6,512,240
Warrants	1,700,000
2003 senior convertible notes	8,000,000
Series A Convertible Debenture	900,000

Total	17,112,240

9. Income Taxes

Gross deferred tax assets result primarily from net operating loss and income tax credit carryforwards. Realization of these assets is dependent on the Company’s ability to generate sufficient future taxable income, prior to the expiration of the carryforwards, which is dependent on the completion of research and development activities and successful marketing of the Company’s various products. Due to the uncertainties related to the above and in accordance with guidance contained in SFAS No. 109, a valuation allowance has been provided for these deferred tax assets. Accordingly, these assets do not appear in the Company’s balance sheet at December 31, 2004 and 2003. The changes in the valuation allowance in the years ended December 31, 2004, 2003 and 2002 were $11,414,000, $14,424,000 and $9,580,000, respectively.

Deferred tax assets consisted of:	December 31, 2004	December 31, 2003
Net operating losses	$61,330,000	$51,000,000
Deferred license payment revenues	3,800,000	3,800,000
Expenses deductible in future periods	527,000	423,000
Federal and State tax credits	9,031,000	8,226,000

Total deferred tax assets	74,688,000	63,449,000
Valuation allowance	(74,688,000)	(63,449,000)

Net deferred tax assets	$—	$—

At December 31, 2004, for Federal income tax purposes, the Company had net operating loss carryforwards of approximately $180,382,000 and various income tax credit carryforwards, primarily research and experimentation, aggregating $3,880,000, which expire at various dates through 2025.

At December 31, 2004, for California income tax purposes, the Company had various income tax credit carryforwards, primarily research and experimentation, aggregating $5,152,000, which expire at various dates through 2025.

The reconciliation of income tax computed at the U.S. federal statutory rate applied to the Company’s net loss is as follows:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Tax at U.S. statutory rate	(34.00)%	(34.00)%	(34.00)%
State taxes, net of federal benefit	(4.00)%	(4.00)%	(4.00)%
Non-deductible items and other	0.65%	0.65%	0.65%
Change in valuation allowance	37.35%	37.35%	37.35%

	—%	—%	—%

10. Commitments

The Company has noncancelable facilities leases expiring at various dates through December 31, 2015. The leases provide various options to renew. The minimum rental commitment for the year ended December 31, 2005 is $311,000, for the year ended December 31, 2006 is $278,000, for the year ended December 31, 2007 is $225,000, for the year ended December 31, 2008 is $183,000 and $1,063,000 thereafter. Rental expense for these leases for the years ending December 31, 2004, 2003 and 2002 was approximately $241,000, $176,000, and $152,000, respectively. Rental expense is allocated between research and development expense and general and administrative expense, based on use, in the accompanying statements of operations.

The Company entered into employment agreements with certain of its officers during 2004, which stipulate terms of the employment.

11. Selected Quarterly Financial Data (unaudited)

Selected unaudited quarterly financial data for the years ended December 31, 2004 and 2003 are summarized below.

Statement of Operations Data: For the year December 31, 2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Research and development expenses	$4,790,980	$5,371,404	$5,813,667	$5,170,983
Dividend and interest income	$24,848	$119,283	$224,046	$219,358
Net loss	$(6,222,049)	$(6,747,488)	$(7,232,898)	$(8,559,403)
Basic and diluted net loss per share	$(0.20)	$(0.18)	$(0.19)	$(0.23)
Weighted average shares outstanding	31,890,259	37,631,712	37,711,850	37,797,036

Statement of Operations Data: For the year December 31, 2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Research and development expenses	$4,269,734	$6,652,299	$5,653,169	$5,336,079
Dividend and interest income	$13,710	$16,775	$12,602	$34,645
Net loss	$(4,922,947)	$(7,818,140)	$(7,005,478)	$(6,553,301)
Basic and diluted net loss per share	$(0.20)	$(0.32)	$(0.28)	$(0.23)
Weighted average shares outstanding	24,534,972	24,701,639	25,255,552	28,778,018

The sum of the quarterly basic and diluted net loss per share does not equal the basic and diluted net loss per share for the years ended December 31, 2004 and 2003 as a result of rounding.

12.	Subsequent Event

On February 7, 2005, the Company vacated its leased office facilities and according to the lease, as of February 16, 2005, the Company is released from both the long term lease obligations and the leasehold improvement note obligation. Further, the Company is entitled to recover certain relocation costs and reimbursement of certain fixed assets, primarily office furniture, upon transfer of ownership of the fixed assets to the lessor.

APHTON CORPORATION

Consolidated Balance Sheets

	September 30, 2005	December 31, 2004
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$8,711,370	$29,999,497
Short-term investments available for sale	6,115,115	12,314,992
Investment securities-trading	—	1,099,585

Total cash and short-term equivalents	14,826,485	43,414,074
Other current assets	2,103,033	556,165

Total current assets	16,929,518	43,970,239
Equipment and improvements, net	461,979	780,307
Deferred financing costs, net	466,950	519,915
Unconditional supply commitment	6,704,678	6,704,678
Other assets	—	659,488

Total assets	$24,563,125	$52,634,627

Liabilities and Stockholders’ Equity (deficit)
Liabilities
Current liabilities:
Convertible debentures, net	$9,872,848	$—
Trade accounts payable	4,103,936	3,941,760
Due to related party	1,860,000	3,255,435
Accrued liabilities	2,839,541	1,835,006
Current portion of long-term liabilities	4,328,804	—
Accrued interest payable	300,000	630,000

Total current liabilities	23,305,129	9,662,201
Convertible debentures, net	—	11,845,022
Deferred revenue	10,000,000	10,000,000
Other liabilities	3,603,518	137,247

Total liabilities	$36,908,647	$31,644,470

Commitments and contingencies
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value – Authorized: 4,000,000 shares; Issued and outstanding: none	$—	$—
Common stock, $0.001 par value – Authorized: 100,000,000 shares; Issued and outstanding: 60,051,728 shares at September 30, 2005, and 37,798,586 shares at December 31, 2004	60,052	37,799
Additional paid in capital	244,496,169	216,320,552
Historical exchange rate account	582,520	—
Purchase warrants	298,900	298,900
Accumulated deficit	(257,783,163)	(195,667,094)

Total stockholders’ equity (deficit)	(12,345,522)	20,990,157

Total liabilities and stockholders’ equity (deficit)	$24,563,125	$52,634,627

The accompanying notes are an integral part of the financial statements.

APHTON CORPORATION

Consolidated Statements of Operations (Unaudited)

For the three and nine months ended September 30, 2005 and 2004

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Revenue:	$—	$—	$—	$—

Costs and expenses:
General and administrative	$3,145,657	$935,262	$8,499,750	$2,597,393
Research and development	4,582,162	5,813,667	17,729,582	15,977,851
Acquired in-process research and development	—	—	32,991,860	—
Restructuring expense, net	288,333	—	1,106,455	—

Total costs and expenses	8,016,152	6,748,929	60,327,647	18,575,244

Loss from operations	(8,016,152)	(6,748,929)	(60,327,647)	(18,575,244)
Other income (expense):
Dividend and interest income	92,755	224,046	636,068	368,177
Interest expense including amortized discount	(830,885)	(677,457)	(2,424,488)	(1,976,858)
Unrealized gain (losses) from investments	23,122	(30,558)	—	(20,310)

Net loss	$(8,731,160)	$(7,232,898)	$(62,116,067)	$(20,204,235)

Per share data:
Basic and fully diluted loss per common share	$(0.14)	$(0.19)	$(1.17)	$(0.56)
Weighted average number of common shares outstanding	60,447,978	37,711,850	53,299,924	35,775,722

The accompanying notes are an integral part of the financial statements.

APHTON CORPORATION

Consolidated Statements of Cash Flows (Unaudited)

For the nine months ended September 30, 2005 and 2004

	Nine Months Ended September 30,
	2005	2004
Net cash used in operating activities	$(25,081,575)	$(18,260,702)

Net cash provided by (used in) operating activities	(25,081,575)	(18,260,702)

Cash flows from investing activities:
Investment securities – available for sale	6,199,876	—
Cash acquired in acquisition, net of cost	1,459,423	—
Capital expenditures	(114,639)	(293,381)

Net cash provided by (used in) investing activities	7,544,660	(293,381)

Cash flows from financing activities:
Proceeds from sale of common stock and warrants	652	48,624,188
Payment on notes	(3,751,864)	—

Net cash provided by (used in) financing activities	(3,751,212)	48,624,188

Net (decrease) increase in cash and short-term cash investments	(21,288,127)	30,070,105
Cash and cash equivalents:
Beginning of period	$29,999,497	$18,378,988

End of period	$8,711,370	$48,449,093

Reconciliation of net loss to net cash used in operating activities
Net loss	$(62,116,068)	$(20,204,235)

Adjustments to reconcile net loss to net cash used in operating activities:
Charges for acquired in-process research and development and other	32,991,860	—
Common stock issued for interest payment	750,207	900,000
Interest expense to be settled by future issuance of common stock	300,000	—
Depreciation and amortization	610,822	54,664
Amortization of deferred financing costs	52,965	23,885
Amortization of discount on convertible debentures	1,041,617	804,697
Unrealized gain/loss on investments	—	20,310
Non-cash employee compensation expense	—	(20,310)
Change in historical exchange rate account	582,519	—
Investment securities	7,591,178	(144,091)
Other current assets	381,054	(141,127)
Current liabilities	(3,104,023)	445,505
Additional Paid in Capital	499,421	—
Other non-current liabilities	(4,663,127)	—

Net cash used in operating activities:	$(25,081,575)	$(18,260,702)

The accompanying notes are an integral part of the financial statements.

Notes to the Consolidated Financial Statements (unaudited)

1. Organization and Summary of Significant Accounting Policies

Aphton Corporation (“Aphton” or the “Company”) is a biopharmaceutical company focused on developing innovative cancer therapies. The Company’s research and development efforts are based on its proprietary active immunization and monoclonal antibody technologies, and its technologies are based on key discoveries made by it as well as its understanding of the central role of gastrin, a naturally occurring hormone, and gastrin receptors.

On March 24, 2005, Aphton completed the acquisition of Igeneon AG, a clinical stage biopharmaceutical company headquartered in Vienna, Austria. Through Igeneon, Aphton is focused on the development of active and passive cancer immunotherapies (cancer vaccines and monoclonal antibodies) designed to prevent or delay the development of metastases in cancers of epithelial origin. These product candidates are designed to target disseminated tumor cells, thereby having the potential to prevent metastasis and the spread of cancer.

The Company does not currently have any source of operating revenue and will require significant amounts of cash to continue to fund its operations, its clinical trials and its research and development efforts until such time, if ever, that one of its products has received regulatory approval for marketing. Because the Company has not generated any revenue from the sale of any products, the Company has primarily relied on the capital markets as its source of funding. The results of the Company’s recent Insegia clinical trial and other factors have weakened the market value of its common stock, and made it difficult for the Company to access the capital markets to obtain financing on terms that would benefit the Company in the long term. However, because the Company has recently entered into an agreement with the holders of the Company’s Senior Convertible Notes to exchange the notes for a combination of cash, preferred stock and common stock, the Company will continue to be opportunistic in accessing the capital markets to obtain financing on terms satisfactory to the Company. In addition, the Company continues to explore a number of alternatives, including licensing or selling a significant portion or all of its intellectual property and/or other assets, the sale or exchange of a significant portion or all of its equity, or pursuing other financing alternatives. The Company may implement one or more of these alternatives. If the Company is successful in obtaining any financing, the Company intends to use the net proceeds it receives from the financing to fund its operations and support the clinical development of its product candidates. No assurances, however, can be given that the Company will close the exchange transaction for its Senior Convertible Notes, consummate a capital raise on terms satisfactory to the Company or that any particular strategic transaction will be completed, nor can any prediction or assurance be made regarding the possible impact of future transactions on the Company’s business, results or capitalization. The Company’s ability to consummate the exchange of its 2003 Senior Convertible Notes, make interest or principal payments on its indebtedness, comply with the covenants in its indebtedness documents, or effectively implement any of the above-mentioned alternatives to fund its future operations is dependent on many factors, many of which are beyond the Company’s control.

Interim Financial Statements

The interim consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the consolidated financial statements include all adjustments (consisting of normal recurring entries) necessary to present fairly the Company’s financial position as of September 30, 2005, and December 31, 2004, and the results of its operations for the three and nine months ended September 30, 2005 and 2004; and its cash flows for the nine months ended September 30, 2005 and 2004. It is suggested that these financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company’s latest annual report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2005.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Research and Development Expenses

Research and development costs are expensed as incurred. These costs include external and internal research and development costs, the salaries of dedicated personnel, the allocated salaries of personnel who also perform general and administrative tasks, the costs of the dedicated research and development facilities and the costs of contracted researchers. There is no allocation of administrative expense or corporate costs to research and development costs.

Foreign Currency Accounting

The Company complies with Statement of Financial Accounting (SFAS) No. 52 “Foreign Currency Translation,” which established standards for reporting on foreign subsidiaries in consolidated financial statements.

General and Administrative Expenses

General and administrative expenses represent expenses not clearly related to research and development expenses. A significant portion of these expenses are related to intellectual property/patent legal costs and salaries, which are typically excluded from research and development expenses according to SFAS No. 2 “Accounting for Research and Development Costs.”

Supply Commitment

As of September 30, 2005, in connection with its strategic alliance with sanofi pasteur, the Company had the unconditional right to receive supplies originally aggregating $9 million from sanofi pasteur. The Company’s policy was to review the current market prices of alternative available supplies, if any, to assure that they remain above the stated sanofi pasteur contract price of the materials and that the right to receive the supplies remains unimpaired. Sanofi pasteur is one of the largest pharmaceutical vaccine manufacturers in the world. The Company monitored the financial performance of sanofi pasteur to assess whether it would continue to be able to perform under the contract, wherein the special order supplies were to be provided from supplies manufactured by sanofi pasteur in large quantities and sold to many customers, including the U.S. Government, as part of sanofi pasteur’ basic franchise business. The contract allowed for inflation-based increases in the per unit costs of the supplies which the Company and sanofi pasteur believed were sufficient to assure that there would be no future financial hardship incurred by sanofi pasteur in the execution of the agreement with sanofi pasteur, including the supply agreement. The Company has recently entered into a termination agreement terminating its strategic alliance. For a more detailed description of the terms of the termination agreement, see Note 6, Subsequent Events.

Per Share Data

The Company’s basic loss per common share was calculated by dividing net loss by the weighted average number of common shares outstanding. The Company’s potential common shares are anti-dilutive, and accordingly, basic and diluted loss per share are the same. Such potential common shares consist of stock options and purchase warrants.

Investments

Investment securities consist principally of debt securities issued by the U.S. Treasury and other U.S. Government agencies and corporations and investment in other securities, including mutual funds.

Investment securities are classified into three categories and accounted for as follows: 1) Held-to-maturity securities are debt securities that the Company has the positive intent and ability to hold to maturity (these securities are reported at amortized cost); 2) trading securities are bought and held principally for the purpose of selling them in the near term (these securities are reported at fair value, with unrealized gains and losses included in current earnings); and 3) investment securities available for sale are debt and equity securities not classified as either held-to-maturity or trading securities.

The Company did not hold any held-to-maturity securities at September 30, 2005, and December 31, 2004. Investment securities available for sale are carried at market value and any unrealized gain or loss, net of income taxes, is reported in accumulated other comprehensive income as a separate component of stockholders’ equity (deficit). Gains and losses realized on the sales of investment securities are determined using the specific identification method.

Comprehensive Income

The Company complies with SFAS No. 130, “Reporting Comprehensive Income,” which established standards for reporting comprehensive income (defined to include net income, unrealized gains and losses on available-for-sale investment securities, foreign currency adjustments and certain other items not included in the income statement). The Company does not have elements of other comprehensive income other than net loss, an historical exchange account for foreign currency transactions and unrealized gains and losses on available-for-sale investment securities.

Stock-Based Compensation

SFAS No. 148, “Accounting for Stock-Based Compensation” allows either adoption of a fair value based method of accounting for employee stock options and similar equity instruments or continuation of the measurement of compensation cost relating to such plans using the intrinsic value method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees.” The Company has elected to use the intrinsic value method.

Pro forma information is required by SFAS No. 148 and has been determined as if the Company had accounted for its stock-based compensation plans under the fair value method. The fair value of each option grant was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2005 and 2004: risk-free interest rates of 3.0%; dividend yield of 0% for all periods; expected volatility factor of 100% for all periods; and expected weighted average life of 19.5 years. The weighted average fair value of options granted during 2005 and 2004 was $1.09 and $6.45, respectively. Additionally, there were 70,000 shares of restricted stock issued to Company directors on April 21, 2005, which vested the same day. The per share price of these restricted issuances was $1.08 and the total value of these shares was $75,600.

The Company’s pro forma information follows for the three and nine months ended September 30, 2005 and 2004, respectively:

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Net Loss:
As reported	$(8,731,161)	$(7,232,898)	$(62,116,068)	$(20,204,235)
Compensation expense	(1,360,408)	(320,626)	(3,567,674)	(1,618,704)

Pro forma	$(10,091,569)	$(7,553,524)	$(65,683,742)	$(21,822,939)

Basic and diluted loss per share:
As reported	$(0.14)	$(0.19)	$(1.17)	$(0.56)
Compensation expense	$(0.02)	$(0.01)	$(0.07)	$(0.05)

Pro forma	$(0.16)	$(0.20)	$(1.24)	$(0.61)

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment” (“SFAS No. 123R”) a revision of SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”) that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R requires that an entity measure the cost of equity based service awards based on the grant-date fair value of the award and recognize the cost of such awards over the period during which the employee is required to provide service in exchange for the award (the vesting period). SFAS No. 123R requires that an entity measure the cost of liability-based service awards based on current fair value that is remeasured subsequently at each reporting date through the settlement date. On April 14, 2005, the Securities Exchange Commission delayed the effective date of SFAS No. 123R to annual periods that begin after June 15, 2005. We will adopt this new standard effective January 1, 2006, under the modified prospective transition method, which will require us to recognize share-based compensation expense in our statement of operations for any new grants and modifications made after the date of adoption, plus any remaining unrecognized SFAS No. 123 expense of previously issued awards. We have not yet fully quantified the impact this statement will have on our future financial results, but expect that it will be material.

2. March 2005 Acquisition for Common Stock

On March 24, 2005, the Company acquired all of the outstanding equity interests of Igeneon AG, a company based in Vienna, Austria. The results of operations of Igeneon have been included in the consolidated financial statements since March 24, 2005. The aggregate purchase price for the acquisition was 21,500,000 shares of Aphton common stock and $25,000 in cash. The Company obtained an appraisal from an independent third party to estimate the fair value of the identified intangible assets acquired. Based on the consideration provided, the acquisition of Igeneon resulted in negative goodwill, which has been allocated, on a pro-rata basis, to the acquired technology and acquired property and equipment and then expensed as acquired in-process research and development.

As part of the preliminary purchase price allocation, the Company allocated $33.0 million of the purchase price to in-process research and development projects. This allocation represented the estimated fair value based on risk-adjusted cash flows pertaining to the incomplete research and development related primarily to two projects. At the date of acquisition, the development of these projects had not yet reached technological feasibility and the research and development in progress had no alternative future uses. Accordingly, the acquired research and development was charged to expense as of the date of acquisition.

3. Convertible Notes/Debentures

As of December 31, 2004, the Company had an aggregate principal amount of $23.0 million of convertible debentures and notes outstanding. The $23.0 million principal amount was comprised of $20.0 million of the 2003 Senior Convertible Notes and $3.0 million of the Company’s Series A Convertible Debenture (the “Series A Convertible Debenture”). The Series A Convertible Debenture was a convertible, redeemable, five-year debenture that would mature on December 19, 2007. At any time prior to maturity, the Company had the right to redeem the Series A Convertible Debenture. In addition, at any time prior to maturity, the Company had the obligation to redeem the Series A Convertible Debenture under certain conditions, including if the Company transferred its rights to certain projects or other products, or any other rights related thereto, to any entity, other than the holder of the Series A Convertible Debenture or its affiliates. The Series A Convertible Debenture bore interest at a rate of 11.0% per annum, payable annually and was convertible, at the holder’s option, at a conversion price equal to the average closing price of the Company’s common stock, as defined in the Series A Convertible Debenture, at the time of conversion. In connection with the dissolution of the Company’s strategic partnership with sanofi pasteur, the Company redeemed the Series A Convertible Debenture in August 2005.

As of September 30, 2005, and December 31, 2004, the Company had an aggregate principal amount of $20.0 million of convertible notes outstanding. The $20.0 million was comprised of three senior convertible notes issued by the Company in 2003 (the “2003 Senior Convertible Notes”). There was an initial discount calculated against the value of the 2003 Senior Convertible Notes of $12.9 million, comprised of the beneficial conversion feature of $8.3 million and the relative fair value of the detachable warrants of $4.6 million. The unamortized discount as of September 30, 2005, is $10.1 million, which is offset against the $20.0 million and is shown as $9.9 million in the 2003 Senior Convertible Notes in the accompanying financial statements.

The $20.0 million in 2003 Senior Convertible Notes were issued in two tranches to accredited investors during the six months ended June 30, 2003. The 2003 Senior Convertible Notes mature on March 31, 2008. We have the right and obligation to redeem the 2003 Senior Convertible Notes under certain conditions at any time after the third year from the issuance date. The 2003 Senior Convertible Notes bear interest at a rate of 6.0% per annum, payable quarterly in cash or shares of the Company’s common stock, at the Company’s option.

The 2003 Senior Convertible Notes are convertible at a fixed price of $2.50 per share, unless otherwise adjusted prior to conversion pursuant to the price adjustment provisions set forth therein. The conversion price of the 2003 Senior Convertible Notes will be lowered in the event of a sale by the Company of its common stock or securities convertible into the Company’s common stock at a per share offering price less than the conversion price of the 2003 Senior Convertible Notes in effect immediately prior to such sale. The warrants are exercisable into shares of the Company’s common stock at $2.70 per share, unless otherwise adjusted prior to exercise pursuant to the price adjustment provisions that are substantially similar to those set forth in the 2003 Senior Convertible Notes. The 2003 Senior Convertible Notes and the warrants contain provisions that place a cap on the number of shares of our common stock issuable upon their conversion or exercise, such that the holders thereof shall not have the right to convert any portion of the notes to the extent that after giving effect to such conversion the holders would beneficially own more than 19.99% or 4.99%, as the case may be for the respective holder, of the number of shares of the Company’s common stock outstanding immediately prior to such conversion or exercise.

On November 9, 2005, the Company entered into an a binding Letter Agreement with the holders of the 2003 Senior Convertible Notes, whereby the holders agreed to surrender the notes for cancellation by the Company in exchange for an aggregate cash payment of 3.0 million, shares of the Company’s 0% Non-participating Series A-1 Convertible Preferred Stock with an original Stated Value of $10 million and 6,500,000 shares of the Company’s common stock. For more details on the terms of the debt cancellation, see Note 6, Subsequent Events.

4. Other Financial Liabilities

As of September 30, 2005, reflected on the balance sheet were current portion of long-term liabilities of $4,329,000 and non-current other liabilities of $3,604,000. The total of these balance sheet line items is $7,933,000. Of this balance, the Company’s wholly-owned subsidiary, Igeneon, had outstanding an aggregate of $7,695,000 in interest-bearing liabilities and finance lease obligations, details of which are noted in the tables below.

	Less than 1 year	More than 1 year	Total
Interest-bearing liabilities	$3,957	$2,950	$6,907
Finance leasing obligations	372	416	788

Total	$4,329	$3,366	$7,695

The interest-bearing liabilities are comprised of financial liabilities relating to funds received by Igeneon prior to the acquisition of Igeneon by the Company from various financial institutions and guaranteed by governmental agencies for Igeneon’s research and development activities. Further, the interest rates on the loans are subsidized by government research incentive programs. The table below provides the amounts in principal and interest outstanding (in thousands in USD Equivalents), the maturity of each liability and the interest rate.

Institution	Outstanding	Maturity	Interest rate
Österreichische Forschungsförderungsgesellschaft (EUR)	$562	June 30, 2006	3.0%
Bank Austria Creditanstalt (ERP-Investitionskredit) (EUR)	$2,714	July 1, 2006	0.5%
Bank Austria Creditanstalt (FFG-Investitionskredit) (EUR)	$883	June 30, 2007	3-m.EURIBOR +0.6%
Erste Bank (FFG-Kredit) (EUR)	$482	March 31, 2008	3-m.EURIBOR +0.6%
Bank Austria Creditanstalt (FFG-Kredit) (EUR)	$1,061	June 30, 2009	3-m.EURIBOR +0.5%
Erste Bank (AWS-Kredit) (EUR)	$1,205	July 1, 2010	3-m.EURIBOR +0.5%

Total	$6,907

5. Restructuring

On May 11, 2005, the Company announced that it was implementing a cost-reduction program intended to align expenses with product development priorities. As of September 30, 2005, 27 employees have been terminated. The restructuring charge taken at September 30, 2005, was $1,106,000. Included in this amount is $1,085,000 for severance, and $51,000 for other professional services. These charges were offset by $30,000 of income from the sale of assets in our Woodland California facility. Net restructuring charges will result in cash outflows and as of September 30, 2005, approximately $508,000 has been disbursed.

6. Subsequent Events

On October 26, 2005, the Company received notice from The Nasdaq Stock Market informing the Company that it does not comply with Market Place Rule 4310(c)(B)(ii), which requires the Company to maintain a market value of listed securities of $35,000,000. In accordance with Marketplace Rule 4310(c)(8)(C), the Company has 30 calendar days, or until November 25, 2005, to regain compliance with the Rule. In the event the Company does not regain compliance by November 25, 2005, the Company shall have the right to appeal a staff determination to delist the Company’s securities and the Company’s securities will remain listed until completion of the appeal process.

On November 7, 2005, the Company and sanofi pasteur entered into a termination agreement, terminating the parties’ strategic partnership. Specifically, the termination agreement terminated the Company’s Co-Promotion Agreement and the License and Supply Agreements with sanofi pasteur relating to the development, manufacture and commercialization of Insegia, the Company’s most advanced cancer immunotherapy. In accordance with the terms of the termination agreement, all of the rights to Insegia granted to sanofi pasteur under the Co-Promotion Agreement and License, including the right to commercialize Insegia in North America and Europe, revert back to the Company. In exchange for the return of such rights, the Company agreed to pay to sanofi pasteur a nominal single digit royalty on all future worldwide net sales of Insegia and sanofi pasteur forgave a $1.9 million receivable due and owing by the Company. In connection with the dissolution of the Company’s strategic partnership with sanofi pasteur, the Company had previously redeemed the Series A Convertible Debenture issued to sanofi pasteur in 2002 in accordance with its terms.

Pursuant to terms of the termination agreement, sanofi pasteur has agreed to make reasonable commercial efforts to sell to the Company reasonable quantities of diphtheria toxoid (DT), a key ingredient of Insegia, through the year 2009. The initial contract price for the DT supplied by sanofi pasteur will be subject to an annual adjustment for any increases in the Industrial Price Index. The supply of the DT will be conditioned upon the Company providing 18 month forecasts to sanofi pasteur of the Company’s future DT requirements. The Company and sanofi pasteur agreed to negotiate a new definitive supply agreement that will set forth all of the terms of the supply arrangement.

On November 9, 2005, the Company entered into a binding Letter Agreement with the holders of the 2003 Senior Convertible Notes (the “Holders”). Under the terms of the Letter Agreement, the Holders agreed to surrender the 2003 Senior Convertible Notes for cancellation by the Company in exchange for (i) $3,000,000 in cash, (ii) shares of the Company’s 0% Non-participating Series A-1 Convertible Preferred Stock (the “Series A Preferred Stock”) with an original Stated Value of $10,000,000, and (iii) 6,500,000 shares of the Company’s common stock, of which 1,500,000 shares would be delivered into escrow by the Company at closing (the “Transaction”). The Transaction closed on November 23, 2005.

The shares of Series A Preferred Stock are convertible into shares of the Company’s common stock at a price per share of $0.50 (the “Series A Conversion Price”), subject to certain antidilution adjustments for a period of up to three years. In no event will the Series A Conversion Price be reduced below $0.48 (the “Conversion Price Floor”) as a result of an antidilution adjustment; provided that the Company may not close any offering of its securities without the consent of two-thirds (2/3) of Holders of the then outstanding shares of Series A Preferred Stock, if the result of such offering would have the effect of reducing the Series A Conversion Price below the Conversion Price Floor.

Subject to certain limitations, the Holders shall be entitled to vote with the holders of the Company’s common stock, voting together as one class, on all matters submitted to a vote of the holders of common stock, and each share of Series A Preferred Stock shall be entitled to a number of votes equal to the number of shares of common stock into which each such share is convertible as of the record date for the applicable vote. The voting rights of the Holders shall be subject to the following limitation: in the case of each of SF Capital Partners Ltd., Heartland Value Fund and Horizon & Waves Co., the number of votes that such Holder shall be entitled to cast with respect to shares of voting stock then held by such Holder shall in no event exceed the number of votes that each Holder would be permitted to vote if the Conversion Price Floor was the closing bid price of the common stock as of the date the Series A Preferred Stock is first issued. The Series A Preferred Stock will have a 0% dividend rate, and shall only receive dividends paid on the Company’s common stock on an as-if converted basis and solely as and when declared by the Company’s Board of Directors. In the event of any liquidation or winding up of the Company, including certain acquisitions of the Company’s capital stock or assets, the holders of the Series A Preferred Stock will be entitled to a preference payment in an amount equal to the Stated Value of the then outstanding Series A Preferred Stock (plus all declared but unpaid dividends) in the form of consideration received by the Company or its stockholders, as the case may be.

The Company is obligated to file a registration statement registering the resale of the shares of the Company’s common stock issued and issuable in the Transaction and have the registration statement declared effective within ninety (90) days after the closing of the Transaction, or within 120 days after the closing of the Transaction if the registration statement is subject to a review by the Securities and Exchange Commission, or become subject to payment of a certain monetary damages. The 1,500,000 shares of common stock delivered into escrow at closing will remain in escrow for a period of up to two (2) years and subject to return to the Company in the event the Company’s common stock trades for a certain period of time at or above $3.23 per share.

As part of the further development of IGN311, on July 25, 2005, the Company announced that it had entered into a licensing and commercialization agreement and a product development agreement with Celltrion, Inc. for IGN311, the terms of which were subject to finalizing a supply agreement and quality agreement between the Company and Celltrion. On November 7, 2005, the Company and Celltrion finalized and executed the supply agreement and quality agreement. Accordingly, the strategic relationship between the Company and Celltrion was consummated on that date. We believe that this strategic relationship validates the interest in IGN311 and will allow us to expedite the development of IGN311 in a cost-efficient manner.

Igeneon Krebs-Immuntherapie	ERNST & YOUNG
Forschungs- und Entwicklungs AG
Financial Statements in accordance with US GAAP

REPORT OF INDEPENDENT AUDITORS

To the

Supervisory Board and Stockholders

Igeneon Krebs-Immuntherapie

Forschungs- und Entwicklungs AG

We have audited the accompanying balance sheets of Igeneon Krebs-Immuntherapie Forschungs- und Entwicklungs AG as of December 31, 2004 and 2003 and the related statements of operations, stockholders’ equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Igeneon Krebs-Immuntherapie Forschungs- und Entwicklungs AG as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that Igeneon Krebs-Immuntherapie Forschungs- und Entwicklungs AG will continue as a going concern. As more fully described in Note 2, the Company has incurred recurring operating losses and will need to obtain additional funding to meet its operating needs. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Vienna, Austria 8 June 2005

ERNST & YOUNG

WIRTSCHAFTSPRÜFUNGGESELLSCHAFT MBH

Mag. Elfriede Baumann	Mag. Erich Lehner
Wirtschaftsprüfer	Wirtschaftsprüfer

IGENEON Krebs-Immuntherapie	section I
Forschungs- und Entwicklungs AG

BALANCE SHEETS

(all amounts in EUR)

	Dec 31, 2004	Dec 31, 2003
ASSETS

Current assets

Cash & cash equivalents	9,951,395	4,683,708
Current receivables	1,239,901	1,221,979

	11,191,297	5,905,687

Non-current assets

Other non-current assets	13,040	27,400
Tangible assets	1,232,558	1,676,902
Software	74,886	20,232

	1,320,484	1,724,535

Total assets	12,511,781	7,630,222

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Liabilities
Current liabilities

Trade payables	2,967,887	992,243
Current portion of long-term financial liabilities (thereof capital leases: EUR 297,202.37, 2003: EUR 271,541.10)	1,165,761	454,874
Other current liabilities and accruals	1,314,248	743,735

	5,447,896	2,190,852
Non-current liabilities

Non-current financial liabilities (thereof capital leases: EUR 525,792.17, 2003: EUR 764,060.50)	37,780,158	12,672,213
Other non-current liabilities	238,234	144,397

	38,018,392	12,816,610

Total liabilities	43,466,288	15,007,462

Stockholders’ equity (deficit)

Capital stock
Common stock - authorized 4,799,550 at December 31, 2004 and at December 31, 2003; issued and outstanding 1,704,800 at December 31, 2004, issued 1,704,800 and outstanding 1,644,150 at December 31, 2003	1,704,800	1,704,800
Preferred stock Class A: authorized 1,484,700 at December 31, 2004 and at December 31, 2003; issued and outstanding: 1,484,700 at December 31, 2004 and at December 31, 2003 - liquidation preference EUR 2,269,572 at December 31, 2004 and at December 31, 2003	1,484,700	1,484,700
Preferred stock Class B: authorized 3,000,000 at December 31, 2004 and at December 31, 2003; issued and outstanding: 3,000,000 at December 31, 2004 and at December 31, 2003 - liquidation preference EUR 30,000,000 at December 31, 2004 and at December 31, 2003	3,000,000	3,000,000
Preferred stock Class C: authorized 3,094,750 at December 31, 2004, none at December 31, 2003; issued and outstanding: none at December 31, 2004 and at December 31, 2003

Additional paid-in capital
Capital reserves	46,304,949	25,749,974
Deferred compensation	90,310	80,982

Treasury shares	0	(60,650)
Retained earnings (deficit)	(83,539,265)	(39,337,046)

Total stockholders’ equity (deficit)	(30,954,507)	(7,377,240)

Total liabilities and stockholders’ equity (deficit)	12,511,781	7,630,222

IGENEON Krebs-Immuntherapie	section II
Forschungs- und Entwicklungs AG

STATEMENTS OF INCOME

(all amounts in EUR)

	Jan 1, 2004 - Dec 31, 2004	Jan 1, 2003 - Dec 31, 2003
Grant revenue and Other	2,098,101	2,322,449

Costs and expenses
General and administrative expenses	(5,843,488)	(4,859,573)
Research and development expenses	(13,931,291)	(14,400,881)
Other operating expenses	0	(71,817)

Total costs and expenses	(19,774,779)	(19,332,271)

Loss from operations	(17,676,678)	(17,009,822)

Other income (expense)
Interest income	301,268	342,679
Interest expense including amortized discount	(26,636,552)	(851,789)
Loss on extinguishment of debt	(186,758)	0

Loss before taxes	(44,198,720)	(17,518,932)

Taxes on income	(3,500)	(3,500)

Net loss	(44,202,220)	(17,522,432)

Igeneon Krebs-Immuntherapie	section III
Forschungs- und Entwicklungs AG

STATEMENTS OF CASH FLOWS

(all amounts in EUR)

	Jan 1, 2004 - Dec 31, 2004	Jan 1, 2003 - Dec 31, 2003
Cash flows from operating activities
Net Loss	(44,202,220)	(17,522,432)
Adjustments to reconcile net loss to net cash used in operating activities
+ Depreciation and amortization	644,795	573,193
- Gain on sale of facility	0	(137)
+ Amortization of deferred financing costs	737,913	317,107
+ Amortization on discount on convertible	3,341,472	283,006
+ Amortization of Beneficial Convertion Feature	20,615,625
+ Loss on extinguishment of debt	186,758	0
+ Deferred compensation	9,328	20,351
Change in assets and liabilities (working capital)
+ Decrease / - increase in current receivables	(17,191)	(695,608)
+ Decrease / - increase in other non-current assets	14,359	24,893
+ Increase / - decrease in trade and other liabilities	628,026	218,041
+ Increase / - decrease in provisions and accruals	2,007,531	(202,557)

Net cash used in operating activities	(16,033,602)	(16,984,143)

Cash flows from investing activities
- Capital expenditures	(185,154)	(200,621)
+ Proceeds from sale of assets	0	9,868

Net cash used in investing activities	(185,154)	(190,753)

Cash flows from financing activities
+ Proceeds from issue of bonds	20,400,000	0
+ Proceeds from long-term borrowings	1,780,000	600,000
- Repayment of long-term borrowings	(183,333)	0
- Repayment of long-term financial liabilities	(278,852)	(279,138)
- Transaction costs	(231,372)	36,000

Net cash received from financing activities	21,486,443	356,862

Net increase (decrease) in cash and cash equivalents	5,267,687	(16,818,033)
Cash and cash equivalents at the beginning of the year	4,683,708	21,501,741

Cash and cash equivalents at the end of the year	9,951,395	4,683,708

Supplemental disclosure of cash flow information
Interest paid	148,523	135,368
Income taxes paid	3,500	3,500

Schedule of non-cash operating, investing and financing activities
Equipment acquired through the assumption of obligations under capital leases	66,245	793,696

IGENEON Krebs-Immuntherapie	section IV
Forschungs- und Entwicklungs AG

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(all amounts in EUR)

	Nominal capital
	Ordinary shares	Preferred Class A	Preferred Class B	Capital reserves	Deferred compensation	Treasury shares	Retained earnings (deficit)	Total
Jan 1, 2003	1,704,800	1,484,700	3,000,000	25,749,974	60,630	(60,650)	(21,814,613)	10,124,840

Deferred compensation	0	0	0	0	20,351	0	0	20,351

Loss after tax	0	0	0	0	0	0	(17,522,432)	(17,522,432)

Dec 31, 2003	1,704,800	1,484,700	3,000,000	25,749,974	80,982	(60,650)	(39,337,046)	(7,377,240)

Jan 1, 2004	1,704,800	1,484,700	3,000,000	25,749,974	80,982	(60,650)	(39,337,046)	(7,377,240)

Beneficial Convertion Feature	0	0	0	20,615,625	0	0	0	20,615,625

Deferred compensation	0	0	0	0	9,328	0	0	9,328

Transfer to capital reserves	0	0	0	(60,650)	0	60,650	0	0

Loss after tax	0	0	0	0	0	0	(44,202,220)	(44,202,220)

Dec 31, 2004	1,704,800	1,484,700	3,000,000	46,304,949	90,310	0	(83,539,265)	(30,954,507)

Igeneon Krebs-Immuntherapie	section V / 1
Forschungs- und Entwicklungs AG

NOTES

TO THE FINANCIAL STATEMENTS

(all amounts in EUR)

1. Organization and Operations

Igeneon Krebs-Immuntherapie Forschungs- und Entwicklungs AG (hereafter “Igeneon” or the “Company”) is a clinical stage biopharmaceutical company focused on the development of active and passive cancer immunotherapies designed to prevent or delay the development of metastases in cancers of epithelial origin. Igeneon is a joint stock corporation (AG) which is registered in the Register of Companies maintained by the Commercial Court of Vienna under FN 181136 b; the Company’s registered office is at Brunner Strasse 69, Objekt 3, A-1230 Vienna.

Igeneon does not have any products approved for sale. Therefore, Igeneon does not generate any revenue from the sale of its products. Igeneon has experienced significant operating losses since its inception in 1999 and expects to continue incurring significant operating losses for at least the next several years as Igeneon continues its clinical trials, applies for regulatory approvals and continues its research and development efforts.

Igeneon’s lead product candidate IGN101 is a cancer vaccine designed to induce an immune response against disseminated tumor cells. Igeneon anticipates that IGN101 may slow down or prevent the formation of metastases. Igeneon’s second most advanced product candidate is IGN311, a monoclonal antibody targeting Lewis Y-positive cancer cells. IGN311 is expected to report results from a Phase I trial in 2005. Igeneon has a number of additional research projects in preclinical development.

Igeneon Krebs-Immuntherapie	section V / 2
Forschungs- und Entwicklungs AG

2. Summary of Significant Accounting Policies

Going concern

The Company had continuing operating losses which were fully in line with the budget for the year 2004 and with the Company’s long-term business plan, which is based on long term investments in research and development and regular financing by way of capital increases and corporate partnerships. As of December 31, 2004 the Company also exhibited negative stockholder’s equity. While the losses are in line with management expectations, the need to raise significant additional capital raises substantial doubt about the ability to continue as a going concern. If the Company should be unable to raise additional capital, the Company might not be able to continue as a going concern. There can be no assurance that the Company can raise sufficient capital to meet its operating needs or current obligations as become due.

Management has undertaken steps to obtain additional financing. In December 2004 the Company signed a Stock Purchase Agreement with Aphton Corporation under which Aphton was to acquire 100% of the equity securities of the Company (this transaction has subsequently closed, see Note 12). As a subsidiary of Aphton, the Company will most probably not raise equity on its own but will be dependent on financing obtained through Aphton as its parent company. Under the terms of the Stock Purchase Agreement, Aphton has the obligation to maintain the corporate existence of the Company as a going concern under the Laws of Austria for a period of at least twelve months. However, there can be no assurance that either the Company or Aphton will be able to raise sufficient capital to meet the operating needs of the Company and meet the obligations of the Company as they become due.

The financial statements have been prepared on a going concern basis and do not reflect any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result should the Company be unable to obtain sufficient capital to meet its needs.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (U.S.) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, however, management believes such differences are unlikely to be significant.

Research and Development Expenses

In accordance with SFAS 2 “Accounting for Research and Development Costs” costs of equipment, facilities and inventory that are acquired or constructed for a particular research and development project and that have no alternative future uses in other research and development projects or otherwise and therefore no separate economic values are research and development costs at the time the costs are incurred.

Igeneon Krebs-Immuntherapie	section V / 3
Forschungs- und Entwicklungs AG

General and Administrative Expenses

General and administrative expenses represent overhead expenses not clearly related to research and development expense. A significant portion of these expenses are related to legal costs and salaries.

Equipment and Improvements

Tangible assets and software

Tangible assets and software are disclosed at historical cost less accumulated depreciation and amortization. Scheduled depreciation and amortization is calculated on individual assets on a straight line basis so that assets are written off over their estimated useful life.

In calculating the estimated useful life, the expected economic and technical life is taken into consideration. The useful life of tangible assets is as follows:

Leasehold improvements	5–10 years
Laboratory appliances	4–20 years
IT equipment	4 years
Other plant and office equipment	4–10 years
Software licenses	2–4 years

At balance sheet date tangible assets and software that are expected to be held and used in the business are reviewed for any indications of impairment. If indicators are noted and the carrying value of assets exceeds the expected future cash flows related to those assets, impairment losses are recognized to reflect any excess of carrying amounts over the fair value of assets. Repairs that do not increase the expected useful life of assets are charged to current expenses.

Depreciation of leasehold improvements is calculated over the shorter of the useful life of the asset or the term of the lease.

Tangible assets acquired under capital leases are capitalized at the lower of the present value of the minimum lease payments or the fair value of the lease property. Depreciation is calculated over the shorter of the useful life of the asset or the term of the lease.

Igeneon Krebs-Immuntherapie	section V / 4
Forschungs- und Entwicklungs AG

Payments under license agreements are treated as expense, unless they are linked to specific regulatory approval required for the manufacture, use and sale of a compound falling under the terms of the relevant license. No such payments have been capitalized up to date. Payments under license agreements are expensed when occurred unless it is probable that a milestone will be achieved. In that case an accrual for milestone payments will be made.

Income Taxes

The Company accounts for income taxes pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes”, which requires an asset and liability approach in accounting for income taxes. Under this method, the amount of deferred tax asset or liability is calculated by applying the rates of enacted tax laws to the differences in the bases of assets and liabilities for financial and income tax purposes. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Deferred tax assets/liabilities are calculated using the corporate income tax rate of 25% that was effective during the period (prior years’ deferred income taxes have been calculated using the 34% tax rate that was the statutory rate in effect during the period).

Deferred income taxes are recognized in full, and then a valuation allowance unless it is more likely than not that the amounts will be recovered.

Igeneon Krebs-Immuntherapie	section V / 5
Forschungs- und Entwicklungs AG

Financial Instruments

The carrying amounts of financial instruments including cash equivalents, receivables, trade payables and other current liabilities and accruals approximated fair value as of December 31, 2004 and December 31, 2003, because of the relatively short-term maturity of these instruments.

Financial liabilities include loans granted in connection with funding for specific research projects; lenders could require repayment of these loans if the Company does not provide sufficient funding of the projects for which the loans were granted.

The effective interest rate of the Convertible Bond 2004 for the 25% portion not subject to mandatory conversion amounts to about 4.5%; the nominal interest rate amounts to 4% (for the period January 1, 2004 – September 30, 2004).

Igeneon Krebs-Immuntherapie	section V / 6
Forschungs- und Entwicklungs AG

Further information regarding convertible bonds is included in Note 6.

Cash equivalents

The Company considers all instruments with original or remaining maturities of three months or less, to be cash equivalents.

Credit Risk

The carrying value of receivables represent the maximum credit risk and default risk. A concentration of credit risks exist insofar as money market mutual funds contained in cash equivalents consist of shares in one mutual fund, DB Portfolio Euro Liquidity.

Accounting for Grants

Grants which are not repayable are recognized as income for the same periods as the corresponding costs, which they are intended to offset. Grants related to assets are shown in the balance sheet as deductions from the acquisition costs of the corresponding assets. The Company must comply with the rules and regulations of the relevant institution providing the grant. Grants are subject to audit by the grantor. Prior adjustments from audits have not been significant.

The Wiener Wirtschaftsförderungsfonds (WWFF) may also revoke grants within three years of payment in case of non-compliance with the terms of the respective grant, which includes relocation of value-adding activities outside Vienna. The Company believes it has complied with all such rules, and does not expect to have to repay any amounts that have been granted or applied for.

Stock-based Compensation

US GAAP permits two methods of accounting for stock options: the intrinsic value method and the fair value method. Under the intrinsic value method as set out in Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”, compensation cost equal to the difference between the market price of the shares and the option price on the measurement date (the date upon which both the number of shares the employee is entitled to receive and option price is known) is recognized from the date of grant over the vesting period of options. Where the measurement date occurs after the date of grant, as in the case of performance related options, compensation cost would be recorded under variable plan accounting such that the difference between the price of the shares at each balance sheet date and the option exercise price would be charged to income over the vesting period and would be adjusted in subsequent periods up to the measurement date. Where the performance condition is such that management cannot make a reasonable estimate because the Company cannot control the condition, such as the successful completion of an initial public offering, no compensation cost is recognized until the performance condition is satisfied.

SFAS 123 “Accounting for Stock Based Compensation” introduced a fair value based method of accounting for stock based compensation. Under the fair value method of accounting as set out in SFAS 123, the total amount of compensation cost represents the estimated fair value of each option determined at the grant date that will eventually vest, and is recognized over the vesting period of the option. SFAS 123 encourages, but does not require, companies to recognize expense for grants of stock, stock options and other equity instruments to employees based on fair value accounting rules. Companies which choose not to adopt the intrinsic value method are required to disclose pro forma net income and earnings per share under the fair value method. In addition, detailed disclosures are required concerning the plan terms, exercise prices and the assumptions used in measuring fair value of stock based grants. Igeneon chose to account for stock-based compensation based on the liabilities of APB Opinion 25.

The Black-Scholes-Merton option valuation model was used to price the options granted under the various Stock Option Plans. The fair value is based on the assumption that all options are granted at the date of the respective Supervisory Board approval.

Valuation at time of award	Plan March 2001	Plan December 2001	Plan April 2002
Total fair value	92,184.00	2,490,677.52	349,358.00
Basis of calculation:

Expected life of the option	8	8	7
Risk free interest rate	4.73%	4.70%	4.90%
Term of the options	Unlimited	2009	2009
Volatility (Biotech Index)	40%	40%	40%
Dividend yield	N/A	N/A	N/A

The following table summarizes the results as if the stock-based employee compensation expense for the periods ended December 31, 2004 and December 31, 2003 had been recognized on the basis of SFAS 123:

	Jan 1, 2004 – Dec 31, 2004	Jan 1, 2003 – Dec 31, 2003
Net loss, as reported	(44,202,219.68)	(17,522,432.27)

Add: Stock-based employee compensation expense included in reported net loss, net of related tax effects	9,327.75	20,351.44

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(30,728.00)	(30,728.00)

Pro forma net loss	(44,223,619.93)	(17,532,808.83)

Recent Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board (FASB) issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (FIN 46R or the Interpretation). FIN 46R clarifies the application of ARB No. 51 to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities,

Igeneon Krebs-Immuntherapie	section V / 7
Forschungs- und Entwicklungs AG

known as variable interest entities (VIEs), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as variable interest entities are required to apply the rules of the interpretation in financials statements for periods ending after March 14, 2004. Igeneon does not have interests in variable interest entities and therefore the adoption of FIN 46 (R) did not have a material impact on its financial position, results of operations or cash flows.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs - an amendment of ARB No. 43, Chapter 4” in an effort to unite the United States accounting standards for inventories with International Accounting Standards leading to consistent application of certain accounting requirements. FAS 151 addresses accounting for abnormal amounts of freight, handling costs, idle facility expense and spoilage (wasted material) and requires that these costs be recognized as current period expenses. Previously, these costs had to be categorized as “so abnormal as to require treatment as current period charges.” In addition, allocation of fixed production overheads to the costs of conversion must be based on the normal capacity of the production facilities. FAS 151 will be effective for fiscal periods beginning after June 15, 2005. The adoption of this statement is not expected to impact the Company’s operating results, financial position or cash flows.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), Share Based Payment (“SFAS 123R”). This statement is a revision to SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. This statement is effective for the periods that begin after December 15, 2005. The Company has not quantified the impact of the adoption of SFAS 123R on its financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets – an amendment of APB Opinion No. 29.” This statement requires that non-monetary exchanges must be recorded at fair value and the appropriate gain or loss must be recognized so long as the fair value is determinable and the transaction has commercial substance. According to this statement, companies can no longer use the “similar productive assets” concept to account for non-monetary exchanges at book value with no gain or loss being recognized. FAS 153 will be effective for fiscal periods beginning after June 15, 2005. The adoption of this statement may impact the Company’s operating results, financial position or cash flows in future periods if such a non-monetary exchange occurs.

Igeneon Krebs-Immuntherapie	section V / 8
Forschungs- und Entwicklungs AG

3. License and Co-Promotion Agreements

On June 25, 2002 the Company entered into a license agreement with Protein Design Labs, Inc. (PDL) under an option agreement signed by the companies in 2000. The Company receives exclusive worldwide rights to develop and market humanized monoclonal antibody while PDL receives an upfront fee, milestone payments and royalties on any product sales generated by the antibody. The upfront fee was expensed in the period paid, and any substantive milestones are expensed when the milestones are reached. Any royalties will be accrued as product sales are made. There are currently no products being sold under this agreement.

4. Equipment and Improvements

The tangible assets consist mainly of laboratory appliances, furniture and fixtures and IT equipment.

There are no restrictions of title affecting the assets, and there are no pledged assets acting as security for debts, with the exception of leased assets.

During 2004 the Company invested EUR 255,386 (2003: EUR 954,425) in tangible assets and software. Additions to tangible assets of EUR 150,756 (2003: EUR 938,483) are mainly laboratory appliances of EUR 51,512 (2003: 621,911), furniture and fixtures of EUR 39,032 (2003: 135,438) and IT equipment of EUR 60,212 (2003: 181,134).

Igeneon Krebs-Immuntherapie	section V / 9
Forschungs- und Entwicklungs AG

The movement on tangible assets and software in 2004 is as follows:

		Tangible assets	Software	Total
Acquisition costs	Jan 1, 2004	2,927,013.22	53,615.44	2,980,628.66
Accumulated depreciation	Jan 1, 2004	1,250,110.78	33,383.19	1,283,493.97

Net book value	Jan 1, 2004	1,676,902.44	20,232.25	1,697,134.69

Additions		150,755.83	104,629.76	255,385.59
Disposals		-280.66	0.00	-280.66
Depreciation and amortization		-594,819.36	-49,975.97	-644,795.33

Net book value	Dec 31, 2004	1,232,558.25	74,886.04	1,307,444.29

Accumulated depreciation	Dec 31, 2004	1,809,808.41	82,482.71	1,892,291.12
Acquisition costs	Dec 31, 2004	3,042,366.66	157,368.75	3,199,735.41

The movement on tangible assets and software in 2003 is as follows:
		Tangible assets	Software	Total
Acquisition costs	Jan 1, 2003	2,031,825.39	41,316.52	2,073,141.91
Accumulated depreciation	Jan 1, 2003	726,595.67	20,912.57	747,508.24

Net book value	Jan 1, 2003	1,305,229.72	20,403.95	1,325,633.67

Additions		938,482.81	15,941.81	954,424.62
Disposals		-9,730.94	0.00	-9,730.94
Depreciation and amortization		-557,079.15	-16,113.51	-573,192.66

Net book value	Dec 31, 2003	1,676,902.44	20,232.25	1,697,134.69

Accumulated depreciation	Dec 31, 2003	1,250,110.78	33,383.19	1,283,493.97
Acquisition costs	Dec 31, 2003	2,927,013.22	53,615.44	2,980,628.66

The change in acquisition costs in 2004 is as follows:
		Tangible assets	Software	Total
Acquisition costs	Jan 1, 2004	2,927,013.22	53,615.44	2,980,628.66

Additions		150,755.83	104,629.76	255,385.59
Disposals		-35,402.39	-876.45	-36,278.84

Acquisition costs	Dec 31, 2004	3,042,366.66	157,368.75	3,199,735.41

The change in acquisition costs in 2003 is as follows:
		Tangible assets	Software	Total
Acquisition costs	Jan 1, 2003	2,031,825.39	41,316.52	2,073,141.91

Additions		938,482.81	15,941.81	954,424.62
Disposals		-43,294.98	-3,642.89	-46,937.87

Acquisition costs	Dec 31, 2003	2,927,013.22	53,615.44	2,980,628.66

Igeneon Krebs-Immuntherapie	section V / 10
Forschungs- und Entwicklungs AG

The movement on tangible assets in 2004 can be further broken down as follows:

		Laboratory appliances	Furniture and fixtures	IT equipment
Acquisition costs	1 Jan 2004	2,147,759.15	262,808.38	516,445.69
Accumulated depreciation	1 Jan 2004	943,222.43	74,806.80	232,081.55

Net book value	Jan 1, 2004	1,204,536.72	188,001.58	284,364.14

Additions		51,511.87	39,031.80	60,212.16
Disposals		-280.66	0.00	0.00
Depreciation		-402,444.99	-55,544.76	-136,829.61

Net book value	Dec 31, 2004	853,322.94	171,488.62	207,746.69

whereof leased assets:
Net book value	Dec 31, 2004	526,615.89	48,870.42	184,252.06

Accumulated depreciation	Dec 31, 2004	1,339,114.88	118,048.03	352,645.50
Acquisition costs	Dec 31, 2004	2,192,437.82	289,536.65	560,392.19

The movement on tangible assets in 2003 can be further broken down as follows:
		Laboratory appliances	Furniture and fixtures	IT equipment
Acquisition costs	1 Jan 2003	1,545,880.86	141,144.97	344,799.56
Accumulated depreciation	1 Jan 2003	576,664.89	33,748.01	116,182.77

Net book value	Jan 1, 2003	969,215.97	107,396.96	228,616.79

Additions		621,910.66	135,438.01	181,134.14
Disposals		-5,905.11	0.00	-3,825.83
Depreciation		-380,684.80	-54,833.40	-121,560.95

Net book value	Dec 31, 2003	1,204,536.72	188,001.57	284,364.15

whereof leased assets:
Net book value	Dec 31, 2003	683,058.00	61,082.75	228,564.03

Accumulated depreciation	Dec 31, 2003	943,222.43	74,806.80	232,081.55
Acquisition costs	Dec 31, 2003	2,147,759.15	262,808.37	516,445.69

Total depreciation and amortization in the amount of EUR 644,795 (2003: EUR 573,193) includes depreciation of EUR 279,211 (2003: EUR 237,769) for assets reported under capital leases.

Igeneon Krebs-Immuntherapie	section V / 11
Forschungs- und Entwicklungs AG

5. Accrued Liabilities

Liabilities are in 2004 as follows:

EUR	Jan 1, 2004	Used	Releases	Additions	Dec 31, 2004
Statutory severance payments	134,912.98	0.00	0.00	23,438.81	158,351.79
Anniversary bonuses	9,483.70	0.00	168.88	0.00	9,314.82
AWS profit share	0.00	0.00	0.00	67,000.00	67,000.00
Termination of employment contracts	0.00	0.00	0.00	3,567.42	3,567.42

Subtotal: non-current liabilities	144,396.68	0.00	168.88	94,006.23	238,234.03

Supervisory Board fees	42,000.00	42,000.00	0.00	48,000.00	48,000.00
Bonuses	191,047.66	161,478.95	29,568.71	264,892.00	264,892.00
Termination of employment contracts	0.00	0.00	0.00	168,203.95	168,203.95
Additional risk on termination of employment contracts	0.00	0.00	0.00	50,000.00	50,000.00
Interest AWS-Mezzanin	0.00	0.00	0.00	193,014.96	193,014.96
Staff standby costs	0.00	0.00	0.00	56,626.00	56,626.00
Unused vacations	326,205.15	326,205.15	0.00	377,593.28	377,593.28
Other personnel cost	184,482.19	184,482.19	0.00	155,918.08	155,918.08

Subtotal: current liabilities and accruals	743,735.00	714,166.29	29,568.71	1,314,248.27	1,314,248.27

Total	888,131.68	714,166.29	29,737.59	1,408,254.50	1,552,482.30

Accrued liabilities includes accruals for probable contingent losses for their most likely amounts. Accrued liabilities related to disputes with previously terminated employment contracts have been accrued for the most likely settlement amount of EUR 50,000, however, the range of loss for such matters is estimated to be up to approximately EUR 433,000. All employees are covered by the collective bargaining agreement for the chemical industry.

In connection with the restructuring of the management of the Company upon and following closing of the merger with Aphton as described in Note 12, the Company accrued and paid certain key employees approximately EUR 710,000. An additional key employee has a contract which requires a similar payment to be made in the event he is severed or does not retain his current position with the Company that has a potential total additional payout of approximately EUR 150,000.

Liabilities are in 2003 as follows:

EUR	Jan 1, 2003	Used	Releases	Additions	Dec 31, 2003
Severance payments	78,540.77	2,602.42	0.00	58,974.63	134,912.98
Anniversary bonuses	5,152.91	0.00	0.00	4,330.79	9,483.70

Subtotal: non-current liabilities	83,693.68	2,602.42	0.00	63,305.42	144,396.68

Supervisory Board fees	42,000.00	42,000.00	0.00	42,000.00	42,000.00
Bonuses	216,307.90	197,025.69	19,282.21	191,047.66	191,047.66
Unused vacations	276,419.89	276,419.89	0.00	326,205.15	326,205.15
Other personnel cost	129,468.43	129,468.43	0.00	184,482.19	184,482.19

Subtotal: current liabilities and accruals	664,196.22	644,914.01	19,282.21	743,735.00	743,735.00

Total	747,889.90	647,516.43	19,282.21	807,040.42	888,131.68

Igeneon Krebs-Immuntherapie	section V / 12
Forschungs- und Entwicklungs AG

Statutory severance payments

Employees of Austrian companies are entitled to receive severance payments upon termination of their employment or on reaching normal retirement age. Besides the legal obligation for severance payments there are no contractual postretirement benefit-plans. The entitlements depend on years of service and final compensation levels. Although these obligations are for tax reasons partly funded, the debt instruments and fund shares do not qualify as plan assets under US GAAP.

Under US GAAP such liabilities are calculated according to the projected unit credit method. Actuarial gains and losses that fall within a corridor defined as 10% of the greater of the projected benefit obligation and the market value of plan assets at the beginning of the year are not recognized. The excess actuarial gains and losses that fall outside this corridor are amortized over the average remaining service period of active employees participating in the plan. US GAAP also requires an additional minimum pension obligation to be recorded if the accumulated benefit obligation exceeds the fair value of plan assets plus the existing accrued liability. If an additional obligation requiring to be recognized exceeds unrecognized prior service entitlement, the excess is recorded in other comprehensive income net of taxes.

The changes in the liability during the year were as follows:

	2004	2003
Project benefit obligation (PBO) at start of period	146,945.90	78,540.77
Service cost	59,628.07	56,748.99
Interest cost	9,236.92	7,425.90
Severance payments	(46,288.89)	(7,802.68)
Actuarial (gain) loss for the period	30,964.27	12,032.92

Projected benefit obligation at end of period	200,486.27	146,945.90

	2004	2003
Projected benefit obligation (PBO)	200,486.27	146,945.90
Plan assets	0.00	0.00
Unrecognized actuarial gain (loss) on PBO	(42,134.48)	(12,032.92)
Additional minimum pension liability	0.00	0.00

Liability according to US GAAP	158,351.79	134,912.98

Igeneon Krebs-Immuntherapie	section V / 13
Forschungs- und Entwicklungs AG

	2004	2003
Accumulated benefit obligation (ABO)	126,394.09	100,591.73
Future salary increases	74,092.18	46,354.17

Projected benefit obligation (PBO)	200,486.27	146,945.90

	2004	2003
Service cost	59,628.07	56,748.99
Interest cost	9,236.92	7,425.90
Amortization of net loss / (gain)	862.71	0.00

Net periodic severance cost	69,727.70	64,174.89

The average remaining period for amortization of unrecognized actuarial results is 18 years (2004) and 14 years (2003).

The benefits as of December 31, 2004 expected to be paid upon employees reaching their statutory retirement age within the next five years will amount to EUR 8,569 (the whole amount to be potentially paid out in 2007) and EUR 79,922 for the five years thereafter (2010-2014).

The estimated benefits as of December 31, 2003 expected to be paid upon employees reaching their statutory retirement age within the following five years will amount to EUR 8,600 (the whole amount to be potentially paid out in 2007) and EUR 17,400 for the five years thereafter (2009-2013).

Actuarial assumptions	2004	2003
Discount rate	5.00%	5.50%
Salary increases	3.50%	3.50%
Retirement age: women / men	56.5–65 / 61.5-65	56.5 / 61.5

The measurement date of this plan is the balance sheet date.

Igeneon Krebs-Immuntherapie	section V / 14
Forschungs- und Entwicklungs AG

6. Convertible Bonds

In October 2002 the Company issued EUR 7,875,000 of 4% convertible bonds (“Convertible Bonds 2002”). The bonds are subordinated to all other debt of the Company. The bonds have a term of 5 years and mature in October 2007. Bondholders have the right and the contractual obligation to convert their bonds into shares in the Company in the event of an Initial Public Offering (IPO) or Private Placement (PP).

The convertible bonds are accounted for in accordance with APB No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. For the financial statements 2003, therefore, the Convertible Bonds 2002 is classified as a liability.

In February 2004 the Company issued convertible bonds (“Convertible Bonds 2004”) with a total face value of EUR 22,666,667 at a discount of 10% for a total consideration of EUR 20,400,000 (“Series C financing round”). The Convertible Bonds 2004 consists of 22,666,667 bonds with a face value of EUR 1 each. Upon issuance of the Convertible Bonds 2004, the terms of all outstanding Convertible Bonds 2002 were converted into terms equivalent to the Convertible Bonds 2004. The modification of the Convertible Bonds 2002 has been treated as a debt extinguishment in accordance with APB 26 “Early Extinguishment of Debt”. Accordingly, the difference between the fair value of the modified bond and its book value, EUR 186,758, has been recognized.

The Convertible Bonds 2004 are subordinated to all other existing and/or future debt of the Company of whatever kind, but ranks pari passu with the Convertible Bonds 2002. The term of the Convertible Bonds 2004 is five years, maturing on February 29, 2009. It bears interest at 4% p.a. on its face value from January 1, 2004 until September 30, 2004. Interest shall cease to accrue on any portion of the Convertible Bond 2004 that is not converted by September 30, 2004. The total interest amounts to EUR 678,137.

Igeneon Krebs-Immuntherapie	section V / 15
Forschungs- und Entwicklungs AG

Instead of receiving repayment from the Company of the face value of the bonds plus accrued interest at the end of the term, each Series C investor shall have the right to convert to Series C Preferred Stock (or the obligation under certain mandatory conversion conditions), to convert all bonds or portions thereof into newly issued Class C preferred shares. The number of Class C preferred shares to be received by each Series C investor upon conversion shall be determined by dividing the aggregate face value of the bonds plus interest accrued until September 30, 2004 by the conversion price that is applicable as discussed below.

Series C investors and the 2002 bondholders are treated equally with the shareholders with respect to the Convertible Bonds 2004 and the 2002.

Class C preferred shares resulting from conversion of the Convertible Bonds 2004 and 2002 shall have a liquidation preference over Class B preferred shares, Class A preferred shares and over common stock in the event of a liquidation or winding up of the Company. In the event of a trade sale, merger or asset deal, holders of Class C preferred shares have a preference on proceeds (“C Sale Preference”) over Class B preferred shares, Class A preferred shares and common stock for the amount of capital invested in the course of the Series C financing round, including interest of 6% p.a. on capital with effect from January 1, 2004. In the event of an asset deal, the holders of Class C preferred shares shall be entitled to receive from the proceeds of sale of such assets an advance dividend payment on the amount of the Class C preference shares, subject always to the maximum distribution limit permitted under the applicable law. In such a case, the Class C preferred shares shall have a preference over the Class B preferred shares.

If the Convertible Bonds 2004 and 2002 remain un-converted as of November 30, 2004, then 75% of such bonds must be mandatorily converted to Series C preferred stock. The conversion price of the shares into which 75% of the bond is mandatorily convertible at November 30, 2004 is EUR 1 per share, resulting in 23,877,164 shares to be issued.

On December 14, 2004 the Company entered into agreements with Aphton Corporation (Nasdaq: APHT). Under these agreements, Igeneon stockholders will receive 21.5 million shares of Aphton common stock in exchange for 100% of the equity of Igeneon, including the shares due upon conversion of the Convertible Bonds 2002 and the Convertible Bonds 2004 (“the Transaction”).

Igeneon Krebs-Immuntherapie	section V / 16
Forschungs- und Entwicklungs AG

The Transaction has been independently reviewed and approved by the boards of both companies and the Aphton stockholders. With respect to the Convertible Bonds 2002 and the Convertible Bonds 2004, the agreements provide that the 2002 Bond Holders and the 2004 Bond Holders shall not be obliged to convert, pursuant to the previously existing agreements, the 2002 Bonds and the 2004 Bonds into Igeneon shares prior to the Transaction. The 75% of the Convertible Bonds 2002 and the Convertible Bonds 2004 which were previously scheduled for conversion in 2004 have therefore not yet been converted and will not be converted until the Transaction has been closed. The terms of the convertible bonds remain unchanged.

As a result of the merger with Aphton, the bonds had not been legally converted as of December 31, 2004. Since uncertainty remains as to the eventual conversion, the Convertible Bonds 2002 and the Convertible Bonds 2004 have been classified as liability as of December 31, 2004.

75% of interest and discount as well as the respective transaction costs have been treated as an expense in 2004, since 75% of the bonds were due to convert in 2004. 25% of interest and discount as well as the respective transaction costs are amortized over the term of the convertible bond. As of December 31, 2004 the unamortized portion of interest and discount as well as the respective transaction costs, which are offset against the convertible bonds, amount to EUR 1,474,962 (2003: EUR 1,344,008).

Since the bonds were convertible into preferred series C shares at a price less than the estimated fair value of those shares at the date of bond issuance, the 75% portion of the bonds that are mandatorily convertible at November 30, 2004 contain a beneficial conversion feature amounting to EUR 20,615,625 which has been treated as an expense in 2004. The estimated fair value of the shares of preferred series C issuable at the mandatory November 30, 2004 conversion date was in excess of EUR 43,000,000 at the date the bonds were issued. The remaining 25% of the bonds contain a contingent beneficial conversion feature, as the holders are required to convert at a conversion price of EUR 1.00 (a total of 7,959,055 shares) or if the applicable transaction price is below the price of EUR 0.87, at such a price per share after November 30, 2004 as a result of the closing of a qualifying transaction.

7. Interest-bearing loans

As of December 31, 2004, interest-bearing loans in an amount of EUR 5,918,852 (2003: EUR 5,007,410) were included in non-current financial liabilities and in an amount of EUR 868,558 (2003: EUR 183,333) in current portion of long-term financial liabilities. The interest-bearing loans are as follows.

Lender	in EUR	Maturity	Interest rate
Austria Wirtschaftsservice	436,037.01	30 Jun 2011	8.5%
Österreichische Forschungsförderungsgesellschaft	339,600.59	30 Sep 2005	2.0%
Österreichische Forschungsförderungsgesellschaft	465,106.14	30 Jun 2006	3.0%
Bank Austria Creditanstalt (ERP-Investitionskredit)	2,250,000.00	1 Jul 2006	0.5%
Bank Austria Creditanstalt (FFG-Investitionskredit)	916,666.67	30 Jun 2007	3-m.EURIBOR +0.6%
Erste Bank (FFG-Kredit)	600,000.00	31 Mar 2008	3-m.EURIBOR +0.6%
Bank Austria Creditanstalt (FFG-Kredit)	780,000.00	30 Jun 2009	3-m.EURIBOR +0.5%
Erste Bank (AWS-Kredit)	1,000,000.00	1 Jul 2010	3-m.EURIBOR +0.5%

On the basis of an application (SF-Finanzierungsansuchen) dated May 31, 1999, Austria Wirtschaftsservice (AWS), formerly Innovationsagentur, granted Igeneon seed financing in the form of a loan amounting to EUR 436,037.00 for its research and development work on cancer vaccines. Project funding is provided as mezzanine capital in three tranches, which have been fully paid out. The duration of the loan is 10 years, starting on July 1, 2001, with a grace period of 3 years before repayment begins. In connection with the Aphton transaction, AWS has indicated that the terms of the seed financing might be adjusted upon closing.

Igeneon Krebs-Immuntherapie	section V / 17
Forschungs- und Entwicklungs AG

The loan granted by Österreichische Forschungsförderungsgesellschaft (FFG), formerly Forschungsförderungsfonds für die gewerbliche Wirtschaft (FFF) maturing on September 30, 2005 has been partially repaid, bringing the nominal amount outstanding down to EUR 339,600.59.

For the ERP-Investitionskredit AWS (formerly Finanzierungsgarantie-Gesellschaft) provides a guarantee of 96.25 percent of the nominal amount of EUR 2,250,000.00, and the remainder is guaranteed by Bank Austria Creditanstalt.

For the FFG-Investitionskredit (Bank Austria Creditanstalt) FFG provides an interest grant of 3% p.a. of the nominal amount of EUR 1,100,000.00 and a guarantee.

For the FFG-Kredit (Erste Bank) FFG provides a guarantee and an interest grant in the total amount of EUR 42,200.00, which is equivalent to 2% p.a. of the nominal amount of EUR 600,000.00.

For the FFG-Kredit (Bank Austria Creditanstalt) FFG provides a guarantee and an interest grant in the total amount of EUR 55,700.00, which is equivalent to 2% p.a. of the nominal amount of EUR 780,000.00.

For the AWS-Kredit (Erste Bank) AWS provides a guarantee for the total loan amount. For the provision of the guarantee AWS receives a fixed fee of 1.5% of the principal amount outstanding at the end of each half year, plus a variable payment. The variable payment will consist of an option fee in the amount of EUR 67,000, which has been agreed upon in connection with the Aphton transaction and which has been included in liabilities. The loan agreement also provides for a right to require a pledge on the patents for IGN101 as security for the guarantee from January 1, 2005 on. AWS has not yet required such a pledge.

For those loans granted in connection with funding for specific research projects; lenders could require repayment of these loans if the company does not provide sufficient funding of the projects for which the loans were granted.

As of December 31, 2004 scheduled principal repayments for interest-bearing loans were as follows:

Principal repayments
2005	868,557.67
2006	3,474,063.81
2007	705,624.33
2008	755,691.00
2009	525,691.00
thereafter	457,782.00

8. Common stock and Preferred stock

Share capital

The share capital comprises 6,189,500 registered no par value shares and is fully paid up. Of this share capital, 1,704,800 shares are common stock, 1,484,700 are Class A preferred shares and 3,000,000 are Class B preferred shares; the shares all bear equal voting rights.

Class B preferred shares have preference over Class A preferred shares and common stock in case of liquidation or winding up of the Company. Class A preferred shares have preference over common stock in case of liquidation or winding up of the Company. If in case of liquidation or winding up of the Company the proceeds exceed the paid-in capital for Class B preferred shares, the remaining proceeds shall be distributed pro rata to the holders of Class A preferred shares. If in case of liquidation or winding up of the Company the proceeds exceed the paid-in capital for Class B preferred shares and Class A preferred shares, the remaining proceeds shall be distributed pro rata to the common stock shareholders.

Igeneon Krebs-Immuntherapie	section V / 18
Forschungs- und Entwicklungs AG

Treasury shares

The 60,650 treasury shares held in trust for the Company by Wolfgang Hahnkamper have been released and transferred to management under the terms of the management participation program.

Conditional capital

In virtue of a resolution of the Shareholders’ General Meeting of August 2, 2001 and of the Management Board’s and the Supervisory Board’s resolutions of November 23, 2001 and December 17, 2001 respectively, there is conditional capital of EUR 495,000 to provide for a stock option plan for members of the Management Board and employees (“Management Plan”).

In the Annual General Meeting of March 6, 2002, the shareholders also approved further conditional capital of EUR 123,750 to provide for a stock option plan for members of the Supervisory Board and other advisors (“Supervisory Board Plan”).

In the General Meeting of October 31, 2002 the shareholders approved conditional capital of 2,476,000 no par value bearer shares for the purpose of conversion of the Convertible Bonds issued by the Company.

The conditional capital of the Company therefore amounts to EUR 3,094,750 in total.

Authorized capital

In an extraordinary Shareholders’ General Meeting held on February 19, 2004 the Management Board was authorized under section 169 Austrian Joint Stock Companies Act (Aktiengesetz) to increase the nominal share capital by an amount of up to EUR 3,094,750 by issuing 3,094,750 new registered no par value preferred shares (Series C) having preference in liquidation to previously existing classes of shares. The capital may only be used by the Management Board with the approval of the Supervisory Board for the conversion of the Convertible Bonds 2004 and 2002.

Igeneon Krebs-Immuntherapie	section V / 19
Forschungs- und Entwicklungs AG

At the times of award (granting the options) the plans were as follows:

Main conditions of plan	Management Participation Program	Management Plan	Supervisory Board Plan
Plan commencement	2001	2001	2002
Plan expiration	2001	2003	2003
Vesting period	2 to 4 years	Later of 1 year after IPO and 2 years of employment	Later of 1 year after IPO and 2 years of activity
Exercise price per share	€0,01 on average	€10	€10

Number of options granted
Executive Board members:
Gottfried Himmler	19,150	52,500
Eugen Stermetz	19,150	52,500

Supervisory Board members:
Günter Frankenne			9,900
Nikolaus Zacherl			13,200
Max Link			9,900
Jürg Meier			13,200
Jörg Neermann			6,600

Total, Executive/Supervisory Board	38,300	105,000	52,800

Other senior executives	22,350	238,350	0
Other employees or advisors	0	121,650	13,200

Total number of options granted	60,650	465,000	66,000

as of January 1, 2003
Options exercised	0	0	0
Options forfeited	0	0	0
Options outstanding	60,650	253,450	52,800
Options exercisable	0	0	0

as of December 31, 2003
Options exercised	0	0	0
Options forfeited	0	12,061	0
Options outstanding	60,650	452,939	66,000
Options exercisable	20,015	0	0

as of December 31, 2004
Options exercised	60,650	0	0
Options forfeited	0	37,532	0
Options outstanding	0	427,468	66,000
Options exercisable	0	0	0

No compensation costs are recognized for the Management Plan and the Supervisory Board Plan since the exercise of the option is contingent on a successful completion of an initial public offering which has not occurred. For the management participation program options, the difference between the exercise price and the assumed market value of the shares has been recognized as compensation expense under equity (in accordance with APB No.25). In 2004 60,650 options under the management participation program were exercised at an exercise price of EUR 0,00. The market values of the shares at the respective balance sheet dates have been determined on the basis of the values implicit in the terms of conversion of the convertible bond of the Company. Compensation costs for awards with pro rata vesting were allocated on a linear basis. No options were granted during 2003 and 2004.

Igeneon Krebs-Immuntherapie	section V / 21
Forschungs- und Entwicklungs AG

9. Income Taxes

Deferred income taxes are recognized in full, and then a valuation allowance has been made if the likelihood of recovery is less than 50%. For that reason the main reconciling items are tax losses of previous years and unused tax credits which have not been taken into account in calculating deferred taxes on income.

The following table summarizes the deferred taxes after reconciliation to US GAAP:

Deferred tax assets	2004	2003
Capitalized start-up costs	0.00	41,697.24
Tangible fixed assets	5,786.03	23,677.05
Inventories	0.00	395,948.30
Discount and transaction costs	148,681.47	0.00
Liability for severance payments	17,855.09	34,850.20
Convertible bonds	243,564.49	0.00
Other liabilities	0.00	1,047.95
Tax loss carried forward	16,075,000.00	13,963,874.47

Deferred tax assets	16,490,887.08	14,461,095.21

Deferred tax liabilities
Software	3,793.65	1,415.77
Leased assets	9,271.53	7,892.93
Financial assets	38.40	0.00
Current receivables	64,014.82	75,278.54

Deferred tax liabilities	77,118.40	84,587.24

Deferred taxes	16,413,768.68	14,376,507.97
Valuation allowance of net deferred tax assets	(16,413,768.68)	(14,376,507.97)
Total	0.00	0.00

Deferred tax assets/liabilities are calculated using the corporate income tax rate of 25% effective as of January 1, 2005 (prior years’ deferred income taxes have been calculated using the 34% tax rate). As of December 31, 2004, the Company had tax losses carried forward of EUR 64,300,000 and various income tax credits.

Igeneon Krebs-Immuntherapie	section V / 22
Forschungs- und Entwicklungs AG

Tax losses can be carried forward indefinitely. However tax losses carried forward may only be offset against up to 75% of profits per year.

Gross deferred tax assets result primarily from net operating loss and income tax credit carryforwards. Realization of these assets is dependent on the Company’s ability to generate sufficient future taxable income, prior to the expiration of the carryforwards, which is dependent on the completion of research and development activities and successful marketing of the Company’s various products. Due to the uncertainties related to the above and in accordance with guidance contained in SFAS No. 109, a valuation allowance has been provided for these deferred tax assets. Accordingly, these assets do not appear in the Company’s balance sheet at December 31, 2004 and 2003. The changes in the valuation allowance in the years ended December 31, 2004 and 2003 were EUR 2,037,261 and EUR 6,197,917, respectively. The effect of the change in the statutory tax rate on deferred taxes prior to valuation allowance was EUR 3.8 million.

The main effects that have an influence on the effective tax rate are permanent differences in connection with the beneficial conversion feature and the valuation allowance of deferred tax assets.

The components of tax expense are:

current tax	(3,500)
deferred tax	2,037,261
valuation allowance	(2,037,261)

10. Commitments and Contingencies

As of December 31, 2004, commitments under operating and capital leases were as follows:

	Operating leases	Capital leases
2005	282,577.68	324,435.39
2006	282,577.68	282,855.62
2007	282,577.68	155,021.55
2008	282,577.68	89,572.34
2009	282,577.68	4,896.69
thereafter	2,543,199.12	0.00

Total commitment		856,781.59

Book value		822,994.54

Operating leases consists of rental agreements that extend beyond the non-cancellable term for an unlimited period, until cancelled by the parties. Rental expenses amounted to EUR 293,397.82 (2003: EUR 299,552.23).

Reconciliation between minimum lease payments at December 31, 2004 and their present value is as follows:

in EUR	Dec 31, 2004
Minimum lease payments	856,781.59
Interest under leasing agreements	-33,787.05

Present value	822,994.54

Igeneon Krebs-Immuntherapie	section V / 23
Forschungs- und Entwicklungs AG

The Company is from time to time been subject to claims and contractual disagreements related to its ongoing business activities. The historical resolution of such matters has not been significant to operating results or financial position, and management does not believe that the resolution of any existing matters would have a significant impact on its results of operations or its financial position. It is possible, however, that future results of operations for any particular period could be materially affected by changes in the Company’s assumptions or the effectiveness of its strategies related to such matters.

11. Related parties disclosures

A consultancy agreement concluded in October 2001 with ECOVAC GmbH, Oberwil, Switzerland, provides for an annual consultancy fee payable to ECOVAC of approximately EUR 180,000. Helmut Eckert, who is also a shareholder in the Company and until May 5, 2004 was a member of Igeneon’s Supervisory Board, holds 90 percent of the shares in ECOVAC GmbH. The agreement was terminated with effect from June 30, 2004. Expenses hereunder amounted to EUR 90,000 in 2004 (2003: EUR 180,000); there were no amounts owed by the Company as of December 31, 2004 and as of December 2003.

As with all members of the Scientific Advisory Board, the Company has entered into a consulting agreement with Helmut Samonigg, who is also a member of the Supervisory Board. The agreement, which dates from December 2002, provides for an annual minimum fee of EUR 24,000 for a minimum of 8 consulting days per year. Expenses hereunder amounted to EUR 24,469 in 2004 (2003: EUR 11,827); there were no amounts owed to the Company as of December 31, 2004 and there were no amounts owed by the Company as of December 31, 2003.

Günther Frankenne, a member of the Supervisory Board, has provided occasional consulting services for a daily fee of EUR 1,500. Expenses hereunder amounted to EUR 22,964 in 2004 (2003: EUR 40,387); an amount of EUR 3,274 was owed by the Company as of December 31, 2004 and there were no amounts owed by the Company as of December 31, 2003.

Igeneon Krebs-Immuntherapie	section V / 24
Forschungs- und Entwicklungs AG

12. Subsequent Events

The vote and approval by Aphton stockholders required for the closing of the Transaction (see also Note 6), under which Aphton Corporation (Nasdaq: APHT) acquires 100% of the equity of Igeneon, took place on March 22, 2005. The Transaction therefore closed on March 24, 2005.

As of December 31, 2004 there were 427,468 options outstanding under Management Plan and 66,000 under Supervisory Board Plan (see Note 8). The Stock Option Plans provide for a cash settlement of the options in case of a trade sale such as the Transaction. However since the price paid in the Transaction was below the exercise price of the options, the options have been settled for zero.

Vienna, June 8, 2005

Preparer:

Igeneon Krebs-Immuntherapie

Forschungs- und Entwicklungs AG

/s/ Manfred Rüdiger
Manfred Rüdiger
/s/ Gottfried Himmler
Gottfried Himmler
/s/ John McCafferty
John McCafferty
/s/ Donald Henderson
Donald Henderson
/s/ Steve Goth
Steve Goth

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.*

SEC registration fee	$965.14
Legal fees and expenses	$25,000
Accounting fees and expenses	$10,000
Printing, engraving and mailing expenses	$5,000
Miscellaneous	$5,000

Total	$45,965.14

*	All amounts, except for the SEC registration fee, are estimated.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) permits the Registrant to indemnify any person who is or was a director, officer, employee and agent, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise (each an “Insider”) against liability for each such Insider’s acts taken in his or her capacity as an Insider in a civil action, suit or proceeding if such actions were taken in good faith and in a manner which the Insider reasonably believed to be in or not opposed to the best interests of the Registrant, and in a criminal action, suit or proceeding, if the Insider had no reasonable cause to believe his or her conduct was unlawful, including under certain circumstances, suits by or in the right of the Registrant for any expenses, including attorneys’ fees, judgments, fines and amounts paid in settlements and for any liabilities which the Insider may have incurred in consequence of such action, suit or proceeding under conditions stated in said Section 145. The Registrant’s Certificate of Incorporation and By-Laws provide that the Registrant shall indemnify its directors and officers to the fullest extent authorized by the DGCL; provided, that the Registrant will not be required to indemnify any director or executive officer in connection with a proceeding initiated by such person, with certain exceptions.

As permitted by Section 102(b)(7) of the DGCL, Article NINTH of the Registrant’s Certificate of Incorporation provides that a director of the Registrant will not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, as amended, which concerns unlawful payments of dividends, stock purchases or redemption, or (iv) for any transaction from which the director derived an improper personal benefit.

The Registrant’s Certificate of Incorporation and Bylaws permits the Registrant to secure insurance on behalf of any director, officer, employee or agent of the Registrant or another corporation, partnership, joint venture, trust or other enterprise for any expense, liability or loss arising out of his or her actions in such capacity, regardless of whether the Registrant would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Item 15. Recent Sales of Unregistered Securities

In December 2002, we issued and sold a convertible, redeemable, 5-year, interest bearing debenture (note) to an accredited investor for proceeds of $3.0 million. The note is convertible at the holder’s option under certain conditions into shares of our common stock at a conversion price substantially equivalent to the market price of the common stock at the time of conversion. The note was issued in reliance upon the exemption from registration under Section 4(2) of the Securities Act and/or Rule 506 promulgated thereunder.

In February 2003, we sold to an institutional investor 500,000 shares of registered common stock at $2.96 per share receiving gross proceeds of approximately $1.48 million and unregistered warrants to purchase 150,000 shares of common stock in a private placement at $0.125 per warrant for gross proceeds of $18,750. The warrants were sold to an accredited investor in reliance upon the exemption from registration under Section 4(2) of the Securities Act and/or Rule 506 promulgated thereunder.

During the six months ended June 30, 2003 we sold in a private placement $20.0 million of convertible, redeemable, five-year, interest-bearing 2003 senior convertible notes and five-year warrants to purchase an aggregate total of 1,440,000 shares of our common stock to various accredited investors, for gross proceeds of $20.0 million. The first tranche of this transaction, comprising of $15.0 million of senior convertible notes and warrants to purchase an aggregate of 1,080,000 shares of common stock were sold in April 2003. The second tranche of this transaction, comprising of $5.0 million of senior convertible notes and warrants to purchase an aggregate of 360,000 shares of common stock were sold in June 2003. The 2003 senior convertible notes and the warrants were sold to accredited investors in reliance upon the exemption from registration under Section 4(2) of the Securities Act and/or Rule 506 promulgated thereunder.

The 2003 senior convertible notes bear interest at a rate of 6% per annum, payable quarterly, and at our option we may pay interest in cash or in shares of our common stock.

•	On July 1, 2003, we issued 31,191 shares of our common stock to the three noteholders in lieu of cash interest payments due on the 2003 senior convertible notes for the quarter ended June 30, 2003.

•	On October 1, 2003, we issued 54,428 shares of our common stock to the three noteholders in lieu of cash interest payments due on the 2003 senior convertible notes for the quarter ended September 30, 2003.

•	On January 1, 2004, we issued 50,984 shares of our common stock to the three noteholders in lieu of cash interest payments due on the 2003 senior convertible notes for the quarter ended December 31, 2003.

•	On April 1, 2004, we issued 66,095 shares of our common stock to the three noteholders in lieu of cash interest payments due on the 2003 senior convertible notes for the quarter ended March 31, 2004.

•	On July 1, 2004, we issued 77,320 shares of our common stock to the three noteholders in lieu of cash interest payments due on the 2003 senior convertible notes for the quarter ended June 30, 2004.

•	On October 1, 2004, we issued 84,508 shares of our common stock to the three noteholders in lieu of cash interest payments due on the 2003 senior convertible notes for the quarter ended September 30, 2004.

•	On January 3, 2005, we issued 101,012 shares of our common stock to the three noteholders in lieu of cash interest payments, due on the 2003 senior convertible notes for the quarter ended December 31, 2004.

•	On April 1, 2005, we issued 250,000 shares of our common stock to the three noteholders in lieu of cash interest payments, due on the 2003 senior convertible notes for the quarter ended March 31, 2005.

•	On July 1, 2005, we issued 207,130 shares of our common stock to two of the noteholders in lieu of cash interest payments due on the 2003 senior convertible notes for the quarter ended June 30, 2005.

•	On October 1, 2005, we issued 504,700 shares of our common stock to the three noteholders in lieu of cash interest payments due on the 2003 senior convertible notes for the quarter ended September 30, 2005.

The above shares were issued in reliance upon Section 4(2) of the Securities Act and Rule 506 promulgated thereunder. Each of the noteholders receiving such shares are accredited investors.

In September 2003, we sold units consisting of an aggregate of 3,920,000 shares of common stock and five-year warrants to purchase an aggregate of 980,000 shares of common stock to a group of accredited institutional investors for gross proceeds of $22.7 million. The units were sold to accredited investors in reliance upon the exemption from registration under Section 4(2) of the Securities Act and/or Rule 506 promulgated thereunder.

In March 2005, we issued 21,500,000 shares of common stock and paid $25,000 in cash to the equity holders of Igeneon in consideration for all of the equity securities of Igeneon. The shares of common stock were issued in reliance upon the exemption from registration under Section 4(2) and Regulation S of the Securities Act.

On November 23, 2005, we issued 6,500,000 shares of our common stock and 10,000 shares of our Series A-1 Convertible Preferred Stock (convertible into 20,000,000 shares of common stock, subject to certain anti-dilution provisions) in connection with the Note Exchange discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations. The shares were issued in reliance upon the exemption from registration under Section 4(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation, as amended. (1)

3.2	Amended and Restated By-Laws. (2)

4.5	Form of Warrant to purchase Common Stock, dated March 31, 2003, issued by Aphton Corporation to SF Capital Partners Ltd., Heartland Value Fund and Smith Barney Fundamental Value Fund Inc. (3)

4.7	Form of Additional Warrant to purchase Common Stock issued by Aphton Corporation to SF Capital Partners Ltd. (4)

4.8	Form of Warrant pursuant to which certain directors and officers of Aphton Corporation were granted stock options. (5)

4.9	Form of Class A Investor Warrant to purchase Common Stock issued to certain institutional investors on September 18, 2003. (6)

4.10	Rights Agreement, dated as of August 17, 2004, between Aphton Corporation and the Rights Agent (which includes the Form of Certificate of Designations, as Exhibit A, the Form of Rights Certificate, as Exhibit B, and the Summary of Rights to Purchase Shares of Preferred Stock as Exhibit C). (7)

4.11	Specimen of Common Stock Certificate. (8)

5.1	Opinion of Akerman Senterfitt. *

10.10	Incentive and Reward Plan, as amended. (9)

10.11	Collaboration and License Agreement, dated as of June 22, 2004, between Aphton Corporation and Daiichi Pure Chemicals Co., Ltd. (10)

10.12	Aphton Corporation 2004 Equity Participation Plan. (11)

10.13	Stock Purchase Agreement dated as of December 14, 2004, among Igeneon Krebs— Immunutherapie Forschungs—Und Entwicklungs-Ag (“Igeneon”), the holders of equity securities of Igeneon, and Aphton Corporation. (12)

10.14	Employment Agreement, effective as of January 29, 2004, by and between Aphton Corporation and Patrick T. Mooney, M.D. (13)

10.15	Employment Agreement, effective as of August 17, 2004, by and between Aphton Corporation and James F. Smith. (13)

10.16	Employment Agreement, effective as of March 1, 2005, by and between Aphton Corporation and Susan Anne Watson. (13)

10.17	Severance Agreement and Full Waiver and Release, effective June 9, 2005, between Dov Michaeli and Aphton Corporation. (14)

10.18	Consulting Agreement, dated June 9, 2005, between Dov Michaeli and Aphton Corporation. (14)

10.19	Severance Agreement and Full Waiver and Release, effective July 30, 2005, between Frederick Jacobs and Aphton Corporation. (15)

10.20	Employment Agreement, effective May 10, 2005, between Aphton Corporation and Manfred Ruediger. (15)

10.21	Retention Agreement, effective August 12, 2005, between Aphton Corporation and Patrick T. Mooney, MD (15)

10.22	Retention Agreement, effective August 12, 2005, between Aphton Corporation and James F. Smith (15)

10.23	Exchange Agreement, dated as of November 23, 2005, among Aphton Corporation, SF Capital Partners Ltd., Heartland Group, Inc., solely on behalf of the Heartland Value Fund, and Smith Barney Fundamental Value Fund Inc. (Nominee Name: Horizon Waves & Co.). (16)

10.24	Registration Rights Agreement, dated as of November 23, 2005, among Aphton Corporation, SF Capital Partners Ltd., Heartland Group, Inc., solely on behalf of the Heartland Value Fund, and Smith Barney Fundamental Value Fund Inc. (Nominee Name: Horizon Waves & Co.). (16)

21	Subsidiaries. (17)

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.*

23.2	Consent of Ernst & Young, independent auditors.*

23.3	Consent of Akerman Senterfitt (included in Exhibit 5.1 hereto).*

24	Power of Attorney.*

*	Previously filed.

(1)	Incorporated by reference to the Registrants Amendment No. 2 to Form S-1 filed on November 29, 2005.

(2)	Incorporated by reference to Exhibit 3.3 to the Registrant’s Form 10-K for the year ended December 31, 2004.

(3)	Incorporated by reference to the Registrant’s Form 8-K filed on April 1, 2003.

(4)	Incorporated by reference to the Registrant’s Registration Statement on Form S-3 filed on June 27, 2003.

(5)	Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed on July 8, 2003.

(6)	Incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-3 filed on October 31, 2003.

(7)	Incorporated by reference to Exhibit 4.9 to the Registrant’s Form 8-K filed on August 18, 2004.

(8)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A filed on January 30, 1998.

(9)	Incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-8 filed on July 8, 2003.

(10)	Incorporated by reference to the Registrant’s Form 10-Q for the quarter ended June 30, 2004.

(11)	Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed on September 7, 2004.

(12)	Incorporated by reference to Exhibit 10.12 to the Registrant’s Form 8-K filed December 15, 2004.

(13)	Incorporated by reference to the Registrant’s Form 10-K for the year ended December 31, 2004.

(14)	Incorporated by reference to the Registrant’s Form 10-Q for the quarter ended June 30, 2005.

(15)	Incorporated by reference to the Registrant’s Form 10-Q for the quarter ended September 30, 2005.

(16)	Incorporated by reference to the Registrant’s Form 8-K filed on November 23, 2005.

(17)	Incorporated by reference to the Registrant’s Form S-1 filed on September 9, 2005.

(b) Financial statement schedules.

None.

Item 17. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, State of Pennsylvania, on February 10, 2006 .

APHTON CORPORATION

By:	/s/ Patrick T. Mooney, M.D.
Patrick T. Mooney, M.D. Chief Executive Officer, President and Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Patrick T. Mooney, M.D. Patrick T. Mooney, M.D.	Chief Executive Officer, President and Chairman of the Board of Directors (Principal Executive Officer)	February 10, 2006

/s/ James F. Smith James F. Smith	Chief Financial Officer and Chief Accounting Officer (Principal Financial Officer and Principal Accounting Officer)	February 10, 2006

* Robert S. Basso	Director	February 10, 2006

* Vincent D. Enright	Director	February 10, 2006

* William A. Hasler	Director	February 10, 2006

* David H. Sachs	Director	February 10, 2006

* Georges Hibon	Director	February 10, 2006

* /s/ Patrick T. Mooney Patrick T. Mooney Attorney-in-Fact